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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 26, 2007

No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GT Solar International, Inc.
(Exact name of registrant as specified in our charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	03-0606749 (I.R.S. Employer Identification No.)

243 Daniel Webster Highway
Merrimack, New Hampshire 03054
Telephone: (603) 883-5200
Telecopy: (603) 595-6993
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Daniel F. Lyman
General Counsel
243 Daniel Webster Highway
Merrimack, New Hampshire 03054
Telephone: (603) 883-5200
Telecopy: (603) 595-6993
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Damon R. Fisher Kirkland & Ellis LLP 777 South Figueroa Street Los Angeles, California 90017 Telephone: (213) 680-8400 Telecopy: (213) 680-8500	Dennis M. Myers, P.C. Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 Telephone: (312) 861-2000 Telecopy: (312) 861-2200	Alan F. Denenberg Davis Polk & Wardwell 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000 Telecopy: (650) 752-2111

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

        If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common stock, par value $0.01 per share	$200,000,000	$6,140

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase from the registrant to cover over allotments, if any.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay our effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 26, 2007

                    Shares

GT Solar International, Inc.

Common Stock

        This is our initial public offering of shares of our common stock. All of the shares of common stock are being sold by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $       and $       per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol "SOLR."

        The underwriters have an option to purchase from the selling stockholders a maximum of additional shares to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to the Selling Stockholders
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about             , 2007.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	UBS Investment Bank

The date of this prospectus is             , 2007.

        You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of these securities. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Until            , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        This summary highlights information found elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, particularly the "Risk Factors" beginning on page 9 and our consolidated financial statements and the related notes thereto. Unless the context specifically indicates otherwise, references in this prospectus to: (i) "we," "us" and "our" refer collectively to GT Solar International, Inc. and its subsidiaries, including its principal operating subsidiary, GT Solar Incorporated (formerly known as GT Equipment Technologies, Inc.), and their respective predecessors; (ii) Predecessor refers to our predecessor for accounting purposes, GT Equipment Technologies, Inc., with respect to its results of operations for periods prior to its acquisition by GT Solar Holdings, LLC on January 1, 2006; and (iii) GT Solar refers to us with respect to our results of operations for periods following such acquisition. For comparison purposes, we have combined the results of operations and cash flows of our Predecessor for the period from April 1 to December 31, 2005 with those of GT Solar for the period from January 1 to March 31, 2006.

Our Company

        We are one of the world's largest providers of manufacturing equipment and "turnkey" manufacturing solutions to the rapidly growing photovoltaic, or PV, industry. Our products and solutions are used across the PV manufacturing value chain: production of solar grade polysilicon, manufacturing of multicrystalline silicon wafers, production of solar cells and assembly of complete modules. We provide significant facility and process design and integration know-how with our equipment, and believe we are one of the few providers of "turnkey" solutions across each stage of the PV manufacturing chain.

        We have established a leading position in the market for specialized furnaces essential to the production of multicrystalline wafers. We believe that our DSS units, which utilize the directional solidification system for crystal growth, accounted for over 80% of the equipment purchased from third parties for this application in 2006. Historically, PV manufacturers have produced a significant portion of their own manufacturing equipment rather than purchasing it from third parties, although we expect this to change as the PV industry continues to mature. We have also developed products to meet the growing demand for polysilicon, a market in which critical supply shortages have driven end market prices up significantly over the last two years. We believe we are a leading independent supplier of polysilicon reactors and associated process know-how worldwide. We also provide other types of PV manufacturing equipment across the PV manufacturing value chain, including wafer cleaning and etch systems, slurry recovery systems, solar cell testing and sorting equipment, and tabber/stringer machines used to link solar cells together as well as related parts, services and consumables.

        Strong growth in the PV industry and our ability to attract customers by selling an integrated package of process know-how and PV manufacturing equipment have enabled us to rapidly grow our revenues. Our revenues grew from approximately $9.0 million in the fiscal year ended March 31, 2004 to approximately $59.6 million in the fiscal year ended March 31, 2006 (on a combined basis), a compound annual growth rate, or CAGR, of approximately 158%, and from $40.2 million in the nine months ended December 31, 2005 to approximately $61.5 million in the nine months ended December 31, 2006, an increase of approximately 53%. As of December 31, 2006, we had received signed purchase orders or other written contractual commitments, which we consider our order backlog, with a value of approximately $295 million, which included approximately $130 million of orders for DSS units and approximately $139 million of orders for polysilicon reactors and other related equipment.

Market Opportunity

        The PV industry has grown significantly in the past several years. According to Solarbuzz, LLC, an independent solar energy research firm, the global PV market, as measured by total PV installations at end-customers in that year, increased from 927 megawatts, or MW, in 2004 to 1,744 MW in 2006, which represents a CAGR of approximately 37.2%. During the same period, PV industry revenues grew from approximately $6.5 billion in 2004 to approximately $10.6 billion in 2006. Under one of three forecast scenarios, Solarbuzz projects that PV revenues and annual installations will reach $26 billion and 5,521 MW, respectively, by 2011. Despite this rapid growth, solar energy constitutes only a small fraction of the world's energy output. We believe that rising energy demand, the increasing scarcity of traditional energy resources coupled with rising prices, the growing adoption of government incentives for solar energy due to increasing environmental awareness and concerns about energy independence, the gradually decreasing cost of solar energy and changing consumer preferences towards renewable energy sources will continue to drive the growth of the PV industry.

        The anticipated continued growth of the PV industry is expected to result in increased investment in manufacturing capacity across the PV manufacturing value chain resulting in greater demand for manufacturing equipment used in the PV industry. Total capital expenditures associated with new manufacturing capacity for the production of crystalline silicon PV products in 2006 reached approximately $2.36 billion, as reported by Solarbuzz.

Our Competitive Strengths

        We believe that our key strengths include:

        Leading Provider of Equipment and Turnkey Manufacturing Solutions to PV Manufacturing Value Chain.    We believe that we are one of the few providers that offers an integrated package of manufacturing equipment across the PV manufacturing value chain along with significant design and integration expertise and process know-how.

        Well-Positioned to Benefit From the Expected Growth of the PV Industry.    As one of the world's largest suppliers of manufacturing equipment and turnkey solutions to the PV industry, we believe we are well positioned to benefit from the expected growth in PV manufacturing capacity. Worldwide PV manufacturing capacity increased at a CAGR of 57% from 2003 to 2006 and is forecast by Solarbuzz to increase at a CAGR of 33% to 38% from 2006 to 2011.

        Significant Growth Opportunities for Our Polysilicon Products.    Solarbuzz forecasts that between 2006 and 2011 at least 87,000 metric tons, or MT, of polysilicon production capacity will be added by existing producers and new entrants.

        Well-Established and Growing Customer Base.    We have customer relationships with many of the leading solar wafer, cell and module manufacturers. We believe that our customer relationships together with our significant installed base of PV manufacturing equipment promotes replacement sales because we believe our customers typically purchase PV equipment from the incumbent supplier in order to reduce training costs and the risk of error that exist when switching to a new supplier.

        Large and Growing Order Backlog.    As of December 31, 2006, our order backlog was approximately $295 million (a portion of which has subsequently been recognized as revenue), compared to an order backlog of approximately $68 million at March 31, 2006. In the fourth quarter of our fiscal year ended March 31, 2007, we received several new orders for products with an aggregate value of approximately $83 million, which includes approximately $33 million of orders for DSS units and approximately $40 million of orders for polysilicon reactors and other related equipment. We believe that our order backlog provides us with significant visibility as to our near-term production levels, thereby enabling us to optimize our supply chain planning, including securing the necessary raw materials for future production, and to reduce our production costs.

        Proven Record in Commercializing Proprietary Technology.    We have a history of acquiring and improving, as well as internally developing, our technology. We licensed, enhanced, and in 2005, ultimately purchased from Crystal Systems the heat exchanger method, or HEM, furnace technology from which we developed our DSS furnace. In March 2006, we purchased a ninety-nine year license for a thirty-six rod polysilicon chemical vapor deposition, or CVD, reactor design from Poly Engineering S.r.l., a small Italian design firm, from which technology we developed our polysilicon reactors.

        Attractive Financial Profile.    Our customers are typically required to make a nonrefundable cash deposit of between 20% and 40% of the value of the equipment being purchased at the time the order is placed, as well as post a letter of credit prior to delivery for an additional amount such that the initial deposit together with the letter of credit equal at least 90% of the value of the equipment being purchased. Our customer payment policies enable us to generate a significant amount of cash and, as of December 31, 2006, we had cash and cash equivalents of approximately $63.1 million compared to approximately $6.0 million as of March 31, 2006.

        Experienced Management Team.    Many of our senior managers have experience at some of the world's major solar manufacturers and polysilicon producers. Our management team has a broad range of experience, including research and development, manufacturing, engineering, operations, finance and sales.

Our Growth Strategy

        To increase our market share and optimize our financial performance we have adopted the following strategies:

        Reinforce Our Market-Leading Position.    Our strategy is to be an enabler for the solar industry by providing high quality equipment as well as process design, installation, systems integration and training services that improve the performance of our customers' businesses. We believe that by delivering a technical capability that is highly valued by customers, we can maintain our market leading position and increase our profitability.

        Maintain Focus on Customer Satisfaction.    We believe we have cultivated an organizational focus on customer satisfaction. We believe this focus has resulted in strong customer relationships and a high level of customer retention. Our strategy is to maintain our focus on customer satisfaction by providing high quality differentiated products and services and demonstrating strong sales and service capabilities.

        Continue to Introduce New Products.    We have a history of product innovation, including the development of our polysilicon reactor, DSS unit, tabber/stringer machine, cell tester and slurry recovery system. Our strategy is to improve existing products in order to drive accelerated replacement of existing products, introduce new products that improve on the performance of competitors' products and develop new products that address the PV industry's needs.

        Continue Operational Improvement.    Our strategy is to continually improve the efficiency and profitability of our operations. For example, we are developing a plan to move final assembly and testing of certain of our products from our factory to the customer's site. We are also seeking to secure low-cost suppliers in Asia for certain non-critical components to further reduce the manufacturing cost of our products.

        Expand Global Sales Presence and Corporate Infrastructure.    Our strategy is to expand our global sales presence by hiring additional sales personnel and by entering into additional agreements with sales representatives in key markets. We believe that increasing our global sales presence will allow us to develop new customer relationships and generate incremental revenue. In addition, to effectively manage our growth in both size and geographic reach, we intend to hire additional managers to supervise our sales and marketing, research and development and human resource functions.

        Acquire Complementary Technologies or Businesses.    The PV manufacturing equipment industry is relatively fragmented and we believe there may be opportunities for consolidation. We will seek to make selective acquisitions where we believe there are technological, cost or customer synergies. We plan to focus on acquiring technologies that we believe present growth opportunities when deployed in our business.

Corporate Information

        Our business was founded in 1994. Effective January 1, 2006, our business was acquired by GT Solar Holdings, LLC, a newly formed company controlled by GFI Energy Ventures LLC, a private equity investment firm focused on the energy sector, which we refer to in this prospectus as "GFI." For ease of reference, we refer to this acquisition in this prospectus as the "Acquisition."

        The issuer of the common stock in this offering, GT Solar International, Inc., was originally incorporated in Delaware in September 2006. On September 27, 2006, we completed an internal reorganization through which GT Solar International, Inc. became the parent company of our principal operating subsidiary, GT Solar Incorporated, which was formerly known as GT Equipment Technologies, Inc. Prior to the reorganization, GT Solar International, Inc. did not conduct any operations or own any material assets.

        Our principal executive offices are located at 243 Daniel Webster Highway, Merrimack, New Hampshire 03054. Our telephone number is (603) 883-5200 and our web site address is www.gtsolar.com. We do not incorporate the information on our web site into this prospectus and you should not consider any information on, or that can be accessed through, our web site as part of this prospectus.

The Offering

Common stock offered by the selling stockholders	shares
Common stock outstanding after this offering	shares
Over-allotment option from certain selling stockholders	shares
Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."
Dividend policy	We do not intend to pay dividends on our common stock in the foreseeable future.
Proposed Nasdaq Global Market symbol	"SOLR"
Risk factors	You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

        The number of shares of our common stock that will be outstanding after this offering excludes 182,592 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2007, at a weighted average exercise price of $28.14 per share, and    additional shares of common stock reserved for issuance under our equity incentive plans. See the "Executive Compensation," "Description of Capital Stock" and "Shares of Our Common Stock Eligible for Future Sale" for more information.

        Except as otherwise indicated, all information in this prospectus reflects:

  •
  no exercise of the underwriters' over allotment option;

  •
  a    -to-one stock split to be effected prior to the completion of this offering; and

  •
  the effectiveness of our amended and restated certificate of incorporation and amended and restated by-laws prior to the completion of this offering.

Summary Consolidated Financial Information

        The summary financial data as of and for the fiscal years ended March 31, 2004 and 2005 and for the period from April 1, 2005 through December 31, 2005 have been derived from the historical consolidated financial statements of the Predecessor and the summary financial data as of March 31, 2006 and the period from January 1, 2006 through March 31, 2006 have been derived from the historical consolidated financial statement of GT Solar, all of which have been audited by Ernst & Young LLP, independent registered public accounting firm, and included elsewhere in this prospectus. The summary financial data as of and for the nine months ended December 31, 2006 have been derived from the unaudited consolidated financial statements of GT Solar, which are included elsewhere in this prospectus and reflect all adjustments, consisting solely of normal recurring adjustments, that, in the opinion of management, are necessary for their fair statement. Historical results are not necessarily indicative of the results expected in the future and results for an interim period are not necessarily indicative of results for a full year.

        The following financial information as of and for the fiscal year ending March 31, 2006, and for the period from January 1, 2006 through March 31, 2006, reflects the consolidated financial position, results of operations and cash flows of GT Solar subsequent to the date of the Acquisition and includes adjustments required under the purchase method of accounting. In addition, the balance sheet data of Predecessor as of December 31, 2005, includes adjustments required under the purchase method of accounting. In accordance with the requirements of purchase accounting, the assets and liabilities of GT Solar were adjusted to their estimated fair values and the resulting goodwill was recorded as of the transaction date. The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, the accompanying consolidated financial information of the Predecessor and GT Solar are not comparable in all material respects because of the effects of purchase accounting.

        Prospective investors should read the data presented below together with, and qualified by reference to, the "Unaudited Pro Forma Financial Statements," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor			GT Solar	Combined Predecessor/ GT Solar	Predecessor	GT Solar
	Fiscal Years Ended March 31,
						Nine Months Ended December 31,
			April 1, 2005 to December 31, 2005	January 1, 2006 to March 31, 2006	Fiscal Year Ended March 31, 2006(1)
	2004	2005				2005	2006
					(unaudited)		(unaudited)
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$8,970	$20,778	$40,228	$19,364	$59,592	$40,228	$61,457
Cost of Revenues	7,300	13,851	22,132	17,455	39,587	22,132	34,292

Gross Profit	1,670	6,927	18,096	1,909	20,005	18,096	27,165
Research and Development	1,072	1,021	1,025	659	1,684	1,025	2,865
Selling, General, Administrative and Marketing	2,652	3,667	5,401	5,276	10,677	5,401	23,146
Non-Cash Stock Compensation Expense(2)	87	1	20,133	—	20,133	20,133	—
Loss on Early Debt Extinguishment	—	461	—	—	—	—	—

Income (Loss) From Operations	(2,141)	1,777	(8,463)	(4,026)	(12,489)	(8,463)	1,154
Net Interest	(200)	(523)	(137)	(220)	(357)	(137)	(784)
Other Income (Expense)	(79)	(1,546)	(3,407)	(82)	(3,489)	(3,407)	(5,177)

Income (Loss) before Income Taxes	(2,420)	(292)	(12,007)	(4,328)	(16,335)	(12,007)	(4,807)
Provision (Benefit) for Income Taxes	(210)	121	—	(1,742)	(1,742)	—	(1,576)

Net Loss	$(2,210)	$(413)	$(12,007)	$(2,586)	$(14,593)	$(12,007)	$(3,231)

Loss Per Common Share:
Basic/Diluted	$(7.22)	$(1.35)	$(39.22)	$(0.31)	$(1.74)	$(39.22)	$(0.39)
Shares used to Compute Loss Per Share:
Basic/Diluted	306,126	306,126	306,126	8,370,000	8,370,000	306,126	8,370,000
Other Financial Data:
Depreciation and Amortization	$595	$457	$525	$3,994	$4,519	$525	$12,091
Capital Expenditures	27	135	497	115	612	497	752
Balance Sheet Data (at end of period):
Cash and Cash Equivalents	$654	$3,678	$3,192	$5,993	$5,993	$3,192	$63,113
Working Capital(3)	(2,699)	619	(1,074)	(1,482)	(1,482)	(1,074)	16,408
Total Debt	4,413	3,056	15,000	15,000	15,000	15,000	15,698
Stockholders' Equity	4,898	4,808	67,763	65,177	65,177	67,763	62,236
Cash Flow Data:
Cash provided by (used in):
Operating Activities	$304	$5,479	$3,771	$3,012	$6,783	$3,771	$58,660
Investing Activities	(27)	(1,339)	(556)	(211)	(767)	(556)	(1,235)
Financing Activities	(1,758)	(1,116)	(3,701)	—	(3,701)	(3,701)	(305)

Net Increase (Decrease) in Cash and Cash Equivalents	$(1,481)	$3,024	$(486)	$2,801	$2,315	$(486)	$57,120

(1)
The combined fiscal year ended March 31, 2006, represents the mathematical addition of our Predecessor's results of operations from April 1, 2005 to December 31, 2005, and GT Solar's results of operations from January 1, 2006 to March 31, 2006. We have included the combined financial information in order to facilitate a comparison with our prior fiscal years. This presentation is not consistent with generally accepted accounting principles in the United States, or U.S. GAAP, and may yield results that are not strictly comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established on the closing date of the Acquisition. Such results are not necessarily indicative of what the results for the respective periods would have been had the Acquisition not occurred.

(2)
In connection with the Acquisition, the Predecessor repurchased all of its outstanding stock options for approximately $20,133 being an amount equal to the aggregate of the difference between the exercise price of such options and the common stock acquisition price of $106.94 per share. This payment was subsequently reimbursed by GT Solar Holdings, LLC, and was recorded as compensation expense by the Predecessor in the period from April 1, 2005 to December 31, 2005. This compensation expense was allocable to employees associated with the following expenses: Cost of Revenues—$322; Research and Development—$109; Selling and Marketing—$649; and General and Administrative—$19,053. Non-Cash Compensation Expense for each of the fiscal years ended March 31, 2004 and 2005 was allocable entirely to employees associated with General and Administrative expenses.

(3)
Working capital as of December 31, 2005 and March 31, 2006 represents current assets minus current liabilities, including the senior secured promissory note of $15,000. Excluding the senior secured promissory note, working capital as of December 31, 2005 and March 31, 2006, would have been $13,926 and $13,518, respectively. On April 1, 2006, we refinanced this note through the issuance of a senior secured exchangeable note with a scheduled maturity of September 15, 2008. We repaid this note in full on April 23, 2007, using cash from operations.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are aware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial conditions or results of operations may be materially and adversely affected. In that event, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to our Business Generally

        We may be unable to manage our expansion effectively.

        We expect to expand our business significantly in order to meet our current and expected contractual obligations and to satisfy anticipated increased demand for our products and services. To manage the expansion of our operations, we will be required to improve our operational, information technology and financial systems, procedures and controls, increase manufacturing, distribution, sales and marketing capacity and, train and manage our growing employee base. Our management will also be required to manage an increasing number of relationships with customers, suppliers and other third parties, as well as procure new customers and suppliers. In addition, our current and planned operations, personnel, systems and internal procedures and controls might be inadequate to support our anticipated future growth. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, any of which could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We currently depend on a small number of customers in any given fiscal year for a substantial part of our sales and revenue.

        In each fiscal year, we depend on a small number of customers for a substantial part of our sales and revenue. For example, in the fiscal year ended March 31, 2005, three customers accounted for 75% of our revenue and, in the fiscal year ended March 31, 2006 (on a combined basis), three customers accounted for 67% of our revenue. In addition, as of December 31, 2006, we had a $295 million order backlog, of which $89 million was attributable to a single, new customer and the balance was attributable to a small number of new and existing customers. As a result, the default in payment by any of our major customers, the loss of existing orders or lack of new orders in a specific financial period, or a change in the product acceptance schedule by such customers in a specific financial period, could significantly reduce our net sales and have a material adverse effect on our financial condition, results of operations, business and/or prospects. We anticipate that our dependence on a limited number of customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with us in the future or will experience financial difficulties. Furthermore, many of our customers are at an early stage and many are dependent on the equity capital markets to finance their purchase of our products. As a result, these customers could experience financial difficulties and become unable to fulfill their contracts with us. There is also a risk that our customers will attempt to impose new or additional requirements on us that reduce the profitability of those customers for us. If we do not develop relationships with new customers, we may not be able to increase, or even maintain, our revenue, and our financial condition, results of operations, business and/or prospects may be materially adversely affected.

        Our success depends on the sale of a limited number of products.

        A significant portion of our operating profits has historically been derived from sales of DSS units, with DSS sales accounting for 48% of our revenue in the fiscal year ended March 31, 2005 and 72% of our revenue in the fiscal year ended March 31, 2006 (on a combined basis). There can be no assurance that DSS sales will increase beyond, or even be maintained at, past levels. Factors affecting the level of future DSS sales include factors beyond our control, including, but not limited to, competing product offerings by other PV equipment manufacturers. There can be no assurance that we will be able to successfully diversify our product offering to include, for example, additional polysilicon reactors and converters, and thereby increase our revenue and/or maintain our profits in the event of a decline in DSS sales. If sales of DSS units decline for any reason, our financial condition, results of operations, business and/or prospects could be materially adversely affected.

        We depend on a limited number of third party suppliers.

        We use component parts supplied by a small number of third party suppliers in our products and source most equipment used in our turnkey solutions from third party suppliers. We do not have any long-term agreements with our suppliers, which leaves us vulnerable to the risk that our suppliers may change the terms on which they have previously supplied products to us or cease supplying products to us at any time and for any reason. There is no guarantee that we will maintain relationships with our existing suppliers or develop new relationships with other suppliers. In addition, many of our suppliers are small companies that may cease operations for any reason, including financial viability reasons, and/or may be unable to meet increases in our demand for component parts and equipment, as we expand and grow our business. We are also dependent on our suppliers to maintain the quality of the components we use and the increased demands placed on these suppliers as we continue to grow may result in quality control problems. We may be unable to identify replacement or additional suppliers or qualify their products in a timely manner and on commercially reasonable terms. Component parts supplied by new suppliers may also be less suited to our products than the component parts supplied by our existing suppliers. Certain of the component parts used in our products have been developed, made or adapted specifically for us. Such parts are not generally available from many vendors and could be difficult to source elsewhere. As a result, there may be a significant time lag in securing an alternative source of supply.

        Our failure to obtain sufficient component parts and/or third party equipment that meet our requirements in a timely manner and on commercially reasonable terms could interrupt or impair our ability to fabricate our products and provide turnkey solutions, and may adversely impact our plans to expand and grow our business, as well as result in a loss of market share. Further, such failure may prevent us from delivering our products as required by the terms of our contracts with our customers, and may harm our reputation and result in breach of contract and other claims being brought against us by our customers. Any changes to our current supply arrangements, whether to the terms of supply from existing suppliers or to the identity of our suppliers, may also increase our costs.

        As a result of any of the foregoing factors, our financial condition, results of operations, business and/or prospects could be materially adversely affected.

        We may face product liability claims and/or claims in relation to third party equipment.

        It is possible that our products could result in property damage and/or personal injury, whether by product malfunctions, defects, improper use or installation or other causes. We cannot predict whether or not product liability claims will be brought against us or the effect of any resulting negative publicity on our business, which may include loss of existing customers, failure to attract new customers and a decline in sales. The successful assertion of product liability claims against us could result in potentially significant monetary damages being payable by us, and we may not have adequate resources to satisfy any judgment against us. Furthermore, it may be difficult to determine whether any damage or injury was due to product malfunction or operator error. Two of our customers have experienced accidents at their respective facilities involving our DSS units, the most recent of which occurred in December 2006, and resulted in two deaths. The causes of these accidents are still being investigated. To date, we have not received any product liability or other claims with respect to such accidents. The bringing of product liability claims against us, whether ultimately successful or not, could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We provide third party equipment in connection with both turnkey solutions and stand-alone sales. There can be no guarantee that such third party equipment will function in accordance with our intended or specified purpose or that the customer's personnel, in particular those who are inexperienced in the use of the specialized equipment sold by us, will be able to install and operate it, which may result in the return of products and/or claims by the customer against us. We have received complaints from two customers regarding the performance of third party equipment we supplied as part of turnkey solutions. In the event of a claim against us, there is no guarantee that we will be able to recover all or any of our loss from the third party equipment provider. Any such claim, in particular in the case of a turnkey solution where the customer may return or cancel related orders, could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        Our future success depends on our management team and on our ability to attract and retain key employees and to integrate new employees into our management team successfully.

        We are dependent on the services of our management team. Although these individuals are all subject to service agreements with us, any and all of them may choose to terminate such service agreements on thirty or fewer days' notice. The loss of any member of the management team could have a material adverse effect on our financial condition, results of operations, business and/or prospects. There is a risk that we will not be able to retain or replace these or other key employees. Integrating new employees into our management team could prove disruptive to our daily operations, require a disproportionate amount of resources and management attention and ultimately prove unsuccessful. This may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        Amounts included in our order backlog may not result in actual revenue or translate into profits.

        As of December 31, 2006, our order backlog was approximately $295 million, a portion of which has subsequently been recognized as revenue. During the fourth quarter of our fiscal year ended March 31, 2007, we received several new orders for products with an aggregate value of approximately $83 million. Although these amounts are based on signed purchase orders or other written contractual commitments, we cannot guarantee that all such amounts will result in actual receipt of revenue in the originally anticipated period or at all. In addition, the contracts included in our backlog may not generate margins equal to our historical operating results. We have only recently begun to track our order backlog on a consistent basis as a performance measure and, as a result, we do not have significant experience in determining the level of realization that we will actually achieve on our backlog. In the past, we have experienced variances in the realization of customer contracts and purchase orders that we would currently include as part of our backlog because of project delays or cancellations resulting from external market factors and economic factors beyond our control and we may experience delays or cancellations in the future. If our order backlog fails to result in revenue at all or in a timely manner, we could experience a reduction in revenue, profitability and liquidity.

        We may be unable to attract, train and retain technical personnel.

        Our future success depends, to a significant extent, on our ability to continue to develop and improve the technology of our products and to attract, train and retain experienced and knowledgeable technical personnel. Recruiting and retaining capable personnel, particularly those with expertise in the polysilicon and/or solar products industries, is vital to our success. There is substantial competition for qualified technical personnel, and qualified personnel are currently, and for the foreseeable future are likely to remain, a limited resource. Locating candidates with the appropriate qualifications, particularly for our New Hampshire location, can be costly, time-consuming and difficult. There can be no assurance that we will be able to attract new, or retain existing, technical personnel. We may need to provide higher compensation or increased training to our personnel than currently anticipated. If we are unable to attract and retain qualified personnel, or must change the terms on which our personnel are employed, our financial condition, results of operations, business and/or prospects may be materially adversely affected.

        We face competition from other manufacturers of equipment for PV products.

        The solar energy industry and wider renewable energy industry are both highly competitive and continually evolving as participants strive to distinguish themselves within their niche markets and compete with the larger electric power industry. In addition to solar wafer equipment manufacturers, we face competition from companies producing and/or developing other PV technologies. Many of these competitors have, and future competitors may also have, substantially greater financial, technical, manufacturing and other resources than we do. These resources may provide these other manufacturers with a competitive advantage because they can realize economies of scale, synergies and purchase certain raw materials and key components at lower prices. Current and potential competitors of ours may also have greater brand name recognition, more established distribution networks and larger customer bases, and may be able to devote more resources to the research, development, promotion and sale of their products or to respond more quickly to evolving industry standards and changes in market conditions. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        The international nature of our business subjects it to a number of risks, including unfavorable political, regulatory, labor and tax conditions in foreign countries.

        A substantial majority of our marketing and distribution takes place outside the United States, and a substantial percentage of our sales are to customers outside the United States. In the fiscal year ended March 31, 2006, we derived 74% of our revenue from sales to customers in Asia and 11% from sales to customers in Europe (on a combined basis). As a result, we are subject to the legal, political, social and regulatory requirements and economic conditions of many jurisdictions other than the United States. Risks inherent to maintaining international operations, include, but are not limited to, the following:

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  withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade and investment, including currency exchange controls imposed by or in other countries;

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  the inability to obtain, maintain or enforce intellectual property rights in other jurisdictions, at a reasonable cost or at all;

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  difficulty with staffing and labor force and managing widespread operations;

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  trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make our product offering less competitive in some countries; and

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  our establishing ourselves and becoming tax resident in foreign jurisdictions.

        Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed under differing legal, regulatory, economic, social and political conditions. There can be no assurance that we will be able to develop, implement and maintain policies and strategies that will be effective in each location where we do business. As a result of any of the foregoing factors, our financial condition, results of operations, business and/or prospects could be materially adversely affected.

        In addition, we have two significant contracts with Russian companies and therefore we are also subject to the risks of doing business in Russia and to the risks associated with Russia's economic and political environment. As is typical of an emerging market, Russia does not possess a well-developed business, legal and regulatory infrastructure that would generally exist in a more mature free market economy and, in recent years, Russia has undergone substantial political, economic and social change. Our failure to manage the risks associated with doing business in Russia and our other existing and potential future international business operations could have a material adverse effect upon our results of operations.

        We are subject to the legal systems of the countries in which we offer and sell our products.

        We offer and sell our products internationally, including in some emerging markets. As a result, we are and/or may become subject to the laws, regulations and legal systems of the various jurisdictions in which we carry on business and/or in which our customers or suppliers are located. Among the laws and regulations applicable to our business are health and safety and environmental regulations, which vary from country to country and from time to time. We must therefore design our products and ensure their manufacture so as to comply with all applicable standards. Compliance with legal and regulatory requirements, including any change in existing legal and regulatory requirements, may cause us to incur costs and may be difficult, impractical or impossible. Accordingly, foreign laws and regulations which are applicable to us may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        As a result of the procedural requirements or laws of the foreign jurisdictions in which we carry on business and/or in which our customers or suppliers are located, we may experience difficulty in enforcing supplier or customer agreements or certain provisions thereof, including, for example, the limitations on the product warranty we typically provide to our customers. In some jurisdictions, enforcement of our rights may not be commercially practical in light of the duration, cost and unpredictability of such jurisdiction's legal system. Any inability by us to enforce, or any difficulties experienced by us in enforcing, our contractual rights in foreign jurisdictions may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We face particular commercial, cultural and legal risks associated with our business in China.

        We have had significant sales in China. For example, in the fiscal year ended March 31, 2006, two of our three largest customers were Chinese companies. Further, we have recently opened two offices in China. Accordingly, our financial condition, results of operations, business and/or prospects could be materially adversely affected by economic, political and legal conditions and/or developments in China.

        Examples of economic and political developments that could adversely affect us include government control over capital investments or changes in tax regulations that are applicable to us. In addition, a substantial portion of the productive assets in China remain government owned. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products. Additionally, China has historically adopted laws, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in China or otherwise place them at a competitive disadvantage in relation to domestic companies. Any adverse change in economic conditions or government policies in China could have a material adverse effect on our overall economic growth and therefore have an adverse effect on our financial condition, results of operations, business and/or prospects.

        We also face risks associated with Chinese laws and the Chinese legal system. China's legal system is rapidly evolving and, as a result, the interpretation and enforcement of many laws, regulations and rules is not always uniform and legal proceedings in China often involve uncertainties. The legal protections available to us may therefore be uncertain and may be limited. Implementation of Chinese intellectual property related laws has historically been lacking, primarily because of ambiguities in Chinese laws and difficulties in enforcement. Accordingly, the intellectual property rights and confidentiality protections available to us in China may not be as effective as in the United States or other countries. In addition, any litigation brought by or against us in China may be protracted and may result in substantial costs and diversion of resources and management attention. As a result of the foregoing factors, our financial condition, results of operations, business and/or prospects may be materially adversely affected.

        We may be unable to protect our intellectual property adequately and may face litigation to protect our intellectual property rights.

        Our ability to compete effectively against other solar equipment manufacturers will depend, in part, on our ability to protect our current and future proprietary technology, product designs and manufacturing processes under relevant intellectual property laws, combined in some circumstances with protecting our patent, trademark and copyright rights and rights under trade secrecy and unfair competition laws. Third parties may infringe, misappropriate or otherwise violate our proprietary technologies, product designs, manufacturing processes and our intellectual property rights therein, which could have a material adverse effect on our financial condition, results of operations, business and/or prospects. Litigation to prevent, or seek compensation for, such infringement, misappropriation or other violation may be costly and may divert management attention and other resources away from our business without any guarantee of success.

        We rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. This includes both proprietary information of ours and proprietary information licensed from third parties. While we generally enter into confidentiality and non-disclosure agreements with our employees and third parties to protect our intellectual property and that of our licensors, such confidentiality and non-disclosure agreements could be breached and are limited, in some instances, in duration, and may not provide meaningful protection for the trade secrets or proprietary manufacturing expertise that we own or that is licensed to us. We have in the past and may continue to have certain of our employees terminate their employment with us to work for one of our customers or competitors. Adequate or timely remedies may not be available in the event of misappropriation, unauthorized use or disclosure of our manufacturing expertise, technological innovation and trade secrets. In addition, others may obtain knowledge of our manufacturing expertise, technological innovation and trade secrets through independent development or other legal means and, in such cases, we could not assert any trade secret rights against such a party.

        As of December 31, 2006, we had 10 U.S. patents, three pending U.S. patent applications, four foreign patents and five pending foreign patent applications. To the extent that we rely on patent protection, our patents may provide only limited protection for our technology and may not be sufficient to provide competitive advantages to us. For example, competitors could develop similar or more advantageous technologies or design around our patents. In addition, patents are of limited duration. Any issued patents may also be challenged, invalidated or declared unenforceable. If our patents are challenged, invalidated or declared unenforceable, other companies will be better able to develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. Further, we may not have, or be able to obtain, effective patent protection in all of our key sales territories. Our patent applications may not result in issued patents and, even if they do result in issued patents, the patents may not include rights of the scope that we seek. The patent position of technology-oriented companies, including ours, is uncertain and involves complex legal and factual considerations. Accordingly, we do not know the degree of future protection of our proprietary rights or the breadth of the claims allowed in patents issued to us or to others. Further, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important to our business.

        Certain of the intellectual property used by us is used under license from third parties. In the event that we were to breach the terms of such license agreements, we could lose our ability to use the relevant intellectual property, which could have a material adverse effect on us and our ability to operate.

        We may face claims by third parties in relation to the infringement, misappropriation, or other violation of their proprietary manufacturing expertise, technological innovation, and other intellectual property rights.

        We face potential claims by third parties of infringement, misappropriation, or other violation of such third parties' intellectual property rights. From time to time we have received and may in the future receive notices or inquiries from other companies regarding our services or products suggesting that we may be infringing their patents or misappropriating their intellectual property rights. Such notices or inquiries may, among other things, threaten litigation against us. In some instances these notices or inquiries may be sent by patent holding companies who have no relevant product line and against whom our patents may therefore provide little or no deterrence. Furthermore, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product and practicing our own patented technology. In addition, third parties could allege that our products and processes make use of their unpatented proprietary manufacturing expertise and/or trade secrets, whether in breach of confidentiality and non-disclosure agreements or otherwise. If an action for infringement, misappropriation, or other violation of third party rights were successfully brought against us, we may be required to cease our activities on an interim or permanent basis and could be ordered to pay compensation, which could have a material adverse effect on our financial condition, results of operations, business and/or prospects. Additionally, if we are found to have willfully infringed certain intellectual property rights of another party, we may be subject to treble damages and/or the other party's attorney's fees. Alternatively, we may need to seek to obtain a license of the third party's intellectual property rights or trade secrets, which may not be available, whether on reasonable terms or at all. In addition, any litigation required to defend such claims brought by third parties may be costly and may divert management attention and other resources away from our business, without any guarantee of success. Moreover, we may also not have adequate resources in the event of a successful claim against us.

        From time to time, we hire personnel who may have obligations to preserve the secrecy of confidential information and/or trade secrets of their former employers. Some former employers monitor compliance with these obligations. For example, a former employer of two of our current employees, one of whom is one of our executive officers, contacted us in June 2006 seeking assurance that their ex-employees were honoring their confidentiality obligations to their former employer. We have provided such former employer with such assurance in a meeting in January 2007. Since that meeting, the former employer has not taken any further action with respect to these ex-employees.

        While we have policies and procedures in place to guard against the risk of breach of confidentiality obligations by our employees, there can be no assurance that a former employer of one or more of our employees will not allege a breach and seek compensation for alleged damages. If such a competitor were to successfully bring such a claim, our know-how and/or skills base could be restricted and our ability to produce certain products and/or to continue certain business activities could be affected, to the detriment of our financial condition, results of operations, business and/or prospects.

        We may need to increase the size of our credit facility pursuant to which we obtain letters of credit required for our business or put in place additional or alternative financing arrangements.

        We are generally required to post letters of credit in order to secure customer deposits. On April 23, 2007, we entered into a senior secured revolving credit facility that provides for borrowings and letters of credit of up to an aggregate of $40.0 million and, as of that date, we had outstanding letters of credit of approximately $38.3 million and no outstanding borrowings. We believe that our senior credit facility will provide us with adequate liquidity for the foreseeable future. If our business continues to grow, however, we may need to increase our credit limit under such credit facility or to arrange an additional or replacement credit facility on similar terms. Further, if our credit limit is reached, this event may have a corresponding negative impact on the working capital available to us because we may be required to use cash that we receive from deposits from our customers in lieu of delivering letters of credit to our suppliers. Any of the foregoing factors may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We may face significant warranty claims.

        Our products are generally sold with a warranty for technical defects for a period equal to the shorter of: (i) twelve months from the date of acceptance by the customer; or (ii) fifteen months from the date of shipment. We expect that we will provide longer warranty cover in our polysilicon business, covering the shorter of: (i) twenty months from start up; or (ii) thirty four months from delivery. The warranty is typically provided on a repair or replace basis, with no monetary limit, and is not limited to products or parts manufactured by us. As a result, we bear the risk of warranty claims on all products we supply, including equipment and component parts manufactured by third parties, and any such claims may be made after we have recognized net revenue on the relevant sale. Our warranty expenses were $163,000 in the fiscal year ended March 31, 2004, $130,000 in the fiscal year ended March 31, 2005 and $562,000 in the fiscal year ended March 31, 2006 (on a combined basis). There can be no assurance that we will be successful in claiming under any warranty or indemnity provided to us by our suppliers in the event of a successful warranty claim against us by a customer or that any recovery from such supplier would be adequate. There is a risk that warranty claims made against us could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        Exchange rate fluctuations may make our products less attractive to non-U.S. customers and otherwise have a negative impact on our operating results.

        Our reporting currency is the U.S. dollar and almost all of our contracts are denominated in U.S. dollars. However, approximately 86% and 85% of our revenue was generated from sales to customers located outside the United States in the fiscal years ended March 31, 2005 and (on a combined basis) 2006, respectively, and we expect that a large percentage of our future revenue will continue to be derived from sales to customers located outside the United States. Changes in exchange rates between foreign currencies and the U.S. dollar could make our products less attractive to non-U.S. customers and therefore decrease our sales and gross margins. In addition, we incur costs in the local currency of the countries outside the United States in which we operate and as a result are subject to currency translation risk. Exchange rates between a number of foreign currencies and the U.S. dollar have fluctuated significantly over the last few years and future exchange rate fluctuations may occur. Currently, our largest foreign currency exposure is the Euro, primarily from purchases of third party equipment under turnkey arrangements from vendors located in Europe. In December 2006, we entered into forward foreign exchange rate contracts to hedge portions of these purchases. Future exchange rate fluctuations may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        An increase in interest rates could reduce the demand for our products.

        Our customers often use debt financing to purchase our products and otherwise run their businesses. As a result, an increase in interest rates in any of the markets in which our customers operate, including Europe, Asia and the United States, could make it difficult for existing and potential customers to secure the financing necessary to purchase our products. In addition, end users of PV products may depend on debt financing to fund the initial capital expenditures required to purchase and install PV applications. As a result, an increase in interest rates could make it difficult for end-users to secure necessary financing on favorable terms, or at all, and therefore could reduce demand for PV products. Any such decrease in demand for PV products could, in turn, result in decreased demand for our products, which are used in the manufacture of PV products. Thus, an increase in interest rates could lower demand for our products, reduce net sales and have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We may be unable to achieve information technology integration and expansion consistent with the pace of the planned expansion of our business generally.

        Our information technology infrastructure currently consists of two core applications, together with a small number of supporting applications. We are currently working, in conjunction with outside consultants, on increasing the level of integration between the two core applications and throughout our information technology system generally. If we are not able to achieve the necessary level of integration and expansion of our information technology systems in conjunction with an expansion of our business generally, there may be insufficient information technology support for the business. Information technology insufficiencies may divert management time and generally hinder the development of the business, thereby having a negative impact on our financial condition, results of operations, business and/or prospects.

Risks Relating to Our Polysilicon Products

        Our polysilicon reactor and STC converter are new products, with three orders for polysilicon reactors received as of March 31, 2007, and no orders fulfilled to date.

        We believe that our new polysilicon reactor and our silicon tetrachloride, or STC, converter could account for a significant proportion of our future revenue. However, rights to the key technology of the polysilicon reactor and STC converter have only been recently licensed by us and, as of March 31, 2007, we have received three orders for polysilicon reactors, two of which also include orders for STC converters. No pre-production prototypes of our polysilicon reactor or STC converter have been constructed, and our polysilicon reactor and STC converter have not been field tested. The first of these polysilicon reactors is scheduled to be delivered to the customer in August 2007. No assurance can be given that we will develop successfully this newly acquired technology and/or our polysilicon products. We may fail to bring our new polysilicon reactor and/or STC converter products to market on time or at all. If we fail to perform our obligations in respect of the polysilicon reactor order we have received, such order may be terminated and/or we may be required to pay damages or refund all or a portion of the purchase price. Failure to successfully develop our polysilicon products and/or to perform our obligations in respect of orders for polysilicon reactors and/or STC converters could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We license and do not own the technology underlying our new polysilicon reactor and STC converter products.

        The technology underlying our new polysilicon reactor and STC converter products is not owned by us, but is licensed under a ninety-nine year license agreement that could be terminated in the event of a material breach by us of such agreement that remains uncured for more than thirty days, or upon our bankruptcy or insolvency. Any termination of our rights to use the technology underlying our new polysilicon reactor and STC converter products would have a material adverse effect on our ability to offer our polysilicon products and therefore on our financial condition, results of operations, business and/or prospects. See "Business-Intellectual Property" for further details on the agreement pursuant to which we have licensed the polysilicon reactor and STC converter technology.

        Revenue recognition on sales of our new polysilicon reactor and STC converter products may be affected by a number of factors, some of which are outside our control.

        In accordance with our revenue recognition policy and standard terms of sale, we typically recognize 90% of revenue from the sale of established products on shipment. The remaining revenue from the sale of established products (typically 10%) is recognized upon customer acceptance. In the case of new products, until such time as the product is classified as an established product, 100% of the revenue from their sale is recognized by us upon customer acceptance. New products are not classified as established products until post-delivery acceptance and installation have been determined to be routine as a result of: (i) the acceptance process and criteria largely mirroring pre-shipment testing and checks; and (ii) a history of achieving pre-determined installation cost targets for such products. The number of acceptances generally required before sufficient history exists and a new product is deemed to have become established is three to five units (on a per unit basis rather than per customer). Once these conditions are established, we reclassify the product as an established product and will then typically recognize 90% of the revenue in respect of all orders of such product which have been shipped.

        Our polysilicon reactor and STC converter are new products. Accordingly, the revenue allocated to such reactors and converters will be recognized by us only upon customer acceptance in accordance with our revenue recognition policy. The timing of customer acceptance is impossible to predict, since it depends on many factors, some of which are outside our control. Acceptance of the polysilicon reactors will not occur until after the polysilicon reactors (the first of which is scheduled to be shipped in August 2007) have been received by the customer, are operational and have performed satisfactorily in agreed upon tests. Due to the complexity of integrating the polysilicon reactors into the customer's plant, it is possible that there may be significant delay between our shipping the polysilicon reactors and the polysilicon reactors becoming operational and capable of being tested. As a result, we do not expect to recognize any revenue related to the orders for polysilicon reactors included in our backlog as of December 31, 2006 before the fourth quarter of our fiscal year ending March 31, 2008. In addition, we cannot assure you that customer acceptance of these polysilicon reactors will occur at all. There is therefore a risk that we may be unable to recognize revenue on our existing orders for polysilicon reactors in a timely manner, even if we fully perform our obligations in respect of such orders in a timely manner. Delay in customer acceptance of the first order for polysilicon reactors could adversely affect further demand for our polysilicon reactors, and may adversely affect our financial condition, results of operations, business and/or prospects.

        If conditions at the customer site cannot be replicated in our facilities and therefore pre-shipment testing and checks cannot be deemed to be equivalent to the acceptance process, or if there is no history of meeting particular customer specifications, then an otherwise existing established product will be treated as new for revenue recognition purposes. There is therefore a risk that we may be unable to recognize revenue on any future orders for polysilicon reactors and/or converters in a timely manner, even if we fully perform our obligations in respect of any such orders in a timely manner. Delay in customer acceptance of such orders could adversely affect further demand for our polysilicon reactors and converters, and may adversely affect our financial condition, results of operations, business and/or prospects.

        Our quarterly operating results may fluctuate significantly in the future as a result of our polysilicon products being considered new products under our revenue recognition policy and the significant size of our individual contracts for polysilicon products.

        Our polysilicon business faces direct and indirect competition.

        We are not the only potential provider of polysilicon production equipment to the market generally. Further, the technology underlying our polysilicon reactor product is not the only known technology for producing polysilicon. Our polysilicon reactor is based on the Siemens process, which is a method whereby silicon depositions from silane or trichlorosilane, or TCS, gas are grown on heated rods inside a cooled bell jar. An alternative polysilicon production method is the fluidised bed reactor, or FBR, process, in which polysilicon is grown from hot polysilicon granules suspended in an upward flow of silane or TCS gas inside a specially designed chamber. The FBR process has certain advantages over the Siemens process, including allowing for the continuous production and extraction of polysilicon, consuming less energy and being less labor intensive. There can be no assurance that the FBR process or other polysilicon growth technologies will not supersede the Siemens process as the most commonly used method of polysilicon production. If other technologies for producing polysilicon become more widely used or more widely available, demand for our polysilicon reactor product, and thus our financial condition, results of operations, business and/or prospects, may be adversely affected.

        Existing direct competitors of our polysilicon business include a German company that we believe has recently entered into at least one contract to deliver polysilicon reactors, based upon what we believe is an existing proven Siemens process reactor design. There can be no assurance that our polysilicon business will compete successfully with this German company. Other existing direct competitors of our polysilicon business include a Russian company and a Chinese company. Although we believe our polysilicon reactor product to be distinct from the competing products offered by this Russian company and this Chinese company, there can be no assurance that our polysilicon reactor product will compete successfully with their products. If we are unable to compete successfully with these other products, it may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        Polysilicon producers currently indirectly compete with our polysilicon business, as demand for our polysilicon reactor and converter products is likely to be adversely affected by increases in polysilicon supply. Recent announcements indicate that major polysilicon producers including Renewable Energy Corporation ASA, Hemlock Semiconductor Corporation, Wacker Chemie AG, MEMC Electronic Materials, Inc., Mitsubishi Electric Corporation, Sumitomo Electric Industries Ltd. and Tokuyama Corporation may be planning increases in their polysilicon production capacity.

        Our polysilicon business may also face competition from competitors of which we are not currently aware or which enter into competition with our polysilicon business in the future. Potential competitors may have substantially greater financial, technical, manufacturing and other resources than us. Therefore, other manufacturers may have a competitive advantage because they can realize economies of scale, synergies and purchase certain raw materials and key components at lower prices. Our potential competitors may also have greater brand name recognition, more established distribution networks and larger customer bases, and may be able to devote more resources to the research, development, promotion and sale of their products or to respond more quickly to evolving industry standards and changes in market conditions. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        We rely upon a limited number of suppliers of key components and manufacturers for our polysilicon products.

        We are using two specialist manufacturers to fulfill our first order for polysilicon reactors, neither of which has previously supplied products to us. Each of these two suppliers is supplying different component parts, all of which are essential to the manufacture and operation of our polysilicon reactor product. Although we have recently qualified two additional manufacturers, there can be no assurance that we will be successful in maintaining relationships with any supplier, or that any suppliers will perform as we expect. Our failure to obtain components that meet our quality, quantity and cost requirements in a timely manner could interrupt or impair our ability to manufacture polysilicon reactors and/or STC converters, and/or increase our costs. In particular, there is a risk that one or both of the manufacturers being used by us for the first order of polysilicon reactors may not be able to deliver our products to us in a sufficiently timely manner to enable us to fulfill our obligations to the customer. As a result, we may face breach of contract claims and our reputation may be harmed. Further, our failure to secure additional suitable manufacturers for the production of our polysilicon reactors and STC converters could interrupt or impair our ability to conduct and/or expand our polysilicon business and thereby have a material adverse effect on our financial condition, results of operations, business and/or prospects.

Risks Relating to the PV Industry

        Government subsidies and economic incentives for on-grid solar electricity applications could be reduced or eliminated.

        Demand for PV equipment, including on-grid applications, has historically been dependent in part on the availability and size of government subsidies and economic incentives. Currently, the cost of solar electricity substantially exceeds the retail price of electricity in every significant market in the world, other than in Japan, where the cost is competitive with retail rates. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain, South Korea, Japan, China and the United States, have provided subsidies in the form of feed-in tariffs, rebates, tax write-offs and other incentives to end-users, distributors, systems integrators and/or manufacturers of PV products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. Many of these government incentives are due to expire in time, phase out over time, cease upon exhaustion of the allocated funding and/or are subject to cancellation or non-renewal by the applicable authority. For example, in Germany, which historically has been a major market for PV products, subsidies decline at a rate of between 5% and 65% per year, based on the type and size of the PV system, and discussions are currently underway concerning potential amendments to Germany's Renewable Energy Act, or EEG, which may include the reduction or elimination of subsidies thereunder.

        Further, any government subsidies and economic incentives could be reduced or eliminated altogether at any time and for any reason. Relevant statutes or regulations may be found to be anti-competitive, unconstitutional or may be amended or discontinued for other reasons. For example, the predecessor to the EEG was challenged in Germany on constitutional grounds and in the European Court of Justice as impermissible state aid. Although such challenge was unsuccessful, new proceedings challenging the EEG or comparable minimum price regulations in other countries in which we conduct our business, may be initiated. Amendments to the EEG are currently being discussed and there can be no assurance that subsidies and economic incentives under the EEG or other similar legislation in other countries will not be reduced or eliminated.

        The reduction, expiration or elimination of relevant government subsidies or other economic incentives may result in the diminished competitiveness of solar energy relative to conventional and other renewable sources of energy, and adversely affect demand for PV equipment or result in increased price competition, all of which could cause our sales and revenue to decline and have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of PV products.

        The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are currently being modified and may be modified again in the future. These regulations and policies could deter end-user purchases of PV products and investment in the research and development of PV technology. For example, without a mandated regulatory exception for PV systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to end-users of PV systems and make such systems less attractive to potential customers, which may have a material adverse effect on demand for our products and our financial condition, results of operations, business and/or prospects.

        Production capacity for solar grade polysilicon is cyclical, with periods of insufficient and excess capacity.

        Historically, the polysilicon market has been cyclical, with periods of insufficient and excess production capacity. Currently, there is a shortage of polysilicon due to production capacity that is insufficient to meet demand. If the current shortage continues or worsens, or if there are future shortages of polysilicon, the PV industry may be unable to continue to grow and/or may decline. As a result, demand for our solar products may decrease or may be eliminated, and our financial condition, results of operations, business and/or prospects may be materially adversely affected. Conversely, if the current shortage of polysilicon is eliminated through increases in polysilicon production capacity, an excess in production capacity for polysilicon could develop. Excess production capacity could adversely affect demand for our polysilicon reactor and STC converters. Solarbuzz forecasts that polysilicon supply could match demand as early as 2008 whereas other industry analysts forecast that supply will not match demand at least until 2010. A lack of demand for our polysilicon reactor and STC converter products could have a material adverse effect on our financial condition, results of operations, business and/or prospects.

        The PV industry may not be able to compete successfully with conventional power generation or other sources of renewable energy.

        Although the PV industry has experienced substantial growth over the last five years, it still comprises a relatively small component of the total power generation market and competes with other sources of renewable energy, as well as conventional power generation. Many factors may affect the viability of widespread adoption of PV technology and thus demand for solar wafer manufacturing equipment, including the following:

  •
  cost-effectiveness of solar energy compared to conventional power generation and other renewable energy sources;

  •
  performance and reliability of solar modules compared to conventional power generation and other renewable energy sources and products;

  •
  availability and size of government subsidies and incentives to support the development of the solar energy industry;

  •
  success of other renewable energy generation technologies such as hydroelectric, wind, geothermal and biomass; and

  •
  fluctuations in economic and market conditions that affect the viability of conventional power generation and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels.

        Technological changes in the PV industry could render existing products and technologies uncompetitive or obsolete.

        The PV industry is rapidly evolving and is highly competitive. Technological advances may result in lower manufacturing costs for PV products and/or PV product manufacturing equipment, and may render existing PV products and/or PV product manufacturing equipment obsolete. We will therefore need to keep pace with technological advances in the industry, including committing resources to ongoing research and development, acquiring new technologies, continually improving our existing products and continually expanding and/or updating our product offering, in order to compete effectively in the future. Our failure to further refine our technology and/or develop and introduce new solar power products could cause our products to become uncompetitive or obsolete, which could adversely affect demand for our products, and our financial condition, results of operations, business and/or prospects.

Risks Relating to This Offering and Our Common Stock

        Upon completion of the offering, GFI will continue to have significant influence over all matters submitted to a stockholder vote, which will limit your ability to influence corporate activities and may adversely affect the market price of our common stock.

        Upon completion of the offering, GFI will own or control common stock representing, in the aggregate, a    % voting interest in us, or    % if the underwriters exercise their over-allotment option to purchase additional shares in full. As a result of this ownership, GFI will continue to have substantial influence over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, the adoption of amendments to our certificate of incorporation and by-laws and approval of significant corporate transactions. GFI can also take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. Moreover, this concentration of stock ownership may make it difficult for stockholders to replace management. In addition, this significant concentration of stock ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. This concentration of control could be disadvantageous to other stockholders with interests different from those of our officers, directors and principal stockholders and the trading price of shares of our common stock could be adversely affected. See "Principal and Selling Stockholders" for a more detailed description of our stock ownership.

        Conflicts of interest may arise because some of our directors are principals of our principal stockholder.

        Two principals of GFI will serve on our four-member board of directors upon the completion of this offering. GFI and its affiliates may invest in entities that directly or indirectly compete with us or companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of GFI and the interests of our other stockholders arise, these directors may not be disinterested. Although our directors and officers will have a duty of loyalty to us under Delaware law and our certificate of incorporation that will be adopted in connection with this offering, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our board of directors and a majority of our disinterested directors, or a committee consisting solely of disinterested directors, approves the transaction, (2) the material facts relating to the director's or officer's relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us. Under our certificate of incorporation, GFI's representatives will not be required to offer to us any transaction opportunity of which they become aware and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is expressly offered to them solely in their capacity as a director of ours.

        If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we may be subject to sanctions by regulatory authorities.

        Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. We will be required to comply with the requirements of Section 404 in the second Annual Report on Form 10-K that we file with the SEC after the completion of this offering. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be misstated. We will be evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to implement requirements relating to internal controls and all other aspects of Section 404 by this deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or Nasdaq. Any such action could adversely affect our financial results or investors' confidence in us and could cause our stock price to fall. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC and Nasdaq. If we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner, subjecting us to sanctions and harm to our reputation.

        Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

        Sales of substantial amounts of our common stock in the public market after this offering or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have            shares of common stock outstanding. Of these shares, the shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. After the lockup agreements pertaining to this offering expire, an additional            shares will be eligible for sale in the public market, subject to applicable manner of sale and other limitations under Rule 144 under the Securities Act of 1933, as amended, or Securities Act. Following the expiration of the lock-up period, GFI will have demand registration rights under the Securities Act with respect to the sale of its remaining shares. If this right is exercised, holders of all shares subject to the registration rights agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the price of our common stock

to decline. An estimated      shares of common stock will be subject to our registration rights agreement upon completion of the offering.

        Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

        Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the other rules and regulations of the SEC or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business. In addition, the changes we make may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.

        Our certificate of incorporation and by-laws contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

        Some provisions of our certificate of incorporation and by-laws may have the effect of delaying, discouraging or preventing a merger or acquisition that our stockholders may consider favorable, including transactions in which stockholders may receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

  •
  the removal of directors only by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote;

  •
  any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;

  •
  inability of stockholders to call special meetings of stockholders or take action by written consent;

  •
  advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings; and

  •
  authorization of the issuance of "blank check" preferred stock without the need for action by stockholders.

        Our common stock has not been publicly traded prior to this offering, and we expect that the price of our common stock may fluctuate substantially.

        There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market may become. If you purchase shares of common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares at or above the initial public offering price and may suffer a loss on your investment. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

  •
  actual or anticipated variations in quarterly operating results;

  •
  changes in financial estimates by us or by any securities analysts who may cover our stock or our failure to meet the estimates made by securities analysts;

  •
  changes in the market valuations of other companies operating in our industry;

  •
  announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

  •
  changes in governmental policies with respect to energy;

  •
  additions or departures of key personnel; and

  •
  sales of our common stock, including sales of our common stock by our directors and officers or by GFI or our other principal stockholders.

        Our quarterly operating results have fluctuated significantly in the past and we expect that our quarterly results will continue to fluctuate significantly in the future.

        Our quarterly operating results have fluctuated significantly in the past and we expect that our quarterly results will continue to fluctuate significantly in the future. Future quarterly fluctuations may result from a number of factors, including:

  •
  the size of new contracts and when we are able to recognize the related revenue, especially with respect to our new polysilicon products;

  •
  delays in customer acceptances of our products;

  •
  our rate of progress under our contracts;

  •
  the degree of market acceptance of our products and service offerings;

  •
  the mix of products and services sold;

  •
  budgeting cycles of our customers;

  •
  product lifecycles;

  •
  changes in demand for our products and services;

  •
  the level and timing of expenses for product development and sales, general and administrative expenses;

  •
  competition by existing and emerging competitors in the PV industry;

  •
  our success in developing and selling new products and services, controlling costs, attracting and retaining qualified personnel and expanding our sales force;

  •
  changes in our strategy;

  •
  foreign exchange fluctuations; and

  •
  general economic conditions.

        Based on these factors, we believe our future operating results will vary significantly from quarter-to-quarter and year-to-year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful nor do they indicate what our future performance will be.

        We currently do not intend to pay dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

        We currently do not expect to declare or pay dividends on our common stock in the foreseeable future. In addition, our senior credit facility limits our ability to declare and pay cash dividends on our common stock. As a result, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. We cannot assure you that the market price for our common stock will ever exceed the price that you pay.

        You will suffer immediate and substantial dilution in the book value of your common stock as a result of this offering.

        The initial public offering price of our common stock is considerably more than the net tangible book value per share of our outstanding common stock. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing common stock in this offering will incur immediate dilution of $            in net tangible book value per share of common stock, based on an assumed initial public offering price of $            per share. In addition, if we raise funds by issuing additional securities at a price lower than the initial public offering, the newly issued shares will further dilute your percentage ownership of us. See "Dilution."

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. These statements may be found throughout this prospectus, particularly under the headings "Prospectus Summary," "Risk Factors," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements.

        In most cases, you can identify forward-looking statements by the following words: "may," "will," "would," "should," "expect," "anticipate," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," "on-going" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position, and our business outlook or state other "forward-looking" information based on currently available information.

        There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss under the heading "Risk Factors." You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all.

        The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except to the extent required by applicable securities law. We note that the safe harbor provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering.

INDUSTRY AND MARKET DATA

        Information regarding markets, market size, market share, market position, growth rates, forecasts and other industry data pertaining to our business contained in this prospectus consists of estimates based on data and reports compiled by professional organizations, industry consultants and analysts, on data from other external sources, and on our knowledge and internal surveys of the solar and polysilicon industries. Marketbuzz 2007, an annual report dated March 2007 prepared by Solarbuzz, an international solar energy market research and consulting company, was the primary source for third party industry data and forecasts. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market related analyses and estimates, requiring us to rely on these third party industry publications and internally developed estimates. None of the independent industry publications cited in this prospectus was prepared on our behalf or our affiliates' behalf. These reports are generally publicly available for a fee.

        We take responsibility for compiling, extracting and reproducing market or other industry data from external sources, including third parties or industry or general publications, but neither we nor underwriters have independently verified that data. While we believe our internal estimates to be reasonable, they have not been verified by any independent sources and we cannot assure prospective investors as to their accuracy. In view of the emerging nature of the solar and polysilicon industries and the absence of publicly available information on most of the photovoltaic equipment and polysilicon manufacturers (including, without limitation, their existing production capacity, business plans and strategies), the estimates for the size of the solar and polysilicon markets and their projected growth rates set out in this prospectus should be considered with caution. Certain market share information and other statements in this prospectus regarding the solar and polysilicon industries and our position relative to our competitors is not based on published statistical data or information obtained by independent third parties. Rather, such information and statements reflect our management's best estimates based upon information obtained from trade and industry organizations and associations and other contacts within the solar and polysilicon industries.

USE OF PROCEEDS

        All of the shares of common stock are being sold by the selling stockholders named in this prospectus. We will not receive any of the proceeds from the sale of shares in this offering, including from any exercise by the underwriters of their over-allotment option.

DIVIDEND POLICY

        We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used in the operation and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Our ability to pay dividends in the future may therefore be limited and/or our dividend policy may change. We are a holding company and have no direct operations. Our ability to pay dividends in the future depends on the ability of our subsidiaries to pay dividends to us. In addition, our senior credit facility limits our ability to declare and pay cash dividends on our common stock.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2006, on an actual basis and on an as adjusted basis to give effect to the repayment by us of the senior secured exchangeable note using cash from operations on April 23, 2007. We have not adjusted our capitalization for the offering because we are not receiving any proceeds from the offering.

        This table should be read in conjunction with the "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	As of December 31, 2006
	Actual	As Adjusted
	(dollars in thousands)
Cash and cash equivalents	$63,113	$47,415

Long-term indebtedness (including current maturities):
Revolving credit facilities(1)	$—	$—
Senior secured exchangeable note payable	15,698	—

Total indebtedness	15,698	—
Stockholders' equity:
Preferred stock, $0.01 par value per share; no shares authorized, actual; 5,000,000 shares authorized, no shares issued or outstanding, as adjusted	—	—
Common stock, $0.01 par value per share; 10,000,000 shares authorized, actual; 100,000,000 shares authorized as adjusted; shares issued and outstanding, actual and as adjusted(2)	84	84
Additional paid-in capital	68,106	68,106
Accumulated other comprehensive loss	(137)	(137)
Retained earnings (deficit)	(5,817)	(5,817)

Total stockholders' equity	62,236	62,236

Total capitalization	$77,934	$62,236

(1)
On April 23, 2007, we entered into a revolving credit facility that provides for aggregate borrowings and letters of credit of up to $40.0 million, subject to covenant compliance, sublimits and allowances, and, as of that date, we had approximately $38.3 million of outstanding letters of credit and no outstanding borrowings. See "Description of Principal Indebtedness—Senior Secured Revolving Credit Facility."

(2)
The number of shares of our common stock that will be outstanding after this offering excludes 182,592 shares of common stock issuable upon the exercise of outstanding options as of March 31, 2007, at a weighted average exercise price of $28.14 per share, and    additional shares of common stock reserved for issuance under our equity incentive plans.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock offered hereby will exceed the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date. Our net tangible book value as of December 31, 2006 was approximately $2.5 million, or $             per share of common stock (after giving effect to a    -to-one stock split to be effected prior to the completion of this offering). This represents an immediate dilution to new investors in this offering of $             per share.

        The following table summarizes, as of December 31, 2006, the total number of shares of common stock, the aggregate cash consideration paid, and the average price per share paid by existing stockholders and new public investors. The calculation below is based on an offering price of $             per share before deducting estimated underwriting and offering expenses payable by us and gives effect to a    -to-one stock split to be effected prior to the completion of this offering:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except per share data)
Existing stockholders			%	$		%	$
New public investors							$

Total			%	$		%	$

        If the underwriters exercise their over-allotment option in full, the following will occur:

  •
  the number of shares of our common stock held by existing stockholders will decrease to approximately    % of the total number of shares of our common stock outstanding after this offering; and

  •
  the number of shares of our common stock held by new public investors will increase to                        , or approximately    % of the total number of shares of our common stock outstanding after this offering.

        The tables and calculations above assume no exercise of outstanding options. As of March 31, 2007, there were 182,592 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of approximately $28.14 per share. To the extent that such options are exercised, there will be further dilution to our new public investors. See "Executive Compensation."

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

        We derived the following unaudited pro forma historical financial data by applying pro forma adjustments to amounts derived from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations for the fiscal year ended March 31, 2006 gives effect to the Acquisition as if it had been completed on April 1, 2005, which is the beginning of our last fiscal year for which financial statements have been included in this prospectus. The Acquisition was effective January 1, 2006. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma financial statements.

        The unaudited pro forma consolidated statement of operations data have been prepared to give effect to the Acquisition, including the accounting for the acquisition of our business as a purchase in accordance with SFAS No. 141, "Business Combinations." The total purchase price for the Acquisition was allocated to the net assets acquired based on a formal valuation analysis of the fair value of our assets at the time of the Acquisition.

        The unaudited pro forma financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described herein been consummated on the date or for the periods indicated and do not purport to indicate combined or results of operations as of any future date or any future period. The unaudited pro forma financial data should be read in conjunction with the "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

GT SOLAR INTERNATIONAL, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Fiscal Year Ended March 31, 2006

	Predecessor	GT Solar
	April 1, 2005 to December 31, 2005	January 1, 2006 to March 31, 2006	Acquisition Adjustments		Acquisition Pro Forma
	(dollars in thousands, except per share amounts)
Revenues	$40,228	$19,364			$59,592
Cost of Revenues	22,132	17,455			39,587

Gross Profit	18,096	1,909			20,005
Research and Development	1,025	659			1,684
Selling and Marketing	3,048	334			3,382
General and Administrative	2,353	4,942	$11,550	(1)	18,845
Non-Cash Stock Compensation Expense(4)	20,133	—			20,133

Loss From Operations	(8,463)	(4,026)	(11,550)		(24,039)
Interest Income	148	79			227
Interest Expense	(285)	(299)	(809	)(2)	(1,393)
Other Income (Expense)	(3,407)	(82)			(3,489)

Loss Before Income Taxes	(12,007)	(4,328)	(12,359)		(28,694)
Provision (Benefit) for Income Taxes	—	(1,742)	(4,882	)(3)	(6,624)

Net Loss	$(12,007)	$(2,586)	$(7,477)		$(22,070)

Loss Per Common Share:
Basic/Diluted	$(39.22)	$(0.31)			$(2.64)
Shares used to compute loss per share:
Basic/Diluted	306,126	8,370,000			8,370,000

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(dollars in thousands)

(1)
Represents the additional amortization and depreciation expense for the intangible and fixed assets after giving effect to the Acquisition.

(2)
Represents the additional interest expense related to the senior secured promissory note of $15,000 issued in conjunction with the Acquisition. This increase in interest expense was calculated as follows:

Fiscal Year Ended March 31, 2006
Cash interest on new borrowings(a)	$1,108
Less: historical interest expense	299

Net adjustment to interest expense	$809

  (a)
  The promissory note bore interest at the LIBOR rate plus 3.25%, payable monthly.

(3)
Represents the tax effect of recording the additional amortization and depreciation and interest expense. This amortization expense is not deductible for income tax purposes resulting in a deferred tax benefit.

(4)
This compensation expense was allocable to employees associated with the following expenses: Cost of Revenues—$322; Research and Development—$109; Selling and Marketing—$649; and General and Administrative—$19,053.

SELECTED HISTORICAL FINANCIAL DATA

        The selected financial data as of and for the fiscal years ended March 31, 2004 and 2005 and for the period from April 1, 2005 through December 31, 2005 have been derived from the historical consolidated financial statements of the Predecessor and the selected financial data as of March 31, 2006 and the period from January 1, 2006 through March 31, 2006 have been derived from the historical consolidated financial statements of GT Solar, all of which have been audited by Ernst & Young LLP, an independent registered public accounting firm and included elsewhere in this prospectus. The selected financial data as of and for the fiscal years ended March 31, 2002 and 2003 have been derived from the audited historical consolidated financial statements of the Predecessor, which are not included in this prospectus. The selected financial data as of and for the nine months ended December 31, 2006 have been derived from the unaudited consolidated financial statements of GT Solar, which are included elsewhere in this prospectus and reflect all adjustments, consisting solely of normal recurring adjustments, that, in the opinion of management, are necessary for their fair statement. Historical results are not necessarily indicative of the results expected in the future and results for an interim period are not necessarily indicative of results for a full year.

        The accompanying financial information as for the fiscal year ending March 31, 2006, and for the period from January 1, 2006 through March 31, 2006, reflects the consolidated financial position, results of operations and cash flows of GT Solar subsequent to the date of the Acquisition and includes adjustments required under the purchase method of accounting. In addition, the balance sheet data of Predecessor as of December 31, 2005, includes adjustments required under the purchase method of accounting. In accordance with the requirements of purchase accounting, the assets and liabilities of GT Solar were adjusted to their estimated fair values and the resulting goodwill was recorded as of the transaction date. The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, the accompanying consolidated financial information of the Predecessor and GT Solar are not comparable in all material respects because of the effects of purchase accounting.

        Prospective investors should read the data presented below together with, and qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor
							Combined Predecessor/ GT Solar	Predecessor	GT Solar
	Fiscal Years Ended March 31,					GT Solar
								Nine Months Ended December 31,
					April 1, 2005 to December 31, 2005	January 1, 2006 to March 31, 2006
							Fiscal Year Ended March 31, 2006(1)
	2002	2003	2004	2005				2005	2006
							(unaudited)		(unaudited)
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenues	$19,786	$17,098	$8,970	$20,778	$40,228	$19,364	$59,592	$40,228	$61,457
Cost of Revenues	12,937	10,786	7,300	13,851	22,132	17,455	39,587	22,132	34,292

Gross Profit	6,849	6,312	1,670	6,927	18,096	1,909	20,005	18,096	27,165
Research and Development	1,793	1,738	1,072	1,021	1,025	659	1,684	1,025	2,865
Selling and Marketing	1,411	1,994	852	1,658	3,048	334	3,382	3,048	5,338
General and Administrative	2,894	2,627	1,800	2,009	2,353	4,942	7,295	2,353	17,808
Non-Cash Stock Compensation Expense(2)	1,450	1	87	1	20,133	—	20,133	20,133	—
Loss on Early Debt Extinguishment	—	—	—	461	—	—	—	—	—

Income (Loss) From Operations	(699)	(48)	(2,141)	1,777	(8,463)	(4,026)	(12,489)	(8,463)	1,154
Interest Income	114	79	42	48	148	79	227	148	964
Interest Expense	(271)	(174)	(242)	(571)	(285)	(299)	(584)	(285)	(1,748)
Loss on Foreign Currency Exchange	—	(131)	(10)	(24)	—	—	—	—	—
Gain on Sale of Property	—	—	—	86	—	—	—	—	—
Loss on Investment in Related Party	—	—	—	(1,501)	—	—	—	—	—
Other Income (Expense)	(5)	(28)	(69)	(107)	(3,407)	(82)	(3,489)	(3,407)	(5,177)

Income (Loss) Before Income Taxes	(861)	(302)	(2,420)	(292)	(12,007)	(4,328)	(16,335)	(12,007)	(4,807)
Provision (Benefit) for Income Taxes	192	123	(210)	121	—	(1,742)	(1,742)	—	(1,576)

Net Loss	$(1,053)	$(425)	$(2,210)	$(413)	$(12,007)	$(2,586)	$(14,593)	$(12,007)	$(3,231)

Loss Per Common Share:
Basic/Diluted	$(3.49)	$(1.39)	$(7.22)	$(1.35)	$(39.22)	$(0.31)		$(39.22)	$(0.39)
Shares used to compute Loss per Share:
Basic/Diluted	301,645	306,126	306,126	306,126	306,126	8,370,000		306,126	8,370,000
Other Financial Data:
Depreciation and Amortization	$350	$428	$595	$457	$525	$3,994	$4,519	$525	$12,091
Capital Expenditures	999	5,333	27	135	497	115	612	497	752
Balance Sheet Data (at end of period)
Cash and Cash Equivalents	$5,048	$2,135	$654	$3,678	$3,192	$5,993	$5,993	$3,192	$63,113
Working Capital(3)	4,246	(1,859)	(2,699)	620	(1,074)	(1,482)	(1,482)	(1,074)	16,408
Total Assets	15,260	17,254	13,634	22,198	108,895	107,270	107,270	108,895	169,228
Total Debt	286	4,742	4,413	3,056	15,000	15,000	15,000	15,000	15,698
Stockholders' Equity	7,853	7,000	4,898	4,808	67,763	65,177	65,177	67,763	62,236
Cash Flow Data:
Cash provided by (used in):
Operating Activities	$1,205	$(2,742)	$304	$5,479	$3,771	$3,012	$6,783	$3,771	$58,660
Investing Activities	(999)	(5,329)	(27)	(1,339)	(556)	(211)	(767)	(556)	(1,235)
Financing Activities	4,133	5,158	(1,758)	(1,116)	(3,701)	—	(3,701)	(3,701)	(305)

Net Increase (Decrease) in Cash and Cash Equivalents	$4,339	$(2,913)	$(1,481)	$3,024	$(486)	$2,801	$2,315	$(486)	57,120

(footnotes continued on next page)

(1)
The combined fiscal year ended March 31, 2006, represents the mathematical addition of our Predecessor's results of operations from April 1, 2005 to December 31, 2005, and GT Solar's results of operations from January 1, 2006 to March 31, 2006. We have included the combined financial information in order to facilitate a comparison with our prior fiscal years. This presentation is not consistent with U.S. GAAP and may yield results that are not strictly comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established on the closing date of the Acquisition. Such results are not necessarily indicative of what the results for the respective periods would have been had the Acquisition not occurred.

(2)
In connection with the Acquisition, the Predecessor repurchased all of its outstanding stock options for approximately $20,133, being an amount equal to the aggregate of the difference between the exercise price of such options and the common stock acquisition price of $106.94 per share. This payment was subsequently reimbursed by GT Solar Holdings, LLC, and was recorded as compensation expense by the Predecessor in the period from April 1, 2005 to December 31, 2005. This compensation expense was allocable to employees associated with the following expenses: Cost of Revenues—$322; Research and Development—$109; Selling and Marketing—$649; and General and Administrative—$19,053. Non-Cash Compensation Expense for the fiscal year ended March 31, 2002 was allocable to employees associated with the following expenses: Research and Development—$10 and General and Administrative—$1,440. Non-Cash Compensation Expense for each of the fiscal years ended March 31, 2003, 2004 and 2005 was allocable entirely to employees associated with General and Administrative expenses.

(3)
Working capital as of December 31, 2005 and March 31, 2006 represents current assets minus current liabilities, including the senior secured promissory note of $15,000. Excluding the senior secured promissory note, working capital as of December 31, 2005 and March 31, 2006, would have been $13,926 and $13,518, respectively. On April 1, 2006, we refinanced this note through the issuance of a senior secured exchangeable note with a scheduled maturity of September 15, 2008. We repaid this note in full on April 23, 2007, using cash from operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information set forth under "Selected Historical Financial Data" and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under "Risk Factors" and "Special Note Regarding Forward-Looking Statements." Our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

        We are one of the world's largest providers of manufacturing equipment and "turnkey" solutions to the rapidly growing PV industry. Our products and solutions are used across the entire PV manufacturing value chain: production of solar grade polysilicon, manufacturing of multicystalline silicon wafers, production of solar cells and assembly of complete modules.

        We offer our products and services to PV product manufacturers on a worldwide basis, and a substantial percentage of our sales are to customers outside the United States. In the fiscal year ended March 31, 2005, we derived 51% of our revenue from sales to customers in Asia and 35% from sales to customers in Europe, and in the fiscal year ended March 31, 2006, we derived 74% of our revenue from sales to customers in Asia and 11% from sales to customers in Europe (on a combined basis).

        Strong growth in the PV industry and our ability to attract customers by selling an integrated package of process know-how and PV manufacturing equipment have enabled us to rapidly grow our revenues. Our revenues grew from approximately $9.0 million in the fiscal year ended March 31, 2004 to approximately $59.6 million in the fiscal year ended March 31, 2006 (on a combined basis), a CAGR of approximately 158%, and from $40.2 million in the nine months ended December 31, 2005 to approximately $61.5 million in the nine months ended December 31, 2006, an increase of approximately 53%.

        We have been providing manufacturing equipment and turnkey solutions to the PV industry for eleven years and have developed a strong reputation for quality, reliability, process know-how, design expertise and customer service. We began to offer polysilicon products in April 2006 and, through March 31, 2007, have received orders for polysilicon reactors, STC converters and other related equipment from three customers. These orders have an aggregate value of approximately $178 million, and we have received cash deposits of approximately $70 million from such customers. We have not yet recognized any revenues from the sale of polysilicon reactors or converters.

        Our business was founded in 1994. Effective January 1, 2006, our business was acquired by GT Solar Holdings, LLC, a newly formed company controlled by GFI, a private equity investment firm focused on the energy sector, in the Acquisition.

Order Backlog

        Our order backlog is comprised of signed purchase orders or other written contractual commitments. As of December 31, 2006, our backlog was approximately $295 million, of which approximately $243 million related to orders scheduled for delivery during the fiscal year ending March 31, 2008, compared to approximately $68 million at March 31, 2006, of which approximately $54 million related to orders scheduled for delivery during the fiscal year ending March 31, 2007. We generally would expect to deliver the solar products included in our backlog over a period ranging from six to twelve months and the polysilicon products included in our backlog over a period ranging from twelve to eighteen months, although portions of the related revenue are expected to be recognized over a longer period.

        The table below sets forth our backlog as of March 31, 2006 and December 31, 2006 by product category:

Product Category	As of March 31, 2006	As of December 31, 2006
	(dollars in thousands)
Polysilicon products	$—	$138,814
DSS units	44,498	129,638
Other GT Solar equipment	2,110	7,169
Third party equipment	16,421	16,584
Services and other	5,223	2,343

Total	$68,252	$294,548

        A portion of our backlog as of December 31, 2006 has subsequently been recognized as revenue. In the fourth quarter of our fiscal year ended March 31, 2007, we received several new orders for products and services with an aggregate value of approximately $83 million, which includes approximately $33 million of orders for DSS units and approximately $40 million of orders for polysilicon reactors, STC converters and other related equipment. As of March 31, 2007, we had received cash deposits of approximately $16 million with respect to these orders.

Factors Affecting Our Results of Operations

        Our results of operations are affected by a number of external factors including the availability of polysilicon in the market, availability of raw materials, foreign exchange rates, interest rates, commodity prices (particularly steel and graphite prices) and macro economic, political, regulatory and legal conditions in the markets in which we conduct business (including China).

        Demand for our products and services is driven by end-user demand for solar power. Key drivers of the growing demand for solar power include increasing scarcity and rising prices of conventional energy sources, the desire for energy security/energy independence to counter perceived geopolitical supply risks surrounding fossil fuels, environmental pollution from fossil fuels and the resulting tightening of emission controls, the increasingly competitive cost of energy from renewable energy sources government incentive programs for the development of solar energy making solar energy more cost competitive and changing consumer preferences towards renewable energy sources. See "Industry" for additional information regarding the PV industry.

Components of Revenues and Expenses

        The following discussion describes certain of the line items in our statements of operations.

  Revenue

        We generate revenue from the sale of our products and services to PV product manufacturers. A brief description of each of our principal products and services is set forth below:

        Polysilicon Products.    Our polysilicon products include a CVD process reactor and an STC converter. CVD process reactors are used to produce polysilicon, the key raw material used in solar wafers. Our STC converters recycle silicon tetrachloride for gas used in the CVD process.

        DSS Units.    Our DSS unit is a specialized furnace used to melt polysilicon and grow multicrystalline ingots from which solar wafers are made.

        Other GT Solar Equipment.    Other GT Solar equipment comprises our proprietary products other than our polysilicon and DSS products and includes tabber/stringer machines, etch systems and solar cell testing and sorting equipment.

        Third Party Equipment.    Third party equipment is equipment manufactured by third parties and offered by us, generally as part of our turnkey solutions.

        Services and Other.    Services and other includes spares, technical support, consumables and consulting fees.

        We sell products both on a stand-alone basis and as part of "turnkey" manufacturing solutions, where we design the customer's PV equipment manufacturing process and provide, install and integrate some or all of the equipment necessary for production, as well as train the customer's employees. Turnkey solutions consist of both our proprietary products and third party equipment. Turnkey solutions are typically sold to new market entrants in connection with the construction of new facilities. Sales of "turnkey" manufacturing solutions accounted for 63% of our revenue in the fiscal year ended March 31, 2005 and 43% of our revenue in the fiscal year ended March 31, 2006 (on a combined basis).

        We outsource the manufacture of most of the components used in our products to outside vendors. Our factory focuses on assembly operations and the production of proprietary components, including software controls and certain other components with high technical content.

  Cost of revenue

        Cost of revenue consists of cost of product revenue and cost of service revenue. Our costs of product revenue are costs that are attributable to customer contracts. These costs comprise specific costs, such as costs of materials, labor related costs of manufacturing and installation personnel incurred with each contract; costs of third party equipment procured from other manufacturers for supply under customer contracts; and general fixed costs, such as depreciation, freight charges and employee benefits, that are not directly attributable to individual customer contracts. Our cost of product revenue varies based, among other things, on the level of product sales, as well as the mix of products sold. External factors affecting our costs of product revenue include prevailing graphite and steel prices, which affect our cost of materials.

        Our costs of service revenue are costs attributable to services and functions related to consulting, repair and installation services. These costs comprise specific costs, such as labor related costs of field service personnel incurred with each contract and general fixed costs, such as employee benefits, that are not directly attributable to particular services or functions. Costs of service are in part determined by the costs incurred in locating and retaining suitably qualified personnel.

  Gross profit

        Our gross profit varies from year-to-year depending on the level of product sales and the mix of our product and service revenue. Our polysilicon products and DSS unit sales generally generate a higher gross margin than sales of other GT Solar equipment, third party equipment procured from other manufacturers for sale as part of a turnkey solution and services revenue. As a result, our gross margin will typically be lower in years where turnkey contract revenue and service revenue represent a higher percentage of total revenue.

  Operating expenses

        Our operating expenses consist primarily of the following expenses:

        Research and Development.    Research and development includes both research in new technologies and engineering development of existing product lines. We expect to increase the level of our research and development activities in the near term.

        Sales and Marketing.    Sales and marketing includes all expenses associated with the sales force and marketing efforts, including sales commissions. These expenses are expected to continue to increase as our business continues to expand, primarily as we add more sales and marketing personnel.

        General and Administrative.    General and administrative includes executive, finance, legal and human resource expenses, as well as depreciation and amortization. We expect that our general and administrative expenses will increase as a result of the increased costs associated with operating as a public company.

  Interest expense

        Interest expense consists of interest on outstanding indebtedness and the amortization of financing costs and other financial expenses. In recent years, our interest expense has generally increased or decreased as our outstanding indebtedness has increased or decreased. In connection with the Acquisition, we incurred $15.0 million of aggregate indebtedness. We subsequently refinanced this indebtedness on April 1, 2006 and repaid it on April 23, 2007.

  Other, net

        Other, net includes non-operating income and expenses such as interest income, interest expense, loss on foreign currency exchange, gain on sale of property, loss on investment in a related party and other income (expense).

  Income tax expense (benefit)

        Income tax expense consists of current corporation tax expense or benefit, deferred tax expense or benefit, income tax expense related to prior years and any other accrued tax expense. Our income tax benefit is affected by our estimates of whether we will have future taxable earnings, which is offset by a deferred tax benefit resulting from the significant difference between tax amortization of intangibles versus book amortization. The amortization expense related to intangible assets recorded in conjunction with the Acquisition and is not deductible for income tax purposes. We have not paid any U.S. federal income taxes in the fiscal year ended March 31, 2006 as we recorded a net operating tax loss in such year.

Effects of the Acquisition by GT Solar Holdings, LLC

        Effective January 1, 2006, we were acquired by GT Solar Holdings, LLC, a newly formed limited liability company controlled by GFI.

  Purchase accounting

        The Acquisition was accounted for using the purchase method of accounting. In accordance with the requirements of purchase accounting, our assets and liabilities were adjusted to their estimated fair values and the resulting goodwill was recorded as of the transaction date. The application of purchase accounting resulted in the following adjustments to our results of operations for the period from January 1, 2006 to March 31, 2006: (i) a $642,000 reduction in revenue due to recording of unbilled receivables; (ii) an increase in cost of goods sold of approximately $2.7 million as a result of an inventory step-up; and (iii) an increase in amortization expense of approximately $3.8 million. In addition, we will incur amortization expense in fiscal year 2007, 2008 and 2009 of approximately $15.4 million, $2.8 million and $2.7 million, respectively, as we further amortize our intangible assets. As a result of the application of purchase accounting, the audited consolidated financial statements of the Predecessor may not be comparable in all material respects to the audited consolidated financial statements of GT Solar for periods following the Acquisition.

  Acquisition expenses

        In connection with the Acquisition, the Predecessor repurchased all of its outstanding stock options for approximately $20.1 million, an amount equal to the aggregate of the difference between the exercise price of such options and the common stock acquisition price of $106.94 per share. This payment was subsequently reimbursed by GT Solar Holdings, LLC, and was recorded as compensation expense by the Predecessor in the period from April 1, 2005 to December 31, 2005. In addition, we incurred acquisition related expenses of approximately $3.4 million in connection with the Acquisition.

Critical Accounting Policies and Significant Accounting Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles as used in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities. On a continual basis, we evaluate our estimates, including those related to inventories, accounts receivable, intangible assets, income taxes, warranty obligations and deferred revenue. We operate in a competitive industry that is influenced by a variety of diverse factors including, but not limited to, technological advances, product life cycles, customer and supplier lead times, and geographic and macroeconomic trends. Estimating product demand beyond a relatively short forecasting horizon is difficult and prone to forecasting error due to the inherent lack of visibility in the industry. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. See "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

        We believe that the following are the critical accounting policies used by us in the preparation of our consolidated financial statements.

  Revenue recognition

        We recognize revenue from product sales upon shipment, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collectibility is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. When title and risk of loss passes varies based on the terms of each purchase agreement.

        A portion of the total purchase price for most products is typically not due until installation occurs and the customer accepts the product. For "established" products, the lesser of the amount allocated to the equipment or the contractual amount due upon delivery is recorded as product revenue upon delivery. The remainder is billed and recognized as revenue upon customer acceptance. For "new" products, revenue allocated to the equipment is recognized only upon customer acceptance.

        Products are classified as "established" products if post-delivery acceptance provisions and the installation process have been determined to be routine, due to the fact that the acceptance provisions are generally a replication of pre-shipment procedures, and there is a demonstrated history of achieving predetermined installation targets. The majority of products are designed and manufactured to meet contractual customer specifications. To ensure customer specifications are satisfied, the systems are tested at our manufacturing facility prior to shipment. A product is treated as "new" for revenue recognition purposes if a customers' conditions cannot be replicated in our facilities or if there is not a demonstrated history of meeting newer customer specifications. We have predetermined criteria for changing the classification of a "new" product to an "established" product. A "new" product must achieve a set number of acceptances and a set target for installation cost. Once the criteria have been achieved for a new product, the product is considered "established."

        Spare parts revenue is generally recognized upon shipment, and services revenue is generally recognized over the period that the services are provided.

  Inventory

        We value our inventory at the lower of cost or market. The determination of the lower of cost or market requires that we make significant assumptions about future demand for products and the transition to new product offerings from legacy products. Estimating product demand beyond a relatively short forecasting horizon is difficult and prone to forecasting error due to the cyclical nature and inherent lack of visibility in the industry. We also provide for losses on those open purchase order commitments in which our estimated obligation to receive inventory under the commitments exceeds expected production demand. These assumptions include, but are not limited to, future manufacturing schedules, customer demand, supplier lead time and technological and market obsolescence. Once our inventory is written down and a new cost basis has been established, it is not written back up if demand increases. If market conditions are less favorable than those projected by management, additional inventory write-downs may be required. If market conditions are more favorable than those projected by management, and specific inventory previously written down is subsequently sold, gross profit would improve by the amount of the specific write-down reversed in the period the inventory is sold.

  Valuation allowance on deferred tax assets and income tax provision

        The Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. On an annual basis, we evaluate both the positive and negative evidence bearing upon the realizability of our deferred tax assets. We consider future taxable income, ongoing prudent and feasible tax planning strategies, and the ability to utilize tax losses and credits in assessing the need for a valuation allowance. Management believes that, at March 31, 2006, it was more likely than not that the deferred tax assets recorded will be realized and, therefore, no valuation allowance has been provided against such amounts at March 31, 2006. A valuation allowance for deferred tax assets of approximately $1.7 million was recorded at March 31, 2005, since it was more likely than not that some or all of the deferred tax assets would not be realized. Should we determine that we are not able to realize all or part of our other deferred tax assets in the future, a valuation allowance would be required resulting in an expense recorded within the provision for income taxes in the statement of income in the period in which such determination was made. It is possible that the amount of the deferred tax asset considered realizable could be reduced in the near term if future taxable income is reduced. Our effective tax rate is affected by levels of taxable income in federal and state tax jurisdictions, U.S. tax credits generated and utilized for research and development expenditures, investment tax credits and other tax incentives specific to domestic U.S. operations.

  Product warranties

        We provide for the estimated cost of product warranties, the amount of which is based primarily upon historical information, at the time product revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component supplies, our warranty obligation is affected by product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure and supplier warranties on parts delivered to us. Should actual product failure rates, utilization levels, material usage, service delivery costs incurred in correcting a product failure or supplier warranties on parts differ from our estimates, revisions to the estimated warranty liability would be required.

  Stock compensation

        Effective April 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment ("SFAS No. 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on the estimated fair market values of the underlying instruments. Accordingly, stock-based compensation cost is measured at the grant date, based upon the fair value of the award, and is recognized as expense on a straight line basis over the requisite employee service period.

        We adopted SFAS No. 123(R) using the prospective transition method, which requires the application of the standard as of April 1, 2006. Accordingly, our consolidated financial statements as of and for the nine months ended December 31, 2006 reflect the impact of SFAS No. 123(R). In accordance with the prospective transition method, our consolidated financial statements for the prior periods have not been restated. Stock-based compensation cost capitalized as part of inventory for the nine months ended December 31, 2006 was $81,000. Stock-based compensation expense recognized under SFAS No. 123(R) for the nine months ended December 31, 2006 was as follows:

Nine Months Ended December 31, 2006
Research and development	$118,000
Selling and marketing	90,000
General and administrative	94,000

Total	$302,000

        Compensation expense in the nine months ended December 31, 2006 pertains to the share-based payment awards granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with SFAS No. 123(R).

        We have selected the Black Scholes option pricing model to value our options. The weighted average estimated fair value per share of employee stock options granted during the nine months ended December 31, 2006 was determined to be $18.41 using the Black Scholes model with the following underlying assumptions:

Expected volatility	67.6%
Weighted average risk-free interest rate	5.07%
Expected dividend yield	0.0%
Weighted average expected life (in years)	6.1

        We have estimated our expected stock price volatility based on historical volatility calculations for a group of peer comparable companies. The weighted average risk free interest rate reflects the rates of U.S. government securities appropriate for the term of our stock options at the time of grant. The weighted average expected term of 6.1 years is based on the average of the vesting term and the ten year contractual lives of all options awarded after April 1, 2006.

        Stock based compensation expense recognized in our consolidated statement of operations for the nine months ended December 31, 2006 is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of initial grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimated forfeitures based on our historical activity, as we believe that these forfeiture rates are indicative of our expected forfeiture rate.

        As of December 31, 2006, we had unrecorded deferred stock-based compensation expense related to stock options of approximately $3.0 million after estimated forfeitures, which will be recognized over an estimated weighted-average remaining requisite service period of 3.5 years. During the nine months ended December 31, 2006, we granted 196,992 options with an estimated total fair market value at grant date of approximately $3.4 million, after estimated forfeitures.

        We made the following grants of options to purchase our common stock to employees from April 1, 2006 through December 31, 2006:

Grant date	Number of options	Exercise price	Fair value	Was fair value determined in a contemporaneous valuation	Intrinsic value
July 7, 2006	183,456	$28.14	$28.14	Yes	$
July 27, 2006	13,536	$28.14	$28.14	Yes	$

        We obtained a contemporaneous valuation in connection with our July 7, 2006 option grants, and relied upon this same valuation in connection with our July 27, 2006 option grants due to the short period of time that had passed. This valuation reviewed the traditional valuation methodologies, including book value, market multiples, comparable transaction and discounted cash flow. The valuation relied primary on the discounted cash flow method as the most appropriate methodology to value our common stock. This method was selected because (i) it reflected management's specific projections for the business, including the likelihood and degree of success of the polysilicon reactor business; (ii) the anticipated growth implied by comparable public company multiples could be constrained due to the limited supply of polysilicon available for solar panel production; (iii) the anticipated growth implied by market multiplies for solar panel and silicon companies did not necessarily reflect the growth opportunities for solar industry capital equipment companies like us; and (iv) there were no observed acquisitions that were sufficiently comparable. The discounted cash flow analysis was prepared using two sets of financial projections, one that included projected sales of our polysilicon product and one that did not include any such sales. The ultimate valuation used a probability weighted average of the results from these two sets of projections. We relied on this fair market value analysis in setting the exercise price of $28.14 for each of these option grants.

        The value of our common stock has increased by approximately $            million since July 27, 2006, based on an assumed initial public offering price of $    , per share, which is the midpoint of the range set forth on the cover page of this prospectus. This increase in equity value is primarily the result of our improved operating performance over the last several months, particularly the recent orders we have received for our polysilicon products. Our backlog as of July 31, 2006, was approximately $68 million as compared to our backlog as to December 31, 2006 of approximately $295 million, which included approximately $139 million of orders for polysilicon reactors and related equipment. Since December 31, 2006, our backlog has continued to grow. Our recent operating performance has exceeded the financial projections that were utilized in our July 2006 valuation and our current projections, which serve as the primary basis for our valuation for this offering, are significantly higher than those used in our July 2006 valuation.

        We account for equity instruments issued to non-employees in accordance with SFAS No. 123, Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services and Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Accordingly, as these equity instruments vest, we will be required to remeasure the fair value of the equity instrument at each reporting period prior to vesting and finally at the vesting date of the equity instruments.

  Derivative instruments and hedging agreements

        In December 2006, we began entering into forward foreign exchange contracts to offset certain operational exposures from the impact of changes in foreign currency exchange rates. Such exposures result from the portion of our operations that are denominated in currencies other than the U.S. dollar, primarily the Euro. These foreign exchange contracts are entered into to support purchases made in the normal course of business, and accordingly, are not speculative in nature. In accordance with Statement of Financial Account Standards No. 133 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities, hedges related to anticipated transactions are designated and documented at the inception of the respective hedges as cash flow hedges and are evaluated for effectiveness monthly.

        We record all derivative financial instruments in our consolidated financial statements in other current assets or accrued liabilities, depending on their net position, at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of the derivative financial instruments are either recognized periodically in earnings or in stockholders' equity as a component of accumulated other comprehensive income (OCI) or loss depending on whether the derivative financial instrument qualifies for hedge accounting as defined by SFAS No. 133. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur.

        Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in consolidated financial statements. The market risk associated with these instruments resulting from currency exchange rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. The counterparty to the agreements relating to our foreign exchange instruments is a major international financial institution with high credit ratings. We do not believe that there is significant risk of nonperformance by the counterparty because we continually monitor the credit rating of such counterparty. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of our exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of the counterparty to meet the terms of the contracts) are generally limited to the amounts, if any, by which the counterparty's obligations under the contracts exceed our obligations to the counterparty.

        As of December 31, 2006, the fair value and carrying amount of forward foreign currency exchange contracts was $(196,000).

Results of Operations

        The following tables set forth the results of operations as a percentage of revenue of our Predecessor for the fiscal years ended March 31, 2004 and 2005, the period from April 1, 2005 to December 31 2005 and the nine months ended December 31, 2005, and for us for the period January 1, 2006 to March 31, 2006, the nine months ended December 31, 2006, and for the fiscal year ended March 31, 2006, on a combined basis. The combined fiscal year ended March 31, 2006 represents the mathematical addition of our Predecessor's results of operation from April 1, 2005 to December 31, 2005, and GT Solar's results of operations from January 1, 2006 to March 31, 2006. We have included the combined financial information in order to facilitate a comparison with our prior fiscal years. This presentation is not consistent with U.S. GAAP, and may yield results that are not strictly comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established on the closing date of the Acquisition. Such results are not necessarily indicative of what the results for the respective periods would have been had the Acquisition not occurred. All references to the fiscal year ended March 31, 2006 in the following discussion are based on this combined information.

	Predecessor			GT Solar	Combined Predecessor/ GT Solar	Predecessor	GT Solar
	Fiscal Years Ended March 31,					Nine Months Ended December 31,
			April 1, 2005 to December 31, 2005	January 1, 2006 to March 31, 2006	Fiscal Year Ended March 31, 2006
	2004	2005				2005	2006
Statement of Operations Data:
Revenues	100%	100%	100%	100%	100%	100%	100%
Cost of Revenues	81	67	55	90	66	55	56

Gross Profit	19	33	45	10	34	45	44
Research and Development	12	5	3	3	3	3	5
Selling and Marketing	9	8	7	2	6	7	8
General and Administrative	20	9	6	26	12	6	29
Non-Cash Stock Compensation Expense	1	—	50	—	34	50	—
Loss on Early Debt Extinguishment	—	2	—	—	—	—	—

Income (Loss) From Operations	(23)	9	(21)	(21)	(21)	(21)	2
Interest Income	1	—	—	—	—	—	2
Interest Expense	(3)	(3)	(1)	(1)	(1)	(1)	(2)
Loss on Foreign Currency Exchange	—	—	—	—	—	—	—
Gain on Sale of Property	—	—	—	—	—	—	—
Loss on Investment in Related Party	—	(7)	—	—	—	—	—
Other Income (Expense)	(1)	—	(8)	—	(6)	(8)	(8)
Provision (Benefit) for Income Taxes	(1)	1	—	(9)	(3)	—	(1)

Net Loss	(25)	(2)	(30)	(13)	(25)	(30)	(5)

Nine Months Ended December 31, 2005 Compared to Nine Months Ended December 31, 2006

        Revenue.    The following table sets forth total revenue and revenue by product category for the nine months ended December 31, 2005 and 2006.

Product Category	Nine Months Ended December 31, 2005	Nine Months Ended December 31, 2006	Change	% Change
	(dollars in thousands)
DSS units	$33,629	$51,247	$17,618	52%
Other GT Solar equipment	2,709	1,634	(1,075)	(40)
Third party equipment	1,082	3,329	2,247	208
Services and other	2,808	5,247	2,439	87

Total revenue	$40,228	$61,457	$21,229	53

        Our revenue from sales of DSS units increased 52% from $33,629,000 for the nine months ended December 31, 2005 to $51,247,000 for the nine months ended December 31, 2006. This increase can be attributed to general growth in the solar industry and increased demand. A majority of the sales of DSS units in the nine months ended December 31, 2006 were follow-on sales to customers of turnkey solutions. Sales of Other GT Solar equipment accounted for $2,709,000 of our revenue for the nine months ended December 31, 2005 and $1,634,000 of our revenue for the nine months ended December 31, 2006, representing a decrease of 40%. This decrease was largely the result of fewer sales of tabber/stringer machines. Our revenue from sales of third party equipment increased 208% from $1,082,000 for the nine months ended December 31, 2005 to $3,329,000 for the nine months ended December 31, 2006. This increase was due to an increase in revenue from turnkey solutions. Services and Other generated $2,808,000 of revenue for us in the nine months ended December 31, 2005, compared to $5,247,000 in the nine months ended December 31, 2006, representing an increase of 87%. This increase was primarily the result of increased installation activity and spare parts under contracts for turnkey solutions. As a result of the foregoing, our total revenue increased 53% from $40,228,000 for the nine months ended December 31, 2005 to $61,457,000 for the nine months ended December 31, 2006.

        Our revenue from sales of turnkey solutions accounted for 20% or $8,020,000 of our revenue for the nine months ended December 31, 2005 and 11% or $6,745,000 of our revenue for the nine months ended December 31, 2006.

        In both the nine months ended December 31, 2005 and the nine months ended December 31, 2006, a substantial percentage of our revenue from product sales resulted from sales to a small number of customers. Six of our customers accounted for 77% of our revenue for the nine months ended December 31, 2005 and 85% of our revenue for the nine months ended December 31, 2006, and three of our customers accounted for 56% of our revenue for the nine months ended December 31, 2005 and 64% of our revenue for the nine months ended December 31, 2006.

        We did not recognize any revenue from our polysilicon reactors or converters in the nine months ended December 31, 2006. The polysilicon business commenced in April 2006 and, through March 31, 2007, we have received committed orders for polysilicon reactors, STC converters and other related equipment from three customers. These orders have an aggregate value of approximately $178,000,000, and we have received cash deposits of approximately $70,000,000 from such customers. The first polysilicon reactor is due to be delivered in August 2007.

        Cost of Revenue and Gross Profit.    Cost of revenue increased 55% from $22,132,000 for the nine months ended December 31, 2005 to $34,292,000 for the nine months ended December 31, 2006. This increase was largely the result of increased sales in the nine months ended December 31, 2006 compared to the nine months ended December 31, 2005. Gross profit increased 50% from $18,096,000 for the nine months ended December 31, 2005 to $27,165,000 for the nine months ended December 31, 2006 and gross profit as a percentage of revenue decreased from 45% for the nine months ended December 31, 2005 to 44% for the nine months ended December 31, 2006. Gross margin increased primarily due to fixed overhead costs being absorbed by a larger number of sales in the nine months ended December 31, 2006, compared to the nine months ended December 31, 2005 and higher than normal margins on sales of Other GT Solar equipment and third party equipment in the nine months ended December 31, 2006, as a result of higher amounts of billings upon customer acceptance. The increase in gross margin was offset by a further $1,466,000 loss in the nine months ended December 31, 2006 on the sale of polysilicon to a customer under a turnkey solutions contract (an initial $413,000 loss on such sale having been recorded in the fiscal year ended March 31, 2006 (on a combined basis)). In connection with the sale of a turnkey solution, we committed to provide polysilicon to the customer at a fixed price, which was lower than the market price subsequently paid by us. We do not typically provide polysilicon to customers, have no other commitments to provide polysilicon to customers and do not expect to enter into any other agreement to provide polysilicon in the future.

        Research and Development.    Research and development expenses were $2,865,000 for the nine months ended December 31, 2006, compared to $1,025,000 for the nine months ended December 31, 2005, an increase of 180%. The increase was a result of increased labor and material spending associated with the development of new products, particularly tabber/stringer machines, cell testers and slurry recovery systems. In addition to developing new products, we also incurred costs associated with the development of our next-generation DSS product.

        Selling and Marketing.    Selling and marketing expenses were $5,338,000 for the nine months ended December 31, 2006, compared to $3,048,000 for the nine months ended December 31, 2005, representing an increase of 75%. The increase was the result of increased sales commissions payable to sales representatives as a result of the increased sales and bookings in the nine months ended December 31, 2006 related to both solar products and polysilicon reactors.

        General and Administrative.    General and administrative expenses were $17,808,000 for the nine months ended December 31, 2006, compared to $2,353,000 for the nine months ended December 31, 2005, an increase of 657%. The increase was the result of increased amortization expense of $11,467,000 as a result of the Acquisition, as well as increased staffing to provide the infrastructure necessary to support our growth and increases in the cost of variable compensation programs that partially fluctuate with our profitability.

        Stock Compensation Expense.    In connection with the Acquisition, all outstanding stock options for our common stock at the date of the Acquisition were repurchased. We paid to the option holders an amount representing the difference between the option exercise price and the actual share price (which was $106.94 per share at the time of the expense). This payment was subsequently reimbursed by GT Solar Holdings, LLC. The aggregate amount paid to the option holders amounted to $20,133,000, which was charged to compensation expense in the nine months ended December 31, 2005.

        Interest Income and Interest Expense.    During the nine months ended December 31, 2006, we incurred $784,000 in net interest expense, compared to $137,000 for the nine months ended December 31, 2005. Net interest expense increased 472% due to higher debt balances in the nine months ended December 31, 2006, which was partially offset by higher cash balances and notes receivables generating higher interest income in the nine months ended December 31, 2006.

        Other Income (Expense), Net.    During the nine months ended December 31, 2005, we recorded other expense of $3,407,000, primarily related to costs associated with the Acquisition, which was partially offset by commission and royalty income and a gain on disposals of assets. During the nine months ended December 31, 2006, other expense increased to $5,177,000, which was primarily related to costs related to the abandoned admission for trading of our common stock on the AIM, offset by royalty income under a co-marketing agreement with a crucible supplier.

        Provision for Income Taxes.    Our effective income tax rate was a benefit of 33% in the nine months ended December 31, 2006 and zero in the nine months ended December 31, 2005. The rate in the nine months ended December 31, 2006 was higher principally due to the valuation allowance applied in the nine months ended December 31, 2005 against net deferred tax assets generated.

        Net Income.    As a result of the foregoing factors, for the nine months ended December 31, 2006, we recorded a net loss of $3,231,000 compared to a net loss of $12,007,000 for the nine months ended December 31, 2005.

        Fiscal Year Ended March 31, 2006 (On a Combined Basis) Compared to Fiscal Year Ended March 31, 2005

        Revenue.    The following table sets forth total revenue and revenue by product category for the fiscal years ended March 31, 2005 and March 31, 2006 (on a combined basis).

Product Category	Fiscal Year Ended March 31, 2005	Combined Fiscal Year Ended March 31, 2006	Change	% Change
	(dollars in thousands)
DSS units	$10,044	$43,171	$33,127	330
Other GT Solar equipment	3,974	3,522	(452)	(11)
Third party equipment	5,173	8,362	3,189	62
Services and other	1,587	4,537	2,950	186

Total revenue	$20,778	$59,592	$38,814	187

        Our revenue from sales of DSS units increased 330% from $10,044,000 for the fiscal year ended March 31, 2005 to $43,171,000 for the fiscal year ended March 31, 2006 (on a combined basis). This increase can be attributed to general growth in the solar industry. Sales of Other GT Solar equipment accounted for $3,974,000 of our revenue for the fiscal year ended March 31, 2005 and $3,522,000 of our revenue for the fiscal year ended March 31, 2006 (on a combined basis), representing a decrease of 11%. This decrease can be attributed to a decline in sales of cell testing equipment and a change in the mix of products (Other GT Solar equipment versus Third party equipment) sold as part of turnkey solutions. Our revenue from sales of third party equipment increased 62% from $5,173,000 for the fiscal year ended March 31, 2005 to $8,362,000 for the fiscal year ended March 31, 2006 (on a combined basis). This increase can be attributed to an increase in sales of turnkey solutions. Services and other generated $1,587,000 of revenue for us for the fiscal year ended March 31, 2005, compared to $4,537,000 in the fiscal year ended March 31, 2006 (on a combined basis), representing an increase of 186%. This increase can be attributed to general growth in the solar industry, as more solar cell manufacturers added wafer production lines, requiring our products and services. As a result of the foregoing, our total revenue increased 187% from $20,778,000 for the fiscal year ended March 31, 2005 to $59,592,000 for the fiscal year ended March 31, 2006 (on a combined basis).

        In both the fiscal year ended March 31, 2005 and the fiscal year ended March 31, 2006 (on a combined basis), a significant proportion of our revenue from product sales was generated from sales of turnkey solutions, which accounted for 63%, or $13,121,000, of our revenue for the fiscal year ended March 31, 2005 and 43%, or $25,592,000, of our revenue for the fiscal year ended March 31, 2006 (on a combined basis).

        In both the fiscal year ended March 31, 2005 and the fiscal year ended March 31, 2006 (on a combined basis), a substantial percentage of our revenue from product sales resulted from sales to a small number of customers. Six of our customers accounted for 89% of our revenue for the fiscal year ended March 31, 2005 and 82% of our revenue for the fiscal year ended March 31, 2006 (on a combined basis), and three of our customers accounted for 75% of our revenue for the fiscal year ended March 31, 2005 and 67% of our revenue for the fiscal year ended March 31, 2006 (on a combined basis).

        Cost of Revenue and Gross Profit.    Cost of revenue increased 186% from $13,851,000 for the fiscal year ended March 31, 2005 to $39,587,000 for the fiscal year ended March 31, 2006 (on a combined basis). This increase was largely the result of increased sales in the fiscal year ended March 31, 2006 (on a combined basis) compared to the fiscal year ended March 31, 2005 and a $2,748,000 non-recurring charge in the fiscal year ended March 31, 2006 (on a combined basis) to record inventory at fair value at the date of the Acquisition. Gross profit increased 189% from $6,927,000 for the fiscal year ended March 31, 2005 to $20,005,000 for the fiscal year ended March 31, 2006 (on a combined basis). Gross profit as a percentage of revenue increased from 33% for the fiscal year ended March 31, 2005 to 34% for the fiscal year ended March 31, 2006 (on a combined basis). Gross margin increased due to a higher level of DSS sales in the year ended March 31, 2006 (on a combined basis) offset by a decrease in gross margin that was partially attributable to a greater proportion of turnkey solution sales in the fiscal year ended March 31, 2006 (on a combined basis), compared to the fiscal year ended March 31, 2005, and a $755,000 charge taken by us in the fiscal year ended March 31, 2006 (on a combined basis) in respect of a turnkey solutions contract following the customer's dissatisfaction with the performance of certain third party equipment ordered as part of the turnkey solution. The decrease in gross margin was also partly the result of an initial $413,000 loss in the fiscal year ended March 31, 2006 (on a combined basis) on the sale of polysilicon to a customer under a turnkey solutions contract.

        Research and Development.    Research and development expenses were $1,684,000 for the fiscal year ended March 31, 2006 (on a combined basis), compared to $1,021,000 for the fiscal year ended March 31, 2005, an increase of 65%. The increase was a result of increased labor and material spending associated with the development of new products, particularly tabber/stringer machines. In addition to developing new products, we also invested in development of our DSS product.

        Selling and Marketing.    Selling and marketing expenses were $3,382,000 for the fiscal year ended March 31, 2006 (on a combined basis), compared to $1,658,000 for the fiscal year ended March 31, 2005, representing an increase of 104%. The increase was due to increased sales commissions payable to sales representatives as a result of increased sales in the fiscal year ended March 31, 2006 (on a combined basis), as well as increased marketing expenses spent on trade shows, trade publications and other industry publicity, in order to better position us in the solar industry.

        General and Administrative.    General and administrative expenses were $7,295,000 for the fiscal year ended March 31, 2006 (on a combined basis), compared to $2,009,000 for the fiscal year ended March 31, 2005, an increase of 263%. The increase was the result of increased depreciation and amortization expense of approximately $3,977,000 as a result of the Acquisition, as well as increased staffing to provide the infrastructure necessary to support our growth, and increases in the cost of variable compensation programs that partially fluctuate with our profitability.

        Stock Compensation Expense.    In connection with the Acquisition, all outstanding stock options for our common stock at the date of the Acquisition were repurchased. We paid to the option holders an amount representing the difference between the option exercise price and the actual share price (which was $106.94 per share at the time of the expense). This payment was subsequently reimbursed by GT Solar Holdings, LLC. The aggregate amount paid to the option holders amounted to $20,133,000, which was charged to compensation expense in the fiscal year ended March 31, 2006 (on a combined basis).

        Loss on Early Extinguishment of Debt.    During the fiscal year ended March 31, 2005, we incurred a loss of $461,000 when we refinanced all of our credit facilities, including $4,600,000 of BFA Industrial Revenue Bonds due April 1, 2022.

        Interest Income and Interest Expense.    During the fiscal year ended March 31, 2006 (on a combined basis), we incurred $357,000 in net interest expense, compared to $523,000 for the fiscal year ended March 31, 2005. Net interest expense decreased 32% in the fiscal year ended March 31, 2006 (on a combined basis) due to higher cash balances and interest rates and notes receivables generating higher interest income.

        Other Income (Expense), Net.    During the fiscal year ended March 31, 2005, we recorded other expense of $1,546,000 primarily related to the write-off of an investment in a related party, SC Fluids, Inc., when the entity ceased operations. During the fiscal year ended March 31, 2006 (on a combined basis), other expense increased 126% to $3,489,000, which was primarily related to costs incurred by us related to the Acquisition, offset by a gain on disposals of assets.

        Provision for Income Taxes.    Our effective income tax rate was a benefit of 11% in the fiscal year ended March 31, 2006 (on a combined basis) and 41% in the fiscal year ended March 31, 2005. The rate was lower in the fiscal year ended March 31, 2006 principally due to the deferred tax benefit in the fiscal year ended March 31, 2006 (on a combined basis) resulting from non-deductible amortization expense, net operating losses carried forward from the fiscal year ended March 31, 2005 and the valuation allowance applied in the fiscal year ended March 31, 2005 against net deferred tax assets generated.

        Net Income.    As a result of the foregoing factors, for the fiscal year ended March 31, 2006 (on a combined basis) we recorded a net loss of $14,593,000, compared to a net loss of $413,000 for the fiscal year ended March 31, 2005.

  Fiscal Year Ended March 31, 2005 Compared to Fiscal Year Ended March 31, 2004

        Revenue.    The following table sets forth total revenue and revenue by product category for the fiscal years ended March 31, 2004 and 2005.

Product Category	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005	Change	% Change
	(dollars in thousands)
DSS units	$1,699	$10,044	$8,345	491%
Other GT Solar equipment	4,561	3,974	(587)	(13)
Third party equipment	784	5,173	4,389	560
Services and other	1,926	1,587	(339)	(18)

Total revenue	$8,970	$20,778	$11,808	132%

        Our revenue from sales of DSS units increased 491% from $1,699,000 for the fiscal year ended March 31, 2004 to $10,044,000 for the fiscal year ended March 31, 2005. This increase can be attributed to overall growth in the solar industry, particularly in Asia, after an overall decline in the capital equipment industry affecting our results of operations for the fiscal year ended March 31, 2004, in which our sales reached a three year low. Sales of Other GT Solar equipment accounted for $4,561,000 of our revenue for the fiscal year ended March 31, 2004 and $3,974,000 of our revenue for the fiscal year ended March 31, 2005, representing a decrease of 13%. This decrease reflects a decline in sales of tabber/stringer machines. Our revenue from sales of third party equipment increased 560% from $784,000 for the fiscal year ended March 31, 2004 to $5,173,000 for the fiscal year ended March 31, 2005. This increase was primarily due to increased sales under turnkey contracts, as well as the improved market conditions referred to above. Services and Other generated $1,926,000 of revenue for us in the fiscal year ended March 31, 2004, compared to $1,587,000 in the fiscal year ended March 31, 2005, representing a decrease of 18%. This decrease can be attributed to a decrease in consulting revenue. As a result of the foregoing, our total revenue increased 132% from $8,970,000 for the fiscal year ended March 31, 2004 to $20,778,000 for the fiscal year ended March 31, 2005.

        In the fiscal year ended March 31, 2005, a majority of our revenue from product sales was generated from sales of turnkey solutions, which accounted for 63% or $13,121,000 of our revenue for the fiscal year ended March 31, 2005. Turnkey solutions did not generate any revenue for us in the fiscal year ended March 31, 2004 due to unfavorable market conditions.

        In both the fiscal year ended March 31, 2004 and the fiscal year ended March 31, 2005, a substantial percentage of our revenue from product sales resulted from sales to a small number of customers. Six of our customers accounted for 76% of our revenue for the fiscal year ended March 31,

2004 and 89% of our revenue for the fiscal year ended March 31, 2005, and three of our customers accounted for 46% of our revenue for the fiscal year ended March 31, 2004 and 75% of our revenue for the fiscal year ended March 31, 2005.

        Fluctuations in the timing and mix of product shipments, customer requirements for systems, and the completion of the installation of the product will continue to have a significant impact on the timing and amount of revenue recognized in any given period.

        Cost of Revenue and Gross Profit.    Cost of revenue increased 90% from $7,300,000 for the fiscal year ended March 31, 2004 to $13,851,000 for the fiscal year ended March 31, 2005. This increase was largely the result of increased sales and lower materials costs in the fiscal year ended March 31, 2005, compared to the fiscal year ended March 31, 2004. Gross profit increased 315% from $1,670,000 for the fiscal year ended March 31, 2004 to $6,927,000 for the fiscal year ended March 31, 2005 and gross profit as a percentage of revenue rose from 19% for the fiscal year ended March 31, 2004 to 33% for the fiscal year ended March 31, 2005. This increase was due to fixed overhead costs being absorbed by a greater number of sales in the fiscal year ended March 31, 2005, compared to the fiscal year ended March 31, 2004, as well as the higher level of DSS sales in the fiscal year ended March 31, 2005, compared to the fiscal year ended March 31, 2004.

        Research and Development.    Research and development expenses were $1,021,000 for the fiscal year ended March 31, 2005, compared to $1,072,000 for the fiscal year ended March 31, 2004, a decrease of 5%. The decrease in research and development spending was attributable to our reduction in staffing due to adverse business conditions during the second half of the fiscal year ended March 31, 2004, which reduced compensation costs in the fiscal year ended March 31, 2005.

        Selling and Marketing.    Selling and marketing expenses were $1,658,000 for the fiscal year ended March 31, 2005, compared to $852,000 for the fiscal year ended March 31, 2004, representing an increase of 95%. The increase was the result of increased sales commissions payable to sales representatives as a result of increased sales in the fiscal year ended March 31, 2005.

        General and Administrative.    General and administrative expenses were $2,009,000 for the fiscal year ended March 31, 2005, compared to $1,800,000 for the fiscal year ended March 31, 2004, an increase of 12%. The increase was the result of increased staffing to provide the infrastructure necessary to support our growth in sales in the fiscal year ended March 31, 2005.

        Loss on Early Extinguishment of Debt.    During the fiscal year ended March 31, 2005, we incurred a loss of $461,000 when we refinanced all of our credit facilities, including $4,600,000 of BFA Industrial Revenue Bonds due April 1, 2022. During the fiscal year ended March 31, 2004, we were in violation of our debt service coverage ratio covenant in respect of such Industrial Revenue Bonds, as a result of the decline in sales and operating profit due to the downturn in the capital equipment industry, and accordingly we were required to refinance them.

        Interest Income and Interest Expense.    During the fiscal year ended March 31, 2005, we incurred $523,000 in net interest expense, compared to $200,000 for the fiscal year ended March 31, 2004. Net interest expense increased 162% in the fiscal year ended March 31, 2005 as a result of higher debt balances and interest rates.

        Other Income (Expense), Net.    During the fiscal year ended March 31, 2004, other expense of $79,000 is primarily related to a penalty incurred under a customer contract for late delivery of equipment. During the fiscal year ended March 31, 2005, other expense increased 1,857% to $1,546,000, primarily as a result of the write-off of an investment in a related party, SC Fluids, Inc., when the entity ceased operations.

        Provision for Income Taxes.    Our effective income tax rate was 41% in the fiscal year ended March 31, 2005 and a benefit of 9% in the fiscal year ended March 31, 2004. The rate was higher in the fiscal year ended March 31, 2005, principally due to a valuation allowance applied against net deferred tax assets generated.

        Net Income.    As a result of the foregoing factors, for the fiscal year ended March 31, 2005 we recorded net loss of $413,000, compared to net loss of $2,210,000 for the fiscal year ended March 31, 2004.

Selected Condensed Quarterly Results of Operations

        The following table sets forth selected condensed unaudited statement of operations data for the seven quarters ended December 31, 2006. This data should be read in conjunction with the audited consolidated financial statements for the fiscal year ended March 31, 2006 and the unaudited consolidated financial statements for nine months ended December 31, 2006, and in each case, the accompanying notes thereto included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter. Amounts in the table are in thousands, except share and per share amounts:

	For the Quarterly Period Ended
	Predecessor			GT Solar
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Total revenues	$11,453	$14,307	$14,468	$19,364	$14,103	$19,792	$27,562
Cost of revenues	6,917	7,358	7,857	17,455	8,722	9,510	16,060
Gross profit	4,536	6,949	6,611	1,909	5,381	10,282	11,502
Income (loss) from operations	2,676	4,177	(15,316)	(4,026)	(1,476)	1,342	1,288
Net income (loss)	$2,574	$4,008	$(18,589)	$(2,586)	$(1,330)	$745	$(2,646)
Net income (loss) per share:
Basic	$8.41	$13.09	$(60.72)	$(0.31)	$(0.16)	$0.09	$(0.32)
Diluted	$3.31	$5.16	$(60.72)	$(0.31)	$(0.16)	$0.09	$(0.32)
Shares used to compute earnings per share:
Basic	306,126	306,126	306,126	8,370,000	8,370,000	8,370,000	8,370,000
Diluted	776,662	776,685	306,126	8,370,000	8,370,000	8,370,000	8,370,000

        Our quarterly operating results have fluctuated significantly in the past and we expect that our quarterly results will continue to fluctuate significantly in the future. Our quarterly operating results for periods subsequent to the Acquisition, which was effective January 1, 2006, include adjustments required under the purchase method of accounting. Accordingly, the quarterly operating results of the Predecessor and GT Solar are not comparable in all material respects because of the effects of these adjustments. In connection with the Acquisition, the Predecessor repurchased all of its outstanding stock options for approximately $20.1 million, being an amount equal to the aggregate of the difference between the exercise price of such options and the common stock acquisition price of $106.94 per share. This payment was subsequently reimbursed by GT Solar Holdings, LLC, and was recorded as compensation expense by the Predecessor in the quarterly period ended December 31, 2005.

        Future quarterly fluctuations may result from a number of factors, including:

  •
  the size of new contracts and when we are able to recognize the related revenue, especially with respect to our new polysilicon products;

  •
  delays in customer acceptance of our products;

  •
  our rate of progress under our contracts;

  •
  the degree of market acceptance of our products and service offerings;

  •
  the mix of products and services sold;

  •
  budgeting cycles of our customers;

  •
  product lifecycles;

  •
  changes in demand for our products and services;

  •
  the level and timing of expenses for product development and sales, general and administrative expenses;

  •
  competition by existing and emerging competitors in the PV industry;

  •
  our success in developing and selling new products and services, controlling costs, attracting and retaining qualified personnel and expanding our sales force;

  •
  changes in our strategy;

  •
  foreign exchange fluctuations; and

  •
  general economic conditions.

Based on these factors, we believe our future operating results will vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful nor do they indicate what our future performance will be.

        Our quarterly operating results are generally not materially impacted by seasonality.

Liquidity and Capital Resources

  Liquidity

        Our liquidity is affected by many factors, some based on the normal operations of the business and others related to the uncertainties of the industry and global economies. We manage our liquidity by generally collecting between 20% and 40% of a contract as an upfront deposit when a customer places an order. We generally make advances to suppliers after the corresponding deposit is received from our customers. Of the total of $67,798,000 in cash deposits held by us at December 31, 2006, $4,685,000 was held on account and/or was restricted and therefore was not able to be freely used and/or transferred by us.

        Our principal source of cash is cash generated from operations, particularly from customer deposits and revenue. In addition, we have borrowings available under revolving credit facilities. As of March 31, 2006, we had $4,246,000 of standby letters of credit outstanding secured by a credit facility provided by GFI. In April 2006, we entered into a $15,000,000 credit facility with Silicon Valley Bank for the purpose of, among other things, securing standby letters of credit. At December 31, 2006, we had $11,208,000 available under the facility. The facility matures in April 2008 and bears interest at Silicon Valley Bank's prime rate, which was 8.25% at December 31, 2006. Availability under the facility is subject to various covenants, including minimum profitability and a minimum current ratio. We were in compliance with all such covenants as of December 31, 2006. This facility was terminated in connection with our new revolving credit facility.

        On April 23, 2007, we entered into a revolving credit facility that provides for aggregate borrowings of up to $40.0 million, subject to covenant compliance, sublimits and allowances and, as of that date, we had approximately $38.3 million of outstanding letters of credit and no outstanding borrowings. See "Description of Principal Indebtedness—Senior Secured Revolving Credit Facility."

        Our principal uses of cash are for raw materials and components, wages, salaries and investment activities, such as the purchase of property, plant and equipment, as well as intangible assets, such as our polysilicon reactor technology. Our manufacturing business model requires minimal capital expenditures to meet our production demands. Capital expenditures have represented 0.3%, 0.6% and 1.0% of revenue in the fiscal years ended March 31, 2004, 2005 and 2006 (on a combined basis), respectively. Our capital expenditures for our fiscal year ended March 31, 2007, were approximately $1,700,000, which were used primarily for improving our business systems and improving our principal facility. We expect that our total capital expenditures in our fiscal year ending March 31, 2008 will be approximately $5 million, which will be used primarily for improving our business information systems and expanding our facilities.

        Due to the fact that we outsource a significant portion of our manufacturing, we experience very high inventory turnover that, coupled with favorable payment terms, generally provides us with a positive cash position. In addition, our customer payment terms are such that we generally receive sizeable deposits from our customers in advance of having to make any payments to our suppliers. We are generally required to post letters of credit in order to secure such customer deposits.

        We believe that cash generated from operations together with our existing cash, customer deposits and available borrowings under our credit facilities will be sufficient to satisfy working capital requirements, commitments for capital expenditures, and other cash requirements for the foreseeable future, including at least the next twelve months. However, as we continue to grow our business, we may need to obtain additional financing.

  Cash Flows

        The following table summarizes our primary sources of cash in the periods presented:

	Fiscal Years Ended March 31,			Nine Months Ended December 31,
	2004	2005	Combined 2006	2005	2006
	(dollars in thousands)
Cash provided by (used in):
Operating activities	$304	$5,479	$6,783	$3,771	$58,660
Investing activities	(27)	(1,339)	(767)	(556)	(1,235)
Financing activities	(1,758)	(1,116)	(3,701)	(3,701)	(305)

Net increase (decrease) in cash and cash equivalents	(1,481)	3,024	2,315	(486)	57,120

        Operating Activities.    We generated $58,660,000 of cash from operations during the nine months ended December 31, 2006, compared to $3,771,000 during the nine months ended December 31, 2005. Cash provided by operations in the nine months ended December 31, 2006 was primarily the result of an increase in customer deposits of $64,743,000, depreciation and amortization of $12,091,000 and a decrease in accounts receivable of $3,494,000. These cash flow effects were offset by the net loss of $3,231,000, deferred tax benefit of $5,124,000, and increases in inventories of $3,801,000. The increase in customer deposits reflects the receipt of a $46,000,000 deposit under a polysilicon reactor contract. The increase in inventories reflects increased production levels and finished goods in transit to customers.

        We generated $6,783,000 of cash from operations during the fiscal year ended March 31, 2006 (on a combined basis), compared to $5,479,000 during the fiscal year ended March 31, 2005. Cash provided by operations in the fiscal year ended March 31, 2006 (on a combined basis) was primarily the result of depreciation and amortization of $4,519,000, non-cash stock option compensation of $19,822,000 and an increase in deferred revenue of $4,976,000. The cash flow effects of non-cash items and the changes in deferred revenue were partially offset by the net loss of $14,593,000, deferred tax benefit of $1,742,000 and increases in inventory of $3,255,000 and advances on inventory purchases of $2,043,000 and decreased customer deposits of $2,141,000. Increases in inventory and advances on inventory purchases were due to increased production in the fiscal year ended March 31, 2006 (on a combined basis) primarily for new customers.

        We generated $5,479,000 of cash from operations during the fiscal year ended March 31, 2005, compared to $304,000 during the fiscal year ended March 31, 2004. In the fiscal year ended March 31, 2005, cash provided by operations was derived primarily from increases in customer deposits of $6,222,000, depreciation and amortization of $457,000, loss on investment in a related party of $1,501,000 and accounts payable and accrued expenses of $2,718,000. The cash flow effects of increases in customer deposits, depreciation and amortization, loss on investment in related party and accounts payable and accrued expenses were partially offset by increases in accounts receivable of $3,990,000 and inventory of $2,073,000. The increase in accounts receivable and inventory were directly related to the significant increase in demand for solar products during the fiscal year ended March 31, 2005 as compared to the fiscal year ended March 31, 2004.

        Investing Activities.    During the nine months ended December 31, 2006, we used $1,235,000 for investing activities that included the purchase of property, plant and equipment, as well as intangible assets related to our polysilicon reactor technology. During the nine months ended December 31, 2005, we used $556,000 for investing activities that included the purchase of property, plant and equipment and intangible assets.

        During the fiscal year ended March 31, 2006 (on a combined basis), we used $767,000 for investing activities that included the purchase of property, plant and equipment and intangible assets. In the fiscal year ended March 31, 2005, we used $1,339,000 for investing activities that included the purchase of intangible assets related to our DSS technology.

        Financing Activities.    During the nine months ended December 31, 2006, we used $305,000 for financing activities, as we refinanced our $15,000,000 senior secured promissory note with a $15,000,000 senior secured exchangeable promissory note and incurred debt issuance costs related to our credit facility. During the nine months ended December 31, 2005, we used $3,701,000 for financing activities, primarily to repay a note payable used to finance the purchase of intangible assets offset by proceeds from the exercise of options to purchase common stock.

        During the fiscal year ended March 31, 2006 (on a combined basis), we used $3,701,000 of cash for financing activities, primarily due to the repayments of long-term borrowings. During the fiscal year ended March 31, 2005, $1,116,000 of cash was used for financing activities, primarily due to repayments of long-term borrowings when we refinanced all of our credit facilities. During the fiscal year ended March 31, 2004, $1,758,000 of cash was used for financing activities, primarily due to payments on loans and capital leases.

Off-Balance Sheet Arrangements

        We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Contractual Obligations and Commercial Commitments

        Under generally accepted accounting principles as used in the United States, some obligations and commitments are not required to be included in the consolidated balance sheets and statements of income. These obligations and commitments, while entered into in the normal course of business, may have a material impact on liquidity.

        The following table reflects our contractual obligations and commercial commitments as of March 31, 2006:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)
Debt obligations	$15,104	$15,104	—	—	—

        As part of the Acquisition, we issued a senior secured promissory note to certain shareholders of GT Solar Holdings, LLC in the amount of $15,000,000. The terms of the promissory note provided for monthly payments of interest at the LIBOR rate plus 3.25%, and for full payment of the principal amount upon the maturity date of April 30, 2006. On April 1, 2006, this promissory note was repaid and replaced with a senior secured exchangeable promissory note with an initial principal amount of $15,000,000 and due September 15, 2008. We repaid this note in full on April 23, 2007, using cash from operations.

        At March 31, 2006, we had $4,246,000 of standby letters of credit outstanding that were guaranteed by GFI. The letters of credit were for the specific purpose of financing our export and import activities. These commitments as of March 31, 2006 have not been included in the consolidated balance sheets and statements of income included herein. As of April 23, 2007, all of our outstanding standby letters of credit are secured by restricted cash. All future letters of credit will be secured under our secured revolving credit facility that we entered into on April 23, 2007. See "Description of Principal Indebtedness—Senior Secured Revolving Credit Facility."

Quantitative and Qualitative Disclosures about Market Risk

  Interest Rate Risk

        On April 23, 2007, we entered into a secured revolving credit facility. Our revolving credit facility bears interest at floating rates. As of December 31, 2006, we had a $15,000,000 existing revolving credit facility. As of December 31, 2006, we had $11,208,000 available to us under this facility. Interest rate changes may adversely affect future earnings and cash flows, assuming other factors are held constant.

  Foreign Currency Risk

        Although our reporting currency is the U.S. dollar and almost all of our contracts are currently denominated in U.S. dollars, we may incur costs in the local currency of one or more of the countries in which we operate. As a result, we may be subject to currency translation risk. Exchange rates between a number of currencies and U.S. dollars have fluctuated significantly over the last few years and future exchange rate fluctuations may occur.

        In December 2006, we entered into forward foreign exchange contracts that qualify as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to hedge portions of our anticipated international inventory purchases. These contracts expire within 12 months. Consistent with the nature of the economic hedges provided by these foreign exchange contracts, increases or decreases in their fair values would be mostly offset by corresponding decreases or increases in the U.S. dollar value of our future foreign inventory purchases (i.e., "hedged items") that would occur within the hedging period. The information provided below relates only to the hedging instruments and does not represent the corresponding changes in the underlying hedged items.

        Currently, our largest foreign currency exposure is the Euro, primarily from purchases of third party equipment under turnkey arrangements from vendors located in Europe. Relative to foreign currency exposures existing at December 31, 2006, a 10% appreciation of the Euro against the U.S. dollar would result in an increase in the fair value of these derivative financial instruments of approximately $1.9 million. Conversely, a 10% appreciation of the U.S. dollar against the Euro would result in a decrease in the fair value of these instruments of approximately $1.9 million. These derivative financial instruments are cash flow hedges of inventory purchases that may in turn increase our future net earnings.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board issued SFAS No. 151—Inventory Costs, an amendment of ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after 15 June 2005. The adoption of this statement did not have a material effect on our financial statements for the nine months ended December 31, 2006.

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R)—Share Based Payment, which replaces SFAS No. 123—Accounting for Stock Based Compensation, supersedes APB Opinion No. 25—Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) addresses the accounting for share based payments to employees, including grants of employee stock options. Under the new standard, companies will no longer be able to account for share based compensation transactions using the intrinsic method of APB Opinion No. 25. Instead, companies will be required to account for such transactions using a fair-value method and recognize the related expense associated with share based payments in the statement of operations. SFAS No. 123(R) is effective for us for the fiscal year beginning April 1, 2006.

        We had historically accounted for share based payments to employees under APB Opinion No. 25's intrinsic value method. As such, compensation expense was generally not recognized for options granted to employees. We adopted the provisions of SFAS No. 123(R) under the prospective method. Under the prospective method, we will continue to account for nonvested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption for financial statement recognition purposes. All awards granted, modified or settled on or after April 1, 2006, are accounted for using the measurement, recognition and attribution provisions of SFAS No. 123(R). Subsequent to adoption of this statement, share based benefits are valued at fair value using the Black Scholes or other acceptable option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts so determined are expensed over the applicable vesting period.

        In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for our fiscal year beginning April 1, 2007. We are currently evaluating the impact of the adoption of FIN 48 on our financial condition, results of operations or liquidity.

INDUSTRY

Solar Energy Market Overview

        Solar power has emerged as one of the most rapidly growing renewable energy sources. To date, a number of different technologies have been developed to harness solar energy. The most significant technology is the use of inter-connected photovoltaic cells to generate electricity directly from sunlight. Most PV cells are constructed using specially processed silicon, which, when exposed to sunlight, generates direct current electricity. Solar energy has many advantages over other existing renewable energy sources and traditional non-renewable energy sources relative to environmental impact, fuel price and delivery risk, distributed nature of generation and matching of peak generation with demand.

        PV systems have been used to produce electricity for several decades. However, technological advances during the past decade, combined with the advantages of solar power as a renewable energy source and government subsidies and incentives for solar power, have led to solar power becoming one of the fastest growing renewable energy technologies.

        According to Solarbuzz, the global solar power market, as measured by total PV installations at end-customers in that year, increased from 927 MW in 2004 to 1,744 MW in 2006, which represents a CAGR of approximately 37.2%. During the same period, solar power industry revenues grew from approximately $6.5 billion in 2004 to approximately $10.6 billion in 2006. Under one of three forecast scenarios, Solarbuzz projects that solar power industry revenues and annual installations will reach $26 billion and 5,521 MW, respectively, by 2011. Annual installations are expected to grow at a CAGR of 25.9% from 2006 to 2011, driven largely by rising grid prices, government initiatives lower PV system pricing and new distribution channels, according to Solarbuzz.

        Key drivers of the growing demand for solar power include increasing scarcity and rising prices of conventional energy sources, the desire for energy security/energy independence to counter perceived geopolitical supply risks surrounding fossil fuels, environmental pollution from fossil fuels and the resulting tightening of emission controls, the increasingly competitive costs of energy from renewable energy sources, government incentive programs for the development of solar energy making solar energy more cost competitive and changing consumer preferences towards renewable energy sources.

        Despite recent rapid growth and the favorable conditions for the adoption of solar electricity generation, solar energy continues to represent only a small fraction of the world's energy output. The availability of polysilicon as a raw material for the manufacture of solar wafers, cells and modules is expected by industry experts to be a key issue for industry growth in the short to medium term.

  Photovoltaic Manufacturing Overview

        In 2006, approximately 92% of PV modules were manufactured using crystalline silicon technologies, while thin-film technologies accounted for approximately 8%. Crystalline silicon PV systems are manufactured using either multicrystalline, monocrystalline or string ribbon technologies. Multicrystalline is currently the most widely used silicon technology.

        Multicrystalline solar cells and modules are traditionally produced in four basic stages that we refer to as: (i) polysilicon production; (ii) ingot growth and wafering; (iii) cell production; and (iv) module assembly. Not all solar cell and module manufacturers participate in each stage of the production process. Some manufacturers are integrated across multiple stages whereas others specialize in one stage of the production process. Most of our existing customers participate in the ingot growth, wafering and cell production stages.

        The diagram below shows the various manufacturing processes occurring at each of the four basic stages in the solar cell and module production process. Each of these stages is discussed further below.

        The rapid growth of the PV industry has led to increased investment in manufacturing capacity across the PV manufacturing value chain and rapid growth in sales of manufacturing equipment used in the PV industry. Total capital expenditures associated with new manufacturing capacity for the production of crystalline silicon PV products in 2006 reached approximately $2.36 billion, as reported by Solarbuzz. The following diagram represents what we estimate were the approximate percentage of total capital expenditures made within each of the four basic stages of the PV manufacturing value chain in 2006.

  Polysilicon production

        Polysilicon is a highly purified form of silicon that is used to make both semiconductors for microelectronics applications and solar wafers. The chemical vapor deposition process involved in the production of polysilicon takes place in a specialized reactor using a variety of complex chemical processes. As reported by Solarbuzz, the principal polysilicon production process in operation worldwide is the Siemens process, which has been in existence for nearly fifty years. In the Siemens reactor process, either silane or trichlorosilane gas is introduced into a thermal decomposition furnace (i.e. the reactor) with high temperature polysilicon rods inside a cooled bell jar. The silicon contained in the gas deposits on the heated rods, which gradually grow until the desired diameter has been reached.

        The considerable growth in the solar industry over the past several years has resulted in greater demand for polysilicon and there is currently insufficient production capacity to meet the requirements of the semiconductor and solar industries. As reported by Solarbuzz, solar industry consumption of polysilicon increased from 28% of total polysilicon consumption at 5,100 MT in 2001 to 20,700 MT representing 48% of total demand in 2006. As a result of the supply shortage, prices for polysilicon have increased from $28 per kilogram for long-term contracts at the end of 2004 to $60 to $65 per kilogram for long-term contracts in 2006 and as much as $300 per kilogram on the spot market during 2006.

        In 2006, the seven largest polysilicon producers accounted for 96% of the industry's total production capacity as reported by Solarbuzz. Despite the increase in polysilicon prices, the established producers have been relatively slow to add capacity due to a number of factors. Historically, polysilicon prices have experienced significant volatility in line with the cyclical nature of semiconductor demand, which has resulted in periods during which the production cost has been above the market price. Further, the capital requirements for increased capacity are significant and there are relatively long lead times in getting additional plants to production. For example, the construction of a polysilicon production facility with a 5,000 ton annual capacity typically requires capital expenditures in the range of $500 to $600 million, as reported by Solarbuzz, and typically takes two to three years to build. Based on this experience, existing producers typically seek to secure long-term contracts with end-users before starting construction of additional capacity.

        Due to the rapid growth in demand for solar grade polysilicon coupled with recent price increases, we believe that there is a market opportunity for new entrants to fill the supply void. Some of these new entrants are likely to be chemical companies that currently produce trichlorosilane, which is a precursor gas used to produce polysilicon in a Siemens process. Although forecasts by industry consultants on the size of this opportunity for polysilicon production by new entrants vary, Solarbuzz forecasts that between 2006 and 2011 between 68,000 MT and 106,000 MT of polysilicon production capacity will be added by existing producers and new entrants.

  Ingot growth and wafering

        Ingot growth begins with polysilicon being placed into crucibles, which are then placed into special crystallization furnaces in which the polysilicon is melted. Crystallization takes place through a cooling process that yields a large piece of crystallized silicon called an ingot. The ingot is next cut into bricks and the bricks are sliced into wafers using sectioning and wafering saws. These saws use wires that carry an abrasive solution over the ingot and bricks to cut them. Slurry recovery systems are used to recycle the abrasive solution that would otherwise be lost in the cutting process.

        Feedstock etching equipment is also used in the ingot growth stage of the production process, to clean material that is trimmed from the ingot during the sectioning process for recycling and reuse back through the ingot process. Other equipment used in wafering includes infrared imaging systems, lifetime scanners, wafer cleaning systems and inspection equipment.

        This stage of the production process is critical because the quality of the polysilicon wafer determines how efficient the solar cell and therefore, the solar module, will be at converting sunlight into electricity.

  Cell production

        A solar cell is a device made from a polysilicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect. To create a solar cell, impurities are selectively incorporated in the wafer to create regions that are negatively or positively electrically charged. Sunlight enters the solar cell and releases electrons. The front of the solar cell attracts these electrons and funnels them to a metal grid that connects the current and transfers it to external wires. The circuit is completed by a contact on the back of the solar cell. Equipment used in cell production includes wafer cleaning and etch systems, diffusion equipment, PECVD furnaces, screen printing and cell-testing and sorting equipment.

  Module assembly

        In the final stage of the production process, solar cells are interconnected using a tabber/stringer machine which interconnects the cells into strings by a soldering process. Cell strings are assembled to form a solar module. Other equipment used in module assembly includes ribbon flux stations, lamination/framing machines and module testers.

  Government Incentives and Regional Market Overview

        The cost of solar power has declined over the past thirty years. However, in a similar way to many other renewable energy sources, solar technology generally is currently price competitive with traditional power sources only with the support of government incentive programs. An increasing number of countries have established incentive programs for the development of solar and other renewable energy sources, including:

  •
  net metering laws and feed-in tariffs allowing on-grid end-users to sell electricity back to the grid at retail prices;

  •
  direct subsidies to end-users to offset costs of solar equipment and installation charges;

  •
  tax incentives and low interest loans to finance solar power systems; and

  •
  government standards mandating minimum usage levels of renewable energy sources.

        PV installations have historically been concentrated in three countries: Japan, Germany and the United States, which together accounted for approximately 81% of the world PV market at the end of 2006. Government policies in these countries, in the form of regulation, subsidies and incentives, have accelerated the adoption of solar power by businesses and consumers. Other countries have adopted or are adopting similar laws and policies (including France, Spain, Italy, China, South Korea and Taiwan) and several states in the United States, most notably California.

BUSINESS

Our Company

        We are one of the world's largest providers of manufacturing equipment and "turnkey" manufacturing solutions to the rapidly growing PV industry. Our products and solutions are used across the PV manufacturing value chain: production of solar grade polysilicon, manufacturing of multicrystalline silicon wafers, production of solar cells and assembly of complete modules. We provide significant facility and process design and integration know-how with our equipment, and believe we are one of the few providers of "turnkey" solutions across each stage of the PV manufacturing chain.

        We have established a leading position in the market for specialized furnaces essential to the production of multicrystalline wafers. We believe that our DSS units accounted for over 80% of the equipment purchased from third parties for this application in 2006. Historically, PV manufacturers have produced a significant portion of their own manufacturing equipment rather than purchasing it from third parties, although we expect this to change as the PV industry continues to mature. We have also developed products to meet the growing demand for polysilicon, a market in which critical supply shortages have driven end market prices up significantly over the last two years. We believe we are a leading independent supplier of polysilicon reactors and associated process know-how worldwide. We also provide other types of PV manufacturing equipment across the PV manufacturing value chain, including wafer cleaning and etch systems, slurry recovery systems, solar cell testing and sorting equipment, and tabber/stringer machines used to link solar cells together as well as related parts, services and consumables.

        Strong growth in the PV industry and our ability to attract customers by selling an integrated package of process know-how and PV manufacturing equipment have enabled us to rapidly grow our revenues. Our revenues grew from approximately $9.0 million in the fiscal year ended March 31, 2004 to approximately $59.6 million in the fiscal year ended March 31, 2006 (on a combined basis), a CAGR, of approximately 158%, and from $40.2 million in the nine months ended December 31, 2005 to approximately $61.5 million in the nine months ended December 31, 2006, an increase of approximately 53%. As of December 31, 2006, we had received signed purchase orders or other written contractual commitments, which we consider our order backlog, with a value of approximately $295 million, which included approximately $130 million of orders for DSS units and approximately $139 million of orders for polysilicon reactors and other related equipment.

Our Market Opportunity

        The PV industry has grown significantly in the past several years. According to Solarbuzz, the global PV market, as measured by total PV installations at end-customers in that year, increased from 927 MW in 2004 to 1,744 MW in 2006, which represents a CAGR of approximately 37.2%. During the same period, PV industry revenues grew from approximately $6.5 billion in 2004 to approximately $10.6 billion in 2006. Under one of three forecast scenarios, Solarbuzz projects that PV revenues and annual installations will reach $26 billion and 5,521 MW, respectively, by 2011. Despite the rapid growth, solar energy constitutes only a small fraction of the world's energy output. We believe that rising energy demand, the increasing scarcity of traditional energy resources coupled with rising prices, the growing adoption of government incentives for solar energy due to increasing environmental awareness and concerns about energy independence, the gradually decreasing costs of solar energy and changing consumer preferences towards renewable energy sources will continue to drive the growth of the PV industry.

        The anticipated continued growth of the PV industry is expected to result in increased investment in manufacturing capacity across the PV manufacturing value chain resulting in greater demand for manufacturing equipment used in the PV industry. Total capital expenditures associated with new manufacturing capacity for the production of crystalline silicon PV products in 2006 reached approximately $2.36 billion, as reported by Solarbuzz.

Our Competitive Strengths

        We believe that our key strengths include:

        Leading Provider of Equipment and Turnkey Manufacturing Solutions to PV Manufacturing Value Chain.    We believe that we are one of the few providers that offers an integrated package of manufacturing equipment across the PV manufacturing value chain along with significant design and integration expertise and process know-how. This product offering along with our worldwide service capability enables us to offer our customers turnkey manufacturing solutions in which customers can purchase complete production lines from us, thereby enabling them to bring their products to market quicker and more cost effectively. We believe that turnkey customers are likely to become long-term customers as a result of the close relationship that we are able to establish during the installation process and the costs associated with changing equipment suppliers. Turnkey solutions also create the opportunity for follow-on sales for replacement parts, service support, technical upgrades, equipment for capacity increases and employee training. In addition, we have been selling equipment to the PV industry for over twelve years and believe we have developed a reputation for significant design and manufacturing expertise, process know-how, high quality and cost effective products and timely delivery.

        Well-Positioned to Benefit From the Expected Growth of the PV Industry.    As one of the world's largest suppliers of manufacturing equipment and turnkey solutions to the PV industry, we believe we are well positioned to benefit from the expected growth in PV manufacturing capacity. Worldwide PV manufacturing capacity increased at a CAGR of 57% from 2003 to 2006 and is forecast by Solarbuzz to increase at a CAGR of 33% to 38% from 2006 to 2011. Total capital expenditures associated with new manufacturing capacity for the production of crystalline silicon PV products in 2006 reached approximately $2.36 billion, as reported by Solarbuzz. Our products are used in the most critical and capital intensive stages of the PV manufacturing value chain. We believe that we can significantly expand our business to accommodate an increase in the demand with relatively modest levels of capital expenditures due to our scaleable business model, which includes outsourcing most of the components used in our equipment and a well-developed supply chain.

        Significant Growth Opportunities for Our Polysilicon Products.    We believe that there is a significant market opportunity for our polysilicon reactors and converters in light of the imbalance in the supply and demand for polysilicon. Polysilicon is the principal raw material used to produce crystalline silicon solar cells and in recent years there has been insufficient polysilicon production capacity available to meet increasing industry demand. In 2006, substantially all of the world's polysilicon was produced by seven manufacturers who build their own polysilicon reactors and converters and have not historically made these reactors available for sale to third parties. We believe there will be significant demand for our polysilicon reactors and converters and process know-how from chemical companies seeking to enter the polysilicon market, solar cell manufacturers seeking to backward integrate into polysilicon production to ensure adequate supplies for their operations and financial investors seeking to invest in polysilicon production facilities. Solarbuzz forecasts that between 2006 and 2011 between 68,000 MT and 106,000 MT of polysilicon production capacity will be added by existing producers and new entrants.

        Well-Established and Growing Customer Base.    We have customer relationships with many of the leading solar wafer, cell and module manufacturers, such as BP Solar, Photowatt International S.A.S., ScanWafer AS, Schott Solar AG, SolarWorld AG, Swiss Wafers AG and Green Energy Technologies Inc. In addition, we believe that we were one of the first companies to offer PV manufacturing equipment in China, which we believe is a key growth market for the solar industry. In this regard, we have designed the manufacturing process and supplied and installed the equipment used by some of the largest solar product manufacturers in China, including Boading Tianwei Yingli New Energy Resources Co., Ltd., Huantai Silicon Science & Technology Co. Ltd., Suntech Power Co. Ltd. and Jiangxi LDK Solar High-Tech Co., Ltd., and we are currently working on additional projects for some of these and other Chinese customers. We believe that our customer relationships, together with our significant installed base of PV manufacturing equipment, promotes replacement sales because we believe our customers typically purchase PV equipment from the incumbent supplier in order to reduce training costs and the risk of error that exist when switching to a new supplier. In recent periods, we have reduced our customer concentration by expanding our customer base. For example, eight customers accounted for approximately 96% of our order backlog as of December 31, 2006, whereas only three customers accounted for the same percentage of our order backlog as of March 31, 2006. We believe that we will continue to expand our customer base as a result of our recently introduced polysilicon products.

        Large and Growing Order Backlog.    As of December 31, 2006, our order backlog was approximately $295 million (a portion of which has subsequently been recognized as revenue), compared to an order backlog of approximately $68 million at March 31, 2006. As of December 31, 2006, we had received cash deposits representing at least 20% of the value of the equipment being purchased with respect to approximately $177 million, or 60%, of our order backlog. Of the $295 million order backlog as of December 31, 2006, approximately $243 million was related to orders scheduled for delivery during our fiscal year ending March 31, 2008. In the fourth quarter of our fiscal year ended March 31, 2007, we received several new orders for products with an aggregate value of approximately $83 million, which includes approximately $33 million of orders for DSS units and approximately $40 million of orders for polysilicon reactors, STC converters and other related equipment. We believe that our order backlog provides us with significant visibility as to our near-term production levels, thereby enabling us to optimize our supply chain planning, including securing the necessary raw materials for future production, and to reduce our production costs.

        Proven Record in Commercializing Proprietary Technology.    We have a history of acquiring and improving as well as internally developing our technology. We licensed, enhanced and, in 2005, ultimately purchased from Crystal Systems the HEM furnace technology from which we developed our DSS furnace. In March 2006, we purchased a ninety-nine year license for a thirty-six rod polysilicon CVD reactor design from Poly Engineering, a small Italian design firm. Poly Engineering developed designs for the thirty-six rod version of a polysilicon CVD reactor and STC converter in conjunction with its basic engineering design of a TCS-based polysilicon deposition production facility. The license gives us the exclusive right to manufacture and commercialize polysilicon CVD reactors and STC converters based on Poly Engineering's design except with respect to four customers with which Poly Engineering had existing relationships. We expect that we will be the natural equipment provider to those new entrants that engage Poly Engineering in the design of their polysilicon production facility, as polysilicon CVD reactors built under license are complementary to the specifications of Poly Engineering's TCS based polysilicon deposition production facility. We also own patented crucible coating technology that helps further differentiate our DSS products from those of our competitors. We license this technology for a fee to certain third parties.

        Attractive Financial Profile.    We do not generally hold significant finished goods in inventory. Our customers are typically required to make a nonrefundable cash deposit of between 20% and 40% of the value of the equipment being purchased at the time the order is placed, as well as post a letter of credit prior to delivery for an additional amount such that the initial deposit together with the letter of credit equal at least 90% of the value of the equipment being purchased. Significant customer deposits reduce our working capital requirements, reduce the risk that the customer will cancel the order and provide us with greater visibility on our sales and earnings. In addition, we outsource the manufacture of most of the components used in our equipment and instead focus on process design and systems integration that improve the performance of our customers' businesses. As a result, we have a highly variable cost structure, modest working capital requirements and a relatively small number of manufacturing employees. Our customer payment policies enable us to generate a significant amount of cash and, as of December 31, 2006, we had cash and cash equivalents of approximately $63.1 million compared to approximately $6.0 million as of March 31, 2006.

        Experienced Management Team.    Many of our senior managers have experience at some of the world's major solar manufacturers and polysilicon producers, such as BP Solar, Renewable Energy Corporation, MEMC Electronic Materials, Inc. and Schott Solar AG. Our management team has a broad range of experience, including research and development, manufacturing, engineering, operations, finance and sales. The core team in our polysilicon business has extensive expertise in polysilicon production, with thirty eight years combined experience at some of the major polysilicon producers in the United States and the rest of the world. Our management team has led the development of our polysilicon reactors and converters from licensing the necessary technology through product sales and our sales growth from approximately $9.0 million in the fiscal year ended March 31, 2004 to approximately $61.5 million in the nine months ended December 31, 2006.

Our Growth Strategy

        To increase our market share and optimize our financial performance we have adopted the following strategies:

        Reinforce Our Market-Leading Position.    Our strategy is to be an enabler for the solar industry by providing high quality equipment as well as process design, installation, systems integration and training services that improve the performance of our customers' businesses. We believe that by delivering a technical capability that is highly valued by customers, we can maintain our market leading position and increase our profitability.

        Maintain Focus on Customer Satisfaction.    We believe we have cultivated an organizational focus on customer satisfaction. We believe this focus has resulted in strong customer relationships and a high level of customer retention. Our strategy is to maintain our focus on customer satisfaction by providing high quality products and services, delivering differentiated services and demonstrating strong sales and service capabilities.

        Continue to Introduce New Products.    We have a history of product innovation, including the development of our polysilicon reactor, DSS unit, tabber/stringer machine, cell tester and slurry recovery system. Our strategy is to improve existing products in order to drive accelerated replacement of existing products, introduce new products that exceed the performance of competitors' products and develop new products that address the PV industry's changing needs. We are currently focused on developing a next-generation DSS unit capable of producing larger ingots, a new system to enhance deposition in our polysilicon CVD reactor and an advanced forty-eight rod polysilicon CVD reactor.

        Continue Operational Improvement.    Our strategy is to continually improve the efficiency and profitability of our operations. For example, we are developing a plan to move final assembly and testing of certain of our products from our factory to the customer's site. We currently assemble and test most of our products at our factory, then disassemble the product for shipping to the customer and reassemble it at the customer's site. We believe that shipping major components and subassemblies directly to the customer and performing final assembly and testing at the customer's site will reduce our manufacturing costs and increase our manufacturing capacity. We are also seeking low cost suppliers in Asia for certain non-critical components to further reduce the manufacturing cost of our products.

        Expand Global Sales Presence and Corporate Infrastructure.    Our strategy is to expand our global sales presence by hiring additional sales personnel and by entering into additional agreements with sales representatives in key markets. We believe that increasing our global sales presence will allow us to develop new customer relationships and generate incremental revenue. For example, we recently added new customers in Taiwan, China, Korea, Russia, Greece, France and Spain, some of which we believe were a result of additional sales representatives appointed in those countries over the past twelve months. We are currently expanding our sales and service presence in China and are exploring ways to increase our sales and service presence in Europe. In addition, to effectively manage our growth in both size and geographic reach, we intend to hire additional managers to supervise our sales and marketing, research and development and human resources functions.

        Acquire Complementary Technologies or Businesses.    The PV manufacturing equipment industry is relatively fragmented and we believe there may be opportunities for consolidation. We will seek to make selective acquisitions where we believe there are technological, cost or customer synergies. We plan to focus on acquiring technologies that we believe present growth opportunities when deployed in our business.

Products and Services

        We offer solar and polysilicon products and services. We sell DSS units, polysilicon CVD reactors, STC converters as well as other PV manufacturing equipment, including wire saws, wafer cleaning and etch systems, slurry recovery systems, cell testing and sorting equipment and tabber/stringer machines. We began offering CVD polysilicon reactors and STC converters in April 2006. All of our revenue for the nine months ended December 31, 2006, as well as for each of our prior fiscal years were generated by sales of DSS units and other PV manufacturing equipment.

        In the fiscal years ended March 31, 2005 and March 31, 2006, we derived a significant percentage of our revenue from sales of "turnkey" manufacturing solutions, where we design the customer's PV product manufacturing process and provide, install and integrate some or all of the equipment necessary for production, and train the customer's employees. Turnkey solutions customers typically pay a premium over the aggregate cost of the equipment, were it sold separately, for access to our process design and integration expertise. For the fiscal years ended March 31, 2005 and March 31, 2006 (on a combined basis), 63% and 43%, respectively, of our revenue were derived from sales of turnkey solutions.

  Revenue and Backlog by Product Category

        Revenue.    The following table summarizes our revenue by principal products in the fiscal years ended March 31, 2004, 2005 and (on a combined basis) 2006.

	Fiscal Year Ended March 31,
	2004		2005		2006 (Combined)
Product Category	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(dollars in thousands)
Polysilicon products	—	—	—	—	—	—
DSS units	$1,699	19%	$10,044	48%	$43,171	72%
Other GT Solar equipment	4,561	51	3,974	19	3,522	6
Third party equipment	784	9	5,173	25	8,362	14
Services and other	1,926	21	1,587	8	4,537	8

Total	$8,970	100%	$20,778	100%	$59,592	100%

        Order Backlog.    The following table summarizes our backlog by principal products as of March 31, 2006 and December 31, 2006. Our backlog is comprised of signed purchase orders or other written contractual commitments. We generally would expect to deliver the solar products included in our backlog over a period ranging from six to twelve months and the polysilicon products included in our backlog over a period ranging from twelve to eighteen months, although portions of the related revenue are expected to be recognized over a longer period.

	As of March 31, 2006		As of December 31, 2006
Product Category	Amount	% of Backlog	Amount	% of Backlog
	(dollars in thousands)
Polysilicon products	$—	—%	$138,814	47%
DSS units	44,498	65	129,638	44
Other GT Solar equipment	2,110	3	7,169	2
Third party equipment	16,421	24	16,584	6
Services and other	5,223	8	2,343	1

Total	$68,252	100%	$294,548	100%

  Principal Product Categories

        We sell products both on a stand-alone basis and as part of turnkey manufacturing solutions. Our turnkey manufacturing solutions are discussed below immediately following our product and services descriptions.

  Polysilicon Products

        Polysilicon is a highly purified form of silicon that is used to make both semiconductors for microelectronics applications and solar wafers. The chemical vapor deposition process involved in the production of polysilicon takes place in a specialized CVD reactor using a variety of complex chemical processes, the most widely used being the Siemens process, which has been in existence for nearly fifty years.

        We began offering a polysilicon CVD reactor commercially in April 2006 and also offer an STC converter. STC converters recycle silicon tetrachloride gas to be reused in the CVD reactor process. Our polysilicon CVD reactors and STC converters allow us to capitalize on the growth in polysilicon production capacity, which is required to meet the current undersupply to the solar industry. Our polysilicon offerings include reliable, high performance equipment and process know-how that have historically not been available to parties seeking to enter the polysilicon market. Our polysilicon CVD reactors have a production capacity of approximately 150 MT of polysilicon annually. For polysilicon manufacturing processes, every two polysilicon CVD reactors require one STC converter.

        In July 2006, we received our first polysilicon CVD reactor order for $89.5 million secured by a $45.6 million cash deposit from DC Chemical Co., Ltd., a major South Korean chemical company. This order will provide polysilicon CVD reactors for a plant that DC Chemical is building to supply polysilicon to PV manufacturers, including Sunpower Corporation and Evergreen Solar, Inc., each a major U.S.-based solar cell manufacturer. In December 2006, another major international chemical company, Nitol Solar Silicon, placed a $49.4 million order secured by a $12.3 million cash deposit with us. Through March 31, 2007, we have signed an additional contract for polysilicon CVD reactors and continue to see strong interest in these products. We expect to deliver our first CVD reactors in August 2007.

        All of the components for our polysilicon CVD reactors and STC converters are manufactured by third parties. We focus on providing technical know-how and process development related to the efficient production of polysilicon. As of December 31, 2006, we had orders for approximately $139 million of polysilicon products in backlog.

  DSS Units

        Our DSS unit is a specialized furnace used to melt polysilicon and grow multicrystalline ingots and is the most widely used furnace for growing multicrystalline ingots in the solar industry. Multicrystalline ingots are used to produce solar wafers and, ultimately, solar cells. Multicrystalline solar cells represented approximately 49% of total crystalline silicon solar cell production in 2006 as reported by Solarbuzz. The ingot growth stage of the PV manufacturing process is critical as it determines how efficient solar cells produced from the ingot will be at converting sunlight into electricity. Our DSS units are capable of applying incremental temperature changes on a uniform basis, which is critical to forming the large, uniform crystals required for high efficiency solar cells. We have developed proprietary software to automate furnace controls during all stages of the crystal growth process. Our DSS units leverage a significant installed base, a proven design and process technology, and high quality and high efficiency yield.

        We estimate that we supplied over 80% of the multicrystalline solar cell production capacity installed worldwide during calendar year 2006. Our estimate is based on the sale of 110 DSS units in calendar year 2006 with an aggregate production capacity of 330 MW.

        We recently introduced a next generation DSS unit that is capable of producing larger ingots to generate more usable polysilicon for solar wafers and thereby reduce unit manufacturing costs. This next generation product is currently being tested and we have accepted orders for it.

        Revenue from DSS unit sales, including stand-alone sales and sales as part of turnkey solutions, accounted for 19% of our revenue for the fiscal year ended March 31, 2004, 48% of our revenue for the fiscal year ended March 31, 2005 and 72% of our revenue for the fiscal year ended March 31, 2006 (on a combined basis). As of December 31, 2006, we had a DSS order backlog of approximately $130 million.

  Other GT Solar equipment

        During the PV manufacturing value chain, solar cells are made from polysilicon wafers and multiple solar cells are strung together, laminated for weatherproofing, and framed between a glass front panel and a polymer back sheet to create a solar module. We provide a portfolio of products that are used throughout this manufacturing process. These products include:

        Tabber/stringer machines.    Tabber/stringer machines are used to inter-connect solar cells into strings that are used in solar modules. This process involves physical handling and we believe as much as 2% of the solar cells can be lost due to breakage. Losses due to breakage have become a bigger issue for solar module manufacturers as the industry has moved towards thinner wafers that are more fragile. Our proprietary tabber/stringer machine (patent pending) is capable of processing very thin wafers while achieving favorable yields.

        Slurry recovery systems.    Slurry recovery systems are used to recycle the abrasive solution used in the ingot sectioning and wafer sawing process. Slurry recovery systems reduce manufacturing costs by reducing the amount of abrasive solution that needs to be purchased.

        Diagnostic, cell testing and sorting equipment.    Diagnostic, cell testing and sorting equipment is used to classify solar cells by efficiency and power output. Packaging cells with similar efficiencies and power ratings together is important to achieve the best operating performance for the solar module.

        Other GT Solar equipment accounted for 51% of our revenue for the fiscal year ended March 31, 2004, 19% of our revenue for the fiscal year ended March 31, 2005 and 6% of our revenue for the fiscal year ended March 31, 2006 (on a combined basis).

  Third party equipment

        We offer certain types of equipment manufactured by third parties in connection with our sales of turnkey production lines. Third party equipment includes wafer saws, wafer cleaning and inspection systems, PECVD equipment, screen printing equipment and diffusion furnaces. Third party equipment accounted for 9% of our revenue for the fiscal year ended March 31, 2004, 25% of our revenue for the fiscal year ended March 31, 2005 and 14% of our revenue for the fiscal year ended March 31, 2006 (on a combined basis).

  Services and other

        We offer a range of consulting and installation services in connection with product sales. "Services and Other" accounted for 21% of our revenue for the fiscal year ended March 31, 2004, 8% of our revenue for the fiscal year ended March 31, 2005 and 8% of our revenue for the fiscal year ended March 31, 2006 (on a combined basis).

  Turnkey Manufacturing Solutions

        Turnkey manufacturing solutions are complete production lines designed to produce a specified level of output. Turnkey solutions include both our proprietary products and third party equipment. Turnkey solutions are typically sold to new market entrants in connection with the construction of new facilities. We currently offer three turnkey solutions: a wafer fabrication line, a cell fabrication line and a module fabrication line. Most of our turnkey solution sales have historically been wafer production lines, which include DSS units. However, we have recently received two orders for turnkey wafer and cell lines.

        When we sell a turnkey solution, we:

  •
  design the customer's manufacturing process, including facilities specifications, equipment layout, flow of materials and labor requirements;

  •
  provide some or all of the necessary equipment (proprietary products, as well as equipment sourced from third parties); and

  •
  train the customer's employees in how to operate the equipment.

        The following table describes our current turnkey solution offering and our proprietary products used in each:

Turnkey Solution	Function	Proprietary GT Solar Equipment Utilized
Turnkey wafer line	A multicrystalline silicon wafer production line designed	–	DSS units
	to produce high quality multicrystalline ingots and wafers	–	Feedstock etching equipment
		–	Slurry recovery systems
Turnkey cell line	A solar cell production line designed to produce high efficiency solar cells from multicrystalline silicon wafers	–	Cell tester/sorter
Turnkey module line	A module production line designed to produce solar modules in many size variations	–	Tabber/stringer

        We believe that our turnkey solution capability is a competitive advantage because these solutions are valued by customers, create an opportunity for incremental profits and create long-term customers. Customers value our turnkey solutions because of their proven process design, the convenience of dealing with one vendor who assumes all integration responsibility, together with the ability to leverage the experience we have gained from other projects. Turnkey solutions create an opportunity for increased profits because customers typically pay a premium over the aggregate cost of third party equipment for access to our process design and integration capabilities. Turnkey solutions also create long-term customer relationships for us because high switching costs favor the incumbent supplier for future capacity expansion. For example, one Chinese customer who ordered a 6 MW turnkey wafer line in 2005, subsequently placed follow-on orders for 175 stand-alone DSS units.

        Turnkey Revenue.    The following table summarizes the revenue generated by us from sales of turnkey solutions, stand-alone DSS units, and services and other in each of the fiscal years ended March 31, 2004 and 2005 and, on a combined basis, the fiscal year ended March 31, 2006.

	Fiscal Year Ended March 31,
	2004		2005		2006 (Combined)
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(dollars in thousands)
Turnkey solutions (including DSS units)	$—%		$13,121	63%	$25,593	43%
Stand-alone DSS units	1,699	19	4,694	23	27,172	46
Services and other(1)	7,271	81	2,963	14	6,827	11

Total	$8,970	100%	$20,778	100%	$59,592	100%

(1)
Services and other includes other GT Solar equipment, spares, services, consumables and consulting fees.

        Turnkey Manufacturing Solutions Order Backlog.    The following table summarizes our backlog from sales of turnkey solutions, stand-alone DSS sales and other sales as of March 31, 2006 and December 31, 2006. Our backlog is comprised of signed purchase orders or other written contractual commitments.

	As of March 31, 2006		As of December 31, 2006
	Amount	% of Backlog	Amount	% of Backlog
	(dollars in thousands)
Turnkey solutions (including DSS units)	$24,742	36%	$24,214	8%
Polysilicon products	—	—	138,814	47
Stand-alone DSS units	41,643	61	124,036	42
Services and other(1)	1,867	3	7,483	3

Total	$68,252	100%	$294,548	100%

(1)
Services and other includes other GT Solar equipment, spares, services, consumables and consulting fees.

        Sales of turnkey wafer lines generated revenue of $11 million for us in the fiscal year ended March 31, 2005 and accounted for 81% of our revenue from total turnkey sales in the fiscal year ended March 31, 2005. Turnkey module line sales of $2 million accounted for the other 19% of our revenue from turnkey sales. In the fiscal year ended March 31, 2006, on a combined basis, revenue generated by turnkey wafer line sales was $26 million, accounting for all of our revenue from total turnkey sales in that year.

        Stand-alone DSS units are generally sold to existing customers in connection with the expansion of existing manufacturing facilities. A number of our turnkey manufacturing solutions customers have later become stand-alone DSS customers.

Research and Development

        We conduct research and development on an ongoing basis. As of December 31, 2006, we employed twenty-seven engineering and research and development personnel at our facility in Merrimack, New Hampshire and four at our facility in Missoula, Montana. Our research and development efforts are funded internally, and are supplemented by grants from U.S. federal agencies and cooperative research and development agreements with certain universities, customers and suppliers. Our research and development expense, net of government grants, was $1.07 million in the fiscal year ended March 31, 2004, $1.02 million in the fiscal year ended March 31, 2005 and $1.68 million in the fiscal year ended March 31, 2006 (on a combined basis).

        We focus our research and development efforts in order to provide our customers with enabling know-how through acquisition, invention, innovation, development and engineering of new products and processes. Our research and development activities are focused on four principal areas:

        Acquisition of technologies:    We have a strong track record of acquiring, commercializing and improving upon existing technologies. For example, we acquired our HEM technology and subsequently improved upon it to create our DSS furnace product line, now a core technology. We employed the same strategy with our polysilicon reactor and PV Scan equipment. In each of these cases, we improved upon licensed and acquired technology to build significant product offerings.

        Internally develop new products:    We continue to build on our base of internally-developed products which include: (i) the slurry recovery system, which significantly reduces the cost of wafering by capturing and recycling expensive materials used in the wafering process; (ii) the cell tester/sorter, which uses an innovative design for testing and handling cells; (iii) the tabber/stringer, which uses a proprietary method for handling, tabbing and stringing cells; and (iv) the PV scan, which optimizes the characterization of base materials in cells.

        Advance, develop and continuously improve existing technologies:    Based upon feedback from our installed customer base, we are continuously improving on our existing technologies and products as exemplified by both our DSS units and polysilicon equipment lines. Recent examples of improvements to our existing technologies include:

  •
  Next generation DSS: We have recently introduced a next generation DSS unit that is capable of producing larger ingots to generate more useable polysilicon for solar wafers and thereby reduce unit manufacturing costs, with such next generation DSS furnaces currently being tested and we have accepted orders for it. We are also engaged in research focused on providing additional enhancements to our DSS technology.

  •
  Advanced forty-eight rod polysilicon CVD reactor: We have improved the original thirty-six rod reactor design licensed from Poly Engineering into a proprietary forty-eight rod reactor design. The forty-eight rod polysilicon CVD reactor offers significant efficiency and yield improvements over the original thirty-six rod reactor. We have accepted one order for this product.

  •
  Enhanced deposition for our polysilicon reactor product: We have a patent pending for a system to enhance deposition in a polysilicon reactor. This will have the advantage of producing faster cycle times than conventional solid seed rods, with opportunity for potential improvement to existing reactor technology.

        Research into disruptive, breakthrough technologies:    In this area, we focus on "higher risk" and "higher return" opportunities, seeking to develop and commercialize breakthrough advancements in crystal growth, silicon deposition, cycle time reductions, production cost reductions and other similar initiatives. Research in these areas includes both internal research and cooperative research with U.S. universities.

        We also work with our customers in order to improve the technology and productivity of their equipment. If new intellectual property is developed with a customer, the customer generally has the right to use that intellectual property in its own operations while we retain the rights elsewhere. We generally retain primary commercialization rights in our agreements with United States federal agencies and universities.

Customers

        We sell our products and services globally to polysilicon, solar wafer, cell and module manufacturers. Our customers include, or are suppliers to, some of the world's leading solar wafer and cell manufacturers. We have had more than thirty customers in over ten different countries since the beginning of the fiscal year ended March 31, 2004. We believe that we supplied over 80% of the equipment purchased from third parties for the production of multicrystalline wafers in 2006 (our estimate is based on the sale of 110 DSS units in calendar year 2006 with an aggregate production capacity of 330 MW).

        In any one year, we typically have a small number of customers, with any one customer representing a significant percentage of our total revenue. In the fiscal year ended March 31, 2005, three customers collectively represented 75% of our revenue, and in the fiscal year ended March 31, 2006 (on a combined basis), three customers represented 67% of our revenue. However, our customers and/or their contribution to our revenue typically change from year to year, as different customers replace equipment and undertake projects to add manufacturing capacity. For example, during the fiscal year ended March 31, 2006, two of our three largest customers were new to us. Our three largest customers by sales in the fiscal year ended March 31, 2006 were: (i) Jiangxi LDK Solar High-Tech Co., Ltd., a multicrystalline wafer manufacturer based in Jiangxi Province, China; (ii) Boading Tianwei Yingli New Energy Resources Co., Ltd., an integrated manufacturer of wafers, cells and modules based in China; and (iii) Solar Power Industries, Inc., a U.S.-based cell and module manufacturer. These three customers accounted for approximately 39%, 20% and 8% of our revenue in the fiscal year ended March 31, 2006.

        We believe that our sales to customers in Asia will continue to increase over the next several years as PV manufacturing continues to expand in that region. In addition, we expect that our customer mix will change as we continue to broaden our product offering and expand our sales organization. We expect that revenue generated from the sale of our polysilicon products, CVD reactors and STC converters will come from a new base of customers.

        Set forth below is a summary of our revenue and backlog by selected geographic regions for the periods and as of the dates indicated:

Percent of Revenue and Backlog by Geographic Region

	Revenues			Backlog
	Fiscal Year Ended March 31,
Geographic Region	2004	2005	Combined 2006	As of March 31, 2006	As of December 31, 2006
Asia:
China	—	—	71	75	39
Taiwan	—	51	—	2	3
Korea	—	—	1	—	31
Rest of Asia	—	—	2	—	—
Europe:
Germany	26	2	5	1	—
Russia	—	—	1	—	17
Spain	—	—	3	—	—
Rest of Europe	22	33	2	21	10
Americas	52	14	15	1	—

Total	100%	100%	100%	100%	100%

        We strive to achieve, and believe that we have been successful in achieving, a high level of customer satisfaction. Many customers, particularly turnkey customers, have placed follow-on orders (typically for stand-alone DSS units) with us after their initial purchases.

        We expect customers for our polysilicon reactors to include chemical companies that wish to enter the polysilicon market, solar wafer and cell manufacturers that wish to backward integrate into polysilicon production to ensure an adequate supply of polysilicon, and financial investors partnering with trichlorosilane gas producers to obtain long-term polysilicon supply contracts with wafer manufacturers at attractive prices. As of December 31, 2006, we had received a $89 million order from DC Chemical Co., Ltd., a major South Korean chemical company, and had received an initial $46 million cash deposit on such order and a $49.4 million order from Nitol Solar Silicon, another major international chemical company, and had received an initial $12.3 million cash deposit on such order. We are currently marketing our polysilicon reactors and converters to obtain additional orders, and we received one additional order for our polysilicon reactors through March 31, 2007.

Sales and Marketing and Customer Service

  Overview

        We market our products through a direct sales force, as well as sales representatives appointed to solicit orders and identify potential sales opportunities. All sales are made directly by us to the customer and our sales representatives are not authorized to enter into sales contracts on our behalf. As of December 31, 2006, we had six sales people and nine sales representatives covering many different countries in Eastern and Western Europe, the Middle East and Asia. We plan to further expand our sales and marketing organization as we continue to grow. China is a key market for us and we have expanded our local sales and service capabilities there, including the opening of two offices and the hiring of nine employees and four consultants.

  Sales terms

        Though we have established standard terms and conditions of sale for our products, sales contracts and prices are generally negotiated by us on a case-by-case basis. Customers are generally required to make a cash deposit of 20% to 40% of the purchase price at or about the time the order is placed. Most customers require us to provide a stand-by letter of credit to secure the cash deposit. Customers are also generally required to post a letter of credit for an additional amount such that the initial deposit together with the letter of credit equal at least 90% of the value of the equipment being purchased (subject to a final payment on customer acceptance) prior to shipment. We generally receive 90% of the purchase price prior to shipping. The balance, typically 10%, is paid upon customer acceptance of the products sold, which typically occurs within a two or three month period after shipping. Because of the longer production times associated with our polysilicon reactors, customers will also be required to make a series of installment payments as production milestones are achieved in addition to the initial cash deposit.

  Product warranty

        Our polysilicon products are generally sold with a warranty for a period equal to the shorter of: (i) twenty months from start up; or (ii) thirty months from delivery. Our solar products are generally sold with a warranty for technical defects for a period equal to the shorter of: (i) twelve months from the date of acceptance by the customer; or (ii) fifteen months from the date of shipment.

        The warranty is typically provided on a repair or replace basis, with no monetary limit and is not limited to products or parts manufactured by us. From time to time, we are required by a customer to provide a warranty performance guarantee equal to approximately 5% of the purchase price. Our warranty expenses were $163,000 in the fiscal year ended March 31, 2004, $130,000 in the fiscal year ended March 31, 2005 and $562,000 in the fiscal year ended March 31, 2006 (on a combined basis). As of December 31, 2006, our accrued warranty expense amounted to approximately $737,000.

  Customer service

        We have developed an organizational focus on customer satisfaction. We believe that this focus has resulted in strong customer relationships and a high level of customer retention. We have a team consisting of fifteen dedicated customer service personnel who, prior to an order being placed, advise the customer on the facilities requirements and undertakes modeling of expected operating costs. Post sale, experienced engineers assist with installation and integration of equipment at the customer's facility and we, directly and through certain of our sales representatives, provide continued after sales support.

Manufacturing and Suppliers

        We outsource the manufacture of most of the components used in our products to outside vendors to lower our fixed manufacturing costs, capital investment and working capital requirements. Our factory focuses on assembly operations and the production of proprietary components, including software controls and certain other components with high technical content. We manufacture DSS units, slurry recovery systems, tabber/stringer machines and certain testing and sorting equipment in our Merrimack facility and purchase for resale from third parties other equipment required for turnkey solutions. Our polysilicon reactors and converters are manufactured by third parties.

        We have modified our manufacturing strategy, migrating away from a "build to order" organizational structure and towards one that focuses on "forecast manufacturing." We project our raw material needs sufficiently in advance of manufacturing lead times, diminishing the threat of spot price volatility and generally avoiding supply shortages and disruptions. This has resulted in reduced product delivery times, increased scalability and increased utilization.

        We purchase a range of materials and components for use in our products from other manufacturers. We also purchase equipment from third party manufacturers for resale as part of our turnkey solutions. Many component parts purchased by us are made to our specifications. Most of our suppliers have entered into non-disclosure agreements with us. Purchased components represented approximately 73% of cost of goods sold in the fiscal year ended March 31, 2006 (on a combined basis). We attempt to secure multiple suppliers of our components to ensure adequate supply. In addition, we do not use any single supplier to produce all of the components for any single product in order to reduce the risk that a supplier could replicate our products. We believe that these materials and components are readily available from multiple sources and that we are not dependant on any single supplier or limited group of suppliers.

        We have three well-established relationships with supplies of the pressure vessels used in our DSS units, all of which are U.S.-based companies. We also have well-established relationships with two U.S.-based suppliers from which we source the power supplies used in our DSS units. In addition, we have established relationships with suppliers of third party products used in turnkey solutions.

        Because our polysilicon reactors and converters have only been offered since April 2006, our relationships with suppliers for those products are newly established. We are using two specialist manufacturers for our first polysilicon reactor order, each of which is supplying different component parts. Both of these manufacturers have previously manufactured similar parts for a leading polysilicon producer. We will be required to make a series of payments to these manufacturers, which we expect to fund from the deposit received on this order and subsequent payment installments from this customer.

        We have recently increased our capacity to produce polysilicon reactors and converters by qualifying two additional suppliers.

Intellectual Property

        The majority of our intellectual property relates to process design and proprietary know-how. Our intellectual property strategy is focused on developing and protecting proprietary know-how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. We have a formalized intellectual property process which requires a quarterly review of intellectual property management from technical, marketing and legal perspectives. Our personnel, including our research and development personnel, enter into confidentiality and non-disclosure agreements and non-competition agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of their employment with us. We also generally require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans. We rely on intellectual property developed in-house as well as acquired and licensed technology for our solar and polysilicon products. We also license some of our intellectual property to third parties.

        When we believe that the protection afforded justifies the required disclosure, we seek patent protection in various jurisdictions. In the United States, we owned ten issued patents in the photovoltaic and semiconductor fields and had three patent applications pending as of December 31, 2006. We also held four patents and had five patent applications pending in other jurisdictions as of that date. However, many of these patents and patent applications are not key to the technology currently used by us.

        Our key patents and key patent application are:

  •
  a United States patent due to expire in 2022 and a pending German patent application for a handling mechanism designed to reduce breakage and increase yields in the transportation of fragile and non-flat solar cells during the tabbing and stringing processes;

  •
  a United States patent and patents in France, Germany, Italy and Norway, and a pending application in Japan, acquired from Deutsche Solar AG in May 2005, for a melting pot with silicon protective layers used in multicrystalline and ingot production. These patents and patent applications are subject to non-exclusive licenses to SolarWorld AG and REC Scanwafer. The United States patent is due to expire in 2018; and

  •
  a United States patent application for increasing polysilicon deposition in a CVD reactor.

        We also have proprietary know-how and trade secrets in relation to DSS units and related products, including technology acquired from Crystal Systems, Inc. in February 2005 and used in our DSS unit. This technology comprises operating and design know-how used to monitor and adjust the production process.

        In March 2006, we entered into an agreement with Poly Engineering for the grant by Poly Engineering to us of a ninety-nine year license to manufacture and commercialize a thirty-six rod Siemens process reactor and STC converter. The license gives us the exclusive right to manufacture and commercialize polysilicon reactors and converters based on Poly Engineering's design except with respect to four customers with which Poly Engineering had existing relationships. As polysilicon reactors built under license are complementary to the specifications of Poly Engineering's trichlorosilane based polysilicon production facility, we expect to benefit as a natural provider to those new entrants that also engage Poly Engineering in the design of their polysilicon production facility. The agreement is subject to termination for a material breach that is not cured within thirty days or upon the other party's bankruptcy or insolvency.

        From time to time, we hire personnel who may have obligations to preserve the secrecy of confidential information and/or trade secrets of their former employers. Some former employers monitor compliance with these obligations. For example, a former employer of two of our current employees, one of whom is one of our executive officers, contacted us in June 2006 seeking assurance that their ex-employees were honoring their confidentiality obligations to their former employer. We have provided such former employer with such assurance in a meeting in January 2007. Since that meeting, the former employer has not taken any further action with respect to these ex-employees.

        Except as noted above, we have not been subject to any claims for infringement, misappropriation or other violation of third party intellectual property rights, for compensation by employee inventors or disputing ownership of our proprietary technologies.

Competition

        Overview.    We compete on the basis of reputation, technology, delivery, service (both installation and aftermarket) and price. We compete with PV equipment manufacturers across all stages of the PV manufacturing process. However, in the market for integrated systems, a significant amount of the available PV technology that competes with our products has been developed by end-users for their own use, and is not marketed to third parties. A number of companies compete directly with us in respect of one or more product lines, but we are not aware of any competitor which offers competing products to ours across all of our product lines.

        Polysilicon products.    Our polysilicon reactor product faces both direct and indirect competition. Polysilicon reactors have only recently become commercially available. As a result, there are limited new entrants to this market. The inclusion of technical know-how, training and support are also part of our product offering, therefore, coupled with our reputation in the solar market and experienced personnel, we believe that we have a number of advantages over our competitors that only offer polysilicon reactors. Our principal competitor with respect to our polysilicon products is MSA Apparatusconstruction for Chemical Equipment Ltd.

        Our polysilicon reactor product also faces indirect competition from established polysilicon producers who are increasing production capacity to meet the current supply shortage in the solar grade market. Traditional manufacturers such as Hemlock Semiconductor Corporation, Wacker Chemie AG, Tokuyama Corporation, MEMC Electronic Materials, Inc., Mitsubishi Electric Corporation and Sumitomo Electric Industries Ltd. produce polysilicon primarily for the semiconductor industry. Recent announcements indicate that these major industry participants may be planning capacity expansions. Once the current supply shortage has eased, we anticipate that production technology, energy costs and scale will determine the competitive positions of the participants in the polysilicon industry.

        DSS units.    We believe our DSS unit is a market leading product. Our principal competitor with respect to this product is ALD Vacuum Technologies AG as well as a number of other smaller furnace manufacturers.

        Turnkey sales.    Our strength in DSS positions us favorably for sales of our turnkey wafer line. However, a number of competitors offer turnkey solutions for cell lines (including Centrotherm Elektrische Anlagen GmbH & Co. KG) and module lines. New entrants, including semiconductor equipment manufacturers, represent potential new sources of competition as these equipment makers attempt to capitalize on the strong projected industry growth. For example, Applied Materials, Inc. recently entered the PV equipment industry.

Employees

        As of December 31, 2006, we employed 123 full-time employee equivalents and contract personnel, consisting of thirty-one engineering and research and development employees, fifteen customer service representatives, nine executives, six sales and marketing employees, nine finance, general and administrative employees, fifty-two manufacturing staff and one information technology employee. As of December 31, 2006, 118 employees were located at our headquarters in Merrimack, New Hampshire, and five employees were located at our Montana facility. None of our employees are currently represented by labor unions or covered by a collective bargaining agreement. As we expand our business in both the United States and internationally, however, we may encounter employees who desire union representation. We believe that relations with our employees are satisfactory.

Environmental Matters

        Our facility in Merrimack, New Hampshire, is subject to an industrial user discharge permit governing the discharge of wastewater to the Merrimack sewer system. There are no further environmental related permits required by us that are material to our business. We are not aware of any environmental issues that may affect our utilization of our material tangible fixed assets or our operations generally.

Properties

        Our headquarters and principal manufacturing facility are located in Merrimack, New Hampshire. We own the facility, which is approximately 56,000 square feet and was completed in October 2002. The facility includes an advanced manufacturing center, as well as administrative, product development, sales, marketing and customer service facilities. Our manufacturing facility is equipped with advanced CAD software, computers and plotters for mechanical and electrical designs. We also own 6.3 acres of undeveloped land connected to our Merrimack facility, which could be used to accommodate future growth. In addition to increasing the size of our principal manufacturing facility, we believe we can expand our production capacity by way of additional shifts, further outsourcing agreements and the transfer of DSS and other product assembly and testing to the customer site.

        In addition to our Merrimack, New Hampshire property, we conduct our operations through four leased facilities. Certain information regarding our leased facilities is set forth below:

Location	Approximate Size	Lease Expiration Date	Principal Function
Missouola, Montana	3,000 sq. ft.	December 2007	Polysilicon operations
Merrimack, New Hampshire	7,800 sq. ft.	November 2011	General storage and warehousing
Shanghai, China	3,215 sq. ft.	August 2008	Office facilities
Beijing, China	1,740 sq. ft.	August 2008	Office facilities

Legal Proceedings

        We are not subject to any pending legal proceedings. From time to time, we have been involved in various routine legal proceedings arising in the ordinary course of our business.

MANAGEMENT

Directors and Senior Management

        Set forth below are the name, age, position and a description of the business experience of each of our executive officers and directors as of the completion of this offering.

Name	Age	Position
Thomas M. Zarrella	50	President and Chief Executive Officer and Director
Howard T. Smith	50	Chief Financial Officer
Daniel F. Lyman	56	General Counsel and Secretary
David W. Keck	41	Vice President, Silicon Development
Jeffrey J. Ford	51	Vice President, Asia
J. Bradford Forth	42	Chairman of the Board
Ernest L. Godshalk	62	Director
Richard K. Landers	58	Director

        Thomas M. Zarrella—President and Chief Executive Officer and Director.    Mr. Zarrella was appointed our Chief Executive Officer and a director in April 2007. Mr. Zarrella joined us as President and Chief Operating Officer in August 2004. Mr. Zarrella has over twenty five years of international operations experience spanning many facets of technology manufacturing. Before joining us, Mr. Zarrella headed Schott Solar AG's manufacturing operations in Billerica, Massachusetts from September 1998 to August 2004, where he was instrumental in transforming the research and development oriented company into a leading full-scale manufacturer of photovoltaic products. Prior to his employment at Schott Solar AG, Mr. Zarrella directed North American manufacturing operations from February 1994 to September 1998 at Instron Corporation of Canton, Massachusetts, a manufacturer of material testing equipment. He has also served in corporate and operational positions at several Connecticut based companies, including Revere Corporation, Sprague Meter (a division of Textron, Inc.) and Sikorsky Aircraft (a division of United Technologies, Inc.). Mr. Zarrella holds a B.S. in Mechanical Engineering from the University of Connecticut and an MBA from the University of Bridgeport.

        Howard T. Smith—Chief Financial Officer.    Mr. Smith joined us as Chief Financial Officer in December 2005. He has over twenty years of corporate finance, investment banking and CFO operating experience. From November 2002 to December 2005, Mr. Smith was a founder and managing partner at Chartworth Capital, a boutique investment bank based in New Hampshire. From September 2001 until November 2002, Mr. Smith was Chief Financial Officer of Aprisma Management Technologies. At Aprisma, he was responsible for the management of the company's spin-off from its publicly traded parent company, Enterasys Networks, and was involved in the sale of the company to a private equity firm. From July 2000 until August 2001, Mr. Smith was Chief Financial Officer of Houston Street Exchange, Inc., an energy related trading exchange, where he was instrumental in stabilizing the company financially and implementing a successful restructuring of its operations that led to profitability. Mr. Smith's background includes fifteen years of prior investment banking experience at Dean Witter Reynolds, Fleet Corporate Finance, and Baldwin and Clarke Corporate Finance, an investment banking firm that he co-founded in 1985. Mr. Smith has also served as a director in the financial advisory services practice at Coopers & Lybrand. He is a graduate of the College of William and Mary and the George Washington University Graduate School of Business and Public Management and a Certified Public Accountant. Mr. Smith is also accredited in business valuation and a member of the American Institute of Certified Public Accountants.

        Daniel F. Lyman—General Counsel and Secretary.    Mr. Lyman joined us in December 2005 as General Counsel and Secretary, in which capacity he is responsible for legal and regulatory matters, and served as a consultant to us prior to that time since October 2004. He has twenty five years of diverse business and legal experience as in-house counsel to both public and private companies, including an extensive background in contract, intellectual property, real estate, employment law, mergers and acquisitions and litigation. Mr. Lyman served as Assistant Attorney General of Missouri from 1977 to 1979, was in private practice with McLane, Graf, Raulerson & Middleton from 1979 to 1984, served as Associate General Counsel of Nashua Corporation, a diversified, Nasdaq-listed manufacturing company, from 1984 to 1998 and, from 1998 to December 2005, was a principal of House Counsel, PLLC. He is a graduate of Harvard University and Saint Louis University Law School.

        David W. Keck—Vice President, Silicon Development.    Mr. Keck joined us in April 2006 as Vice President, Silicon Development. Prior to this, he operated his own consulting business relating to the silicon industry. Additionally, from 1991 to 2006, Mr. Keck was Vice President of Business Development, Plant Manager and Operations Manager at Advanced Silicon Materials (ASIMI) of Moses Lake, Washington and Butte, Montana, one of the leading manufacturers of ultra-pure silicon in the world. He focused on the manufacture of silicon for wafer fabrication companies and semiconductor companies. Early in his tenure at ASIMI, he was responsible for the design and operation of equipment that produced silicon. Prior to joining ASIMI, from 1987 to 1989, he served as a thermodynamics engineer with Lockheed Missiles & Space Corporation, where he was responsible for the design and testing for heat transfer systems in spacecraft. He has degrees in chemical engineering from Montana State University and in business administration from the University of Washington.

        Jeffrey J. Ford—Vice President, Asia.    Mr. Ford joined us in June 2006 as Vice President, Asia. Mr. Ford has a strong international business background doing business in China over the past nine years with the Kayex division of SPX Corporation in Rochester, New York, where he was its General Manager prior to joining us. He led a Sino-American joint venture in Hangzhou, China, where he established equipment production lines serving worldwide customers. Mr. Ford is a graduate of St. Bonaventure University and his professional background is in finance.

        J. Bradford Forth—Chairman of the Board.    Mr. Forth has served as a director since March 2006 and as Chairman of the Board since January 2007. Mr. Forth has been a partner at GFI, a Los Angeles-based private equity firm, since he joined them in March 2006. From 1999 to 2005, Mr. Forth was Chief Executive Officer of Power Measurement, Inc., a global provider of enterprise energy management systems. Before becoming CEO, Mr. Forth was president of Power Measurement, Inc. from 1998 to 1999 and served in various other roles at the company, from 1988 to 1998, in research and development and as Vice President, Sales and Marketing. Mr. Forth served as Chairman of the Board of Directors of Cannon Technologies, Inc., a power industry provider, from March 2006 to August 2006, and as a director of Xantrex Technology, Inc., a power electronics supplier, from 2003 to 2006. He was Ernst & Young's "2002 Pacific Entrepreneur of the Year—Technology and Communications." Mr. Forth holds an Electrical Engineering degree from the University of Victoria, in Victoria, British Columbia.

        Ernest L. Godshalk—Director.    Mr. Godshalk has served as a director since July 2006. Mr. Godshalk is Managing Director of Elgin Management Group, a private investment company. He is also a director of Verigy Ltd., which provides test systems and solutions to the semiconductor industry. From February 2001 until he retired in December 2004, Mr. Godshalk served as President, Chief Operating Officer and a director of Varian Semiconductor Equipment Associates, Inc., a supplier of semiconductor manufacturing equipment. From April 1999 until February 2001, Mr. Godshalk served as Varian Semiconductor's Vice President and Chief Financial Officer. From November 1998 until April 1999, Mr. Godshalk was Vice President, Finance of the semiconductor equipment business of Varian Associates, Inc. Mr. Godshalk is a graduate of Yale University and Harvard Business School.

        Richard K. Landers—Director.    Mr. Landers has served as a director since March 2006. Mr. Landers is a founding partner of GFI, a Los Angeles-based private equity firm. Prior to founding GFI, and from 1992 to 1995, Mr. Landers was a partner at Arthur Andersen. Prior to that,

Mr. Landers was partner of Venture Associates LLC from 1986 to 1992. Mr. Landers also held senior planning and strategy positions in Los Angeles and Washington, D.C. with Southern California Gas Company and its holding company, Pacific Enterprises, from 1979 to 1986. Mr. Landers also served as a foreign service officer in the United States Department of State from 1972 to 1979 with special responsibilities for international energy matters. Mr. Landers holds an AB from Claremont McKenna College and an MBA from Duke University.

Family Relationships

        There are no family relationships between any of our executive officers or directors.

Board Composition

        Our certificate of incorporation will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Currently our board of directors consists of four members. Upon completion of this offering, our board of directors will consist of four members, three of whom will qualify as "independent" according to the rules and regulations of the Nasdaq and one of whom will qualify as "independent" according to the rules and regulations of the SEC with respect to audit committee membership. We expect to add another independent director within 90 days after the effectiveness of the registration statement of which this prospectus is a part and a third independent director within one year after the effective date of the registration statement. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. The term of office for each director will be until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Stockholders will elect directors each year at our annual meeting.

Committees of the Board of Directors

        We have established an audit committee, a compensation committee and a governance and nominating committee and will adopt written charters for each of these committees prior to the completion of this offering, which, following this offering, will be available on our website. The composition, duties and responsibilities of these committees are set forth below. Committee members hold office for a term of one year. In the future, our board may establish other committees, as it deems appropriate, to assist with its responsibilities. Presently, Messrs. Forth, Godshalk and Landers are the members of each of our committees.

  Audit Committee

        The audit committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent auditors' qualifications and independence, the performance of the independent auditors and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing the independent auditors' report describing the auditing firms' internal quality-control procedures and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies from time to time, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

        Our board of directors has determined that Mr. Godshalk is an independent director according to the rules and regulations of the SEC with respect to audit committee membership and Nasdaq, and has been determined to qualify as an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K. We expect to add another independent director to our audit committee within 90 days of the effectiveness of the registration statement of which this prospectus is a part and a third independent director to our audit committee within one year after the effective date of the registration statement.

  Compensation Committee

        The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

  Governance and Nominating Committee

        Our governance and nominating committee's purpose is to assist our board by identifying individuals qualified to become members of our board of directors consistent with criteria set by our board and to develop our corporate governance principles. This committee's responsibilities include: (1) evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees, (2) establishing a policy for considering stockholder nominees for election to our board of directors, (3) evaluating and recommending candidates for election to our board of directors, (4) overseeing the performance and self-evaluation process of our board of directors and developing continuing education programs for our directors, (5) reviewing our corporate governance principles and providing recommendations to the board regarding possible changes and (6) reviewing and monitoring compliance with our code of ethics and our insider trading policy.

Code of Ethics

        We plan to adopt a code of ethics that will apply to our principal executive, financial and accounting officers and all persons performing similar functions. We intend to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of our code of ethics that apply to our principal executive, financial and accounting officers by posting such information on our web site.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee is an officer or employee, nor has any member been an officer or employee at any prior time. There are no interlocking relationship between any of our executive officers and our compensation committee, on the one hand, and the executive officers and compensation committee of any other companies, on the other hand.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

  Overview

        Effective January 1, 2006, we were acquired by GT Solar Holdings, LLC. GT Solar Holdings, LLC is a holding company that is beneficially owned by investment funds managed by GFI, certain other investors and members of our management team. Our current executive officers, Messrs. Zarrella, Smith, Lyman, Keck and Ford, are responsible for matters of company policy and are our current "named executive officers." Our former chief executive officer, Dr. Gupta, retired from all positions with us effective December 31, 2006. In accordance with the SEC's executive compensation disclosure rules, Dr. Gupta is also considered one of our named executive officers.

        GFI acquired a controlling interest in GT Solar Holdings, LLC in the Acquisition. In connection with the Acquisition, affiliates of GFI negotiated compensation arrangements with our former chief executive officer, current chief executive officer, chief financial officer and general counsel, and the compensation paid to these executive officers reflects the negotiations between these executive officers and affiliates of GFI. After the Acquisition, we have recruited additional executive officers to GT Solar. The overall amounts and mix of compensation paid to these officers primarily reflect negotiations with them in connection with their recruitment.

        Our board of directors consists of two non-employee directors who are employed by affiliates of GFI, Messrs. Forth and Landers, and an additional non-employee director, Mr. Godshalk. The compensation committee of our board of directors currently consists of Messrs. Forth, Godshalk and Landers. Mr. Forth, one of our directors who is employed by affiliates of GFI, is the Chairman of the compensation committee. The compensation committee is responsible for the oversight, implementation and administration of all of our executive compensation plans and programs. The compensation committee determines all of the components of compensation of our chief executive officer, and, in consultation with our chief executive officer, the compensation of the remaining executive officers. Historically, we have not engaged in the benchmarking of executive compensation but did so in connection with establishing compensation for our named executive officers solely for our current fiscal year. In April 2007, the compensation committee retained a compensation consulting firm to assist with its review of compensation for executive officers for the fiscal year ending March 31, 2008 ("fiscal 2008").

  Compensation Policies and Practices

        The primary objectives of our executive compensation program are to:

  •
  Attract and retain the best possible executive talent,

  •
  Achieve accountability for performance by linking annual cash and long-term incentive awards to achievement of measurable performance objectives, and

  •
  Align executives' incentives with creation of stockholder value.

        Our executive compensation programs are designed to encourage our executive officers to operate the business in a manner that enhances stockholder value. An objective of our compensation program is to align interests of our executive officers with our stockholders' short and long-term interests by providing a significant portion of our executive officers' compensation through equity-based awards. In addition, a substantial portion of our executive's overall compensation is tied to our financial performance, specifically EBITDA in fiscal 2007. Our compensation philosophy provides for a direct relationship between compensation and the achievement of our goals and seeks to include management in upside rewards. Prior to approving any compensation package or award, the compensation committee takes into account the impact of accounting and tax treatments of each particular compensation package or award, including the accounting and tax treatment of stock options.

  Compensation Components

        We have sought to achieve an overall compensation program that provides foundational elements such as base salary and benefits that are competitive, as well as an opportunity for variable incentive compensation that is significantly above market when short and long-term performance goals are met. Our executive compensation consists of the following components:

  •
  Base salary

  •
  Annual cash bonus incentive(s)

  •
  Long-term incentive award(s)—stock option grant(s)

  •
  Equity ownership

        We also provide certain retirement benefits and perquisites.

        For our fiscal year ended March 31, 2007 ("fiscal 2007"), the target compensation mix for each named executive officer was as follows:

Executive	Title	Salary as % of Total Compensation	Target Annual Incentive as % of Total Compensation	Equity-Based Awards as % of Total Compensation(1)
Thomas M. Zarrella	President and Chief Executive Officer	76.9%	23.1%	0.0%
Howard T. Smith	Chief Financial Officer	80.0%	20.0%	0.0%
Daniel F. Lyman	General Counsel and Secretary	67.7%	11.7%	20.6%
David W. Keck	Vice President, Silicon Development	33.5%	54.8%	11.7%
Jeffrey J. Ford	Vice President, Asia	64.9%	20.9%	14.2%
Kedar P. Gupta	Former Chief Executive Officer	63.1%	36.9%	0.0%

(1)
Reflects the compensation expense recognized by us during our 2007 fiscal year for option awards under SFAS No. 123(R) for each named executive officer.

        Note: The above table takes into account target bonuses payable under our annual cash incentive program and not actual payments made under that program.

        The relationship of base salary to annual incentive compensation to long-term incentive compensation to the overall compensation program can vary depending upon each executive officer's prior experience and time in the industry.

        Base Salary.    We provide a base salary to our executive officers to compensate them for their services during the year. Base salary is established based on the experience, skills, knowledge and responsibilities required of the executive officers in their roles. When establishing the base salaries of the executive officers for fiscal 2007, a number of factors were considered, including the years of service of the individual, individual's duties and responsibilities, the ability to replace the individual, the base salary at the individual's prior employment, market data on similar positions with competitive companies as information becomes available to us informally through recruitment/search consultants in connection with our recent hiring efforts, and through our directors' experience with GFI's affiliated portfolio companies. We seek to maintain base salaries that are competitive with the marketplace, to allow us to attract and retain executive talent.

        Salaries for executive officers are reviewed on an annual basis, at the time of a promotion or other change in level of responsibilities, as well as when competitive circumstances may require review. Increases in salary are based on evaluation of factors such as the individual's level of responsibility, performance and level of compensation compared to comparable companies. On April 4, 2007, the compensation committee reviewed and established the annual base salaries for our executive officers for the fiscal 2008. When establishing the base salaries for fiscal 2008, the compensation committee considered the same factors as they did in fiscal 2007, as well as input from the compensation consultant. The annual salaries in effect for each of our current named executive officers for fiscal 2007 and 2008 are as follows:

	Annual Base Salary
Name
	Fiscal 2007	Fiscal 2008
Thomas M. Zarrella	$200,500	$275,000
Howard T. Smith	190,500	205,000
Daniel F. Lyman	150,000	150,000
David W. Keck	190,000	190,000
Jeffrey J. Ford	175,000	175,000

        Mr. Zarrella's base salary was increased due to his appointment as our Chief Executive Officer. Mr. Smith's base salary was increased to reflect current market compensation for similar situated executives.

        Annual Cash Bonus Incentive.    The annual cash bonus awards for fiscal 2007 under the 2007 Incentive Compensation Plan have not yet been finalized. The cash bonus amounts, if any, to be paid to the executive officers are expected to be finalized in May 2007 in connection with the completion of our fiscal year end audit. The objective of the annual cash bonus incentive is to reward executive officers for our performance, as measured by EBITDA as defined in the 2007 plan, with respect to Messrs. Zarrella, Smith, Lyman and Ford, and by commissions on sales with respect to Mr. Keck. The targets under the bonus plans were established based on our budgeted EBITDA or sales for fiscal 2007.

        For Messrs. Zarrella, Smith, Lyman and Ford, annual target cash bonuses for fiscal 2007 were determined initially as a percentage of each executive officer's base salary for the fiscal year, and the payment of target cash bonuses depends upon the achievement of the pre-determined EBITDA target. The target cash bonus is established based on an individual's level of responsibility. Depending on our performance relative to the predetermined EBITDA target, the actual cash bonus for these executive officers may be less than or greater than their target cash bonuses. If our EBITDA for the year is between 75% and 100% of the EBITDA target, the actual cash bonus will be based on a straight-line interpolation between $0 and the target cash bonus. If our EBITDA for the year is between 100% and 125% of the EBITDA target, the actual cash bonus will be equal to that percentage of the target cash bonus. If our EBITDA for the year is less than 75% of the EBITDA target, no cash bonus will be earned. All cash bonuses will be limited to a maximum of 125% of the target cash bonus. The actual cash bonus for Mr. Ford for fiscal 2007 will be prorated based on the portion of the year during which he was employed by us.

        The target cash bonus and maximum cash bonus, as a percentage of base salary, in effect for each of these named executive officers in fiscal 2007, was as follows:

Name	Target Cash Bonus as a Percent of Base Salary	Maximum Cash Bonus as a Percent of Base Salary
Thomas M. Zarrella	30.0%	37.5%
Howard T. Smith	25.0%	31.3%
Daniel F. Lyman	15.0%	18.8%
Jeffrey J. Ford	25.0%	31.3%

        The annual cash bonus for Mr. Keck is based on a commission that is earned for orders we receive for polysilicon products and services. With respect to each order for which a commission is earned, a commission is paid as follows: 15% of Mr. Keck's commission is paid when a deposit is received, 45% is paid when a shipment payment is received and 40% is paid when a final payment is received. Mr. Keck's total compensation of his base salary and cash bonus is limited to a maximum of $1.5 million for fiscal 2007.

        On April 4, 2007, our compensation committee reviewed and established the target cash bonus percentages for the 2008 Incentive Compensation Plan. Mr. Zarrella's target cash bonus for fiscal 2008 will be 50% of his base salary and Mr. Smith's target cash bonus for fiscal 2008 will be 40% of his base salary. The compensation committee increased the target cash bonus for Mr. Zarrella due to his appointment as our Chief Executive Officer and for Mr. Smith to reflect current market compensation for similar situated executives. These adjustments were supported by the consulting firm. The specific metrics that will be used under the 2008 plan to measure our performance have not been finalized. In addition, our compensation committee awarded Mr. Zarrella a discretionary $50,000 cash bonus for fiscal 2007 in light of our recent operating performance.

        Long-Term Incentive Awards.    Messrs. Lyman, Keck and Ford have each received equity compensation awards in the form of incentive stock options. We grant long-term incentive awards in the form of stock options because it is a common method for privately-held companies to provide equity incentives to executive officers. The options are designed to align the interests of our executive officers with our stockholders' long-term interests by providing them with equity-based awards that vest over a period of time and become exercisable upon the occurrence of certain events, as well as to reward executive officers for performance. In connection with the Acquisition, the board adopted a stock option plan on January 1, 2006. Stock options granted by us have an exercise price equal to the fair market value of our common stock on the date of grant. We granted options to Messrs. Lyman, Keck and Ford on July 7, 2006, and to Mr. Ford on July 27, 2006, to provide them with meaningful equity-based incentives. None of these executive officers participated in the Acquisition or otherwise had any equity-based incentives. These stock options have an exercise price equal to the fair market value of our common stock on the date of grant as determined by a third party valuation prepared at the time of grant. We have not granted any options to Messrs. Zarrella and Smith in light of their equity ownership interests in GT Solar Holdings, LLC. Future grants of stock options will be at the discretion of our board of directors. All of the options granted to our named executive officers are intended to qualify as incentive stock options for purposes of U.S. federal income tax purposes. As a result, subject to the satisfaction of certain conditions, on the date of exercise our named executive officers will not be subject to federal income tax with respect to the exercise of the option. See "—2006 Stock Option Plan" below.

        Equity Ownership.    Each of Messrs. Zarrella and Smith participated in the Acquisition and, as a result, has an equity ownership interest in GT Solar Holdings, LLC. As a result of these interests, Messrs. Zarrella and Smith will receive            and            shares of our common stock, respectively, upon the distribution by GT Solar Holdings all of its shares of common stock prior to completion of this offering (assuming an initial public offering price of $    per share, which is the midpoint of the range set forth on the cover page of this prospectus). This equity ownership directly aligns the interests of Messrs. Zarrella and Smith with the interests of our stockholders.

        Retirement Benefits.    We sponsor a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers most employees who satisfy certain eligibility requirements relating to minimum age and length of service. Under the 401(k) plan, eligible employees may elect to contribute a minimum of 1% of their annual compensation, up to a maximum amount equal to the statutorily prescribed annual limit. We may also elect to make a matching contribution to the 401(k) plan in an amount equal to a discretionary percentage of the employee contributions, subject to certain statutory limitations. We announce annually the amount of funds which we will match. For fiscal 2007, we made a discretionary matching contribution of approximately $100,560. Of this amount, $19,987 was paid to our named executive officers.

        Perquisites.    We also provide our named executive officers with payments of a portion of life, medical and dental insurance premiums and for legal advice relating to their investment in GT Solar Holdings, LLC.

  Conclusion

        The compensation committee believes that the compensation for our named executive officers for fiscal 2007 was appropriate in light of our financial performance. The compensation committee retained the compensation consulting firm to review executive compensation in greater detail.

  2006 Stock Option Plan

        The 2006 Stock Option Plan, which we refer to in this prospectus as the "2006 Plan," is administered by our compensation committee. Discretion to grant options under the 2006 Plan rests with the compensation committee and options may be granted to our employees, officers, directors, consultants and advisors. Under the 2006 Plan, we may grant either non-qualified stock options (as defined in the Internal Revenue Code) or incentive stock options (as defined in the Internal Revenue Code) to purchase shares as defined under the Internal Revenue Code. In addition, the compensation committee may add specific terms and conditions to each option agreement, subject to the general terms and conditions of the 2006 Plan. The compensation committee, in its sole discretion, may determine the conditions upon which the options will vest and all other terms and conditions relating to the exercisability of the options, including any terms and conditions which may apply following termination of the optionholder's services to us or one of our subsidiaries. Subject to the provisions of the relevant option agreement and as otherwise determined by the compensation committee, any unexercised option shall immediately expire upon the first to occur of: (i) the tenth (or, in the case of a holder of 10% or more of the total combined voting power of all classes of our stock or any of our subsidiaries or affiliates, the fifth) anniversary of the grant date; or (ii) termination of the optionholder's service to us or one of our subsidiaries. The aggregate number of shares subject to options granted under the 2006 Plan may not exceed 630,000.

        The aggregate fair market value of shares of our common stock for which an incentive stock option is exercisable for the first time during any calendar year under all our equity incentive plans and our subsidiaries may not exceed $100,000. The price payable on the exercise of an option granted may not be less than: (i) the fair market value per share on the date the option is granted; or (ii) the nominal value per share, whichever is the higher.

        Optionholders do not have any voting or other rights as a stockholder of ours with respect to any shares issuable upon exercise of an option until exercise of the option and issuance of a certificate or certificates representing such shares. All options are only exercisable by the optionholder during their lifetime, following which, the options are transferable by will or by the laws of descent or distribution.

        In the event of a merger, consolidation or other form of reorganization involving GT Solar Incorporated, a sale or transfer of all or substantially all of its assets, or a tender or exchange offer made by any corporation, person or entity, the compensation committee may accelerate the exercisability of the options, cancel the portion of any option that has not become exercisable or permit or require optionholders to surrender their options for cash payments. In the event of a stock dividend, stock split or recapitalization or corporate reorganization in which we are a surviving corporation, the number or kinds of shares subject to the 2006 Plan or to any option previously granted, and the option price, shall be adjusted by the compensation committee.

        The compensation committee may amend, suspend or terminate the 2006 Plan in any manner, provided that no such action may be taken that would impair the rights of any existing optionholder with respect to any previously granted option without the optionholder's consent.

        The 2006 Plan terminates on July 7, 2016. Options granted prior to such date shall remain in effect until the exercise, surrender, cancellation or expiration in accordance with the 2006 Plan.

        In July 2006, we made option grants to executives, employees, directors and consultants. Following the reorganization of our holding structure on September 28, 2006, these options were exercisable for an aggregate of 195,840 shares of our common stock. Of these option grants, options with respect to 171,360 shares vest as follows: 1/4 of the shares of our common stock issuable upon exercise of such options vest on the first anniversary of the grant date, and 1/48 of such shares of our common stock vest at the end of each month during the subsequent three years; and options with respect to 24,480 shares vest as follows: 1/3 of the shares of our common stock issuable upon exercise of options vest on the first anniversary of the grant date, and 1/36 of such shares of our common stock vest at the end of each month during the subsequent two years. Of these option grants, options to purchase 38,160 shares of our common stock were granted to three of our named executive officers. For more information on stock options granted to our named executive officers, please see "—Grants of Plan-Based Awards" below.

        Upon completion of this offering, all of the July 2006 option grants will be exercisable to the extent that such options are vested as set forth above.

        As of March 31, 2007, the number of shares of our common stock issuable upon currently outstanding options was 182,592 at a weighted average exercise price of $28.14 per share.

Compensation Tables

        We are generally required to provide information regarding the compensation earned during our most recently completed fiscal year by our principal executive officer, principal financial officer and our three other most highly compensated executives. In addition, we are required to provide information regarding the compensation earned during the most recently completed fiscal year for any persons who served us in the capacity of principal executive officer or principal financial officer at any point during the fiscal year. As a result, the following tables include our current chief executive officer and chief financial officer, as well as our three other most highly compensated executive officers for the last fiscal year. The tables also include information regarding our former Chief Executive Officer, who served in that capacity during part of our last fiscal year. As discussed above in the "Compensation Discussion and Analysis" section, we refer to these individuals as our named executive officers.

  Summary Compensation Table

        The following table shows the compensation earned by our named executive officers during the fiscal year ended March 31, 2007. The compensation consists of salary, cash bonus and, in some cases, option awards.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards(1)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(2)	Total
Thomas M. Zarrella President and Chief Executive Officer	2007	$200,502	$50,000	—	—	(3)	—	$20,518	$271,020
Howard T. Smith Chief Financial Officer	2007	$190,505	—	—	—	(3)	—	$14,417	$204,922
Daniel F. Lyman General Counsel and Secretary	2007	$130,375	—	—	$39,766	(3)	—	$1,904	$172,045
David W. Keck Vice President, Silicon Development(4)	2007	$178,123	$110,000	—	$62,134	(3)	—	$4,012	$354,269
Jeffrey J. Ford Vice President, Asia(5)	2007	$135,962	$50,000	—	$29,824	(3)	—	$37,595	$253,381
Kedar P. Gupta Former Chief Executive Officer(6)	2007	$230,776	—	—	—	—	—	$671,536	$902,312

(1)
Represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year ended March 31, 2007, under SFAS 123(R).

(2)
Represents the amounts set forth in the table below. We maintain medical, dental, life and disability insurance plans for our employees, including our named executive officers. Amounts paid by us for the benefit of our named executive officers have not be included in the table because these plans do not discriminate in scope, terms or operation in favor of executive officers and are generally available to all salaried employees.

Name	401(k) Plan Match	Legal Services(a)	Housing Allowance(b)	Severance Payments(c)
Thomas M. Zarrella	$6,101	$14,417	—	—
Howard T. Smith	—	$14,417	—	—
Daniel F. Lyman	$1,904	—	—	—
David W. Keck	$4,012	—	—	—
Jeffrey J. Ford	$3,245	—	$34,350	—
Kedar P. Gupta	$4,724	$28,117	—	$638,695

  (a)
  Represents legal fees paid by us on behalf of such named executive officers in connection with their investment in Solar Holdings, LLC.

  (b)
  Represents amount paid by us for an apartment maintained by Mr. Ford in China.

  (c)
  Represents amounts payable by us to Dr. Gupta pursuant to his retirement agreement. Pursuant to his retirement agreement, we agreed to provide Dr. Gupta with twenty-four (24) months of continued compensation.

(3)
We have not yet determined the amount of the bonuses payable to our named executive officers under our annual cash bonus plan for our fiscal year ended March 31, 2007. We expect to finalize these determinations in May 2007 in connection with the completion of our fiscal year end audit. We set our bonus targets at challenging, but realistic levels, which drive performance and results. Based on preliminary information, we believe that our operating results will exceed our target bonus levels. The table below shows the cash bonus compensation received by our named executive officers, along with the percentage of target that the bonus represents, for the quarterly period ended March 31, 2006, which was the first quarterly period following the Acquisition. Our Predecessor did not pay a cash bonus to our executive officers for the period from April 1, 2005 to December 31, 2005.

Name	Bonus Compensation For Fourth Quarter Ended March 31, 2006	Percentage of Target Achieved
Thomas M. Zarrella	$18,300	122%
Howard T. Smith	14,526	122%
Daniel F. Lyman	4,000	122%
David W. Keck	—	—
Jeffrey J. Ford	—	—
Kedar P. Gupta	41,175	122%
(4)
Mr. Keck joined us in April 2006. Amounts included for Mr. Keck under the "Bonus" column reflect a relocation payment of $110,000 paid to him during our last fiscal year. Mr. Keck is required to reimburse us for such payment on a pro rata basis in the event he terminates his employment with us prior to the third anniversary of his hire date.

(5)
Mr. Ford joined us in June 2006. Amounts included for Mr. Ford under the "Bonus" column reflect a signing bonus of $50,000 paid to him during our last fiscal year.

(6)
Dr. Gupta retired effective as of December 31, 2006.

  Grants of Plan-Based Awards

        During the fiscal year ended March 31, 2007, we granted plan-based awards to our named executive officers under the 2006 Stock Option Plan and in accordance with our bonus plan. The following table provides information on each of these awards on a grant-by-grant basis. The ultimate value of these awards will depend on the price of our common stock on the applicable vesting dates. In each case, the grant date of the award is the same as the approval date.

						All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Future Payouts Under Non-Equity Incentive Plan						Grant Date Fair Value of Stock and Option Awards ($)(1)
							Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Thomas M. Zarrella	8/14/06	—	$60,151	$75,188		—	—	—
Howard T. Smith	8/14/06	—	$47,627	$59,534		—	—	—
Daniel F. Lyman	7/7/06	—	—	—		11,520	$28.14	$212,083
	8/14/06	—	$22,500	$28,125		—	—	—
David W. Keck	7/7/06	—	—	—		18,000	$28.14	$331,380
	8/14/06	—	$291,800	$1,310,000	(2)	—	—	—
Jeffrey J. Ford	7/7/06	—	—	—		7,200	$28.14	$132,552
	7/27/06	—	—	—		1,440	$28.14	$26,510
	8/14/06	—	$43,750	$54,688		—	—	—
Kedar P. Gupta(3)	8/14/06	—	$135,004	$168,755		—	—	—

(1)
Represents the grant-date fair value of stock and option awards as computed under SFAS 123(R).

(2)
Mr. Keck's annual cash bonus is based on a commission that is earned for orders we receive for polysilicon products and services. Amount reflected in the table under the "Target" column represents the amount payable to Mr. Keck based on our internal estimates of polysilicon orders for fiscal 2007. Amount reflected in the table under the "Maximum" column represents the maximum amount payable to Mr. Keck under his bonus arrangement.

(3)
Dr. Gupta's participation in our fiscal 2007 bonus plan terminated upon his retirement.

  Outstanding Equity Awards at Fiscal Year-End

        Each of the awards granted to our named executive officers during the fiscal year ended March 31, 2007, and shown in the Grant of Plan-Based Awards Table, remain outstanding in the award's entirety.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Thomas M. Zarrella	—	—		—	—	—
Howard T. Smith	—	—		—	—	—
Daniel F. Lyman	—	11,520	(1)	—	$28.14	7/07/16
David W. Keck	—	18,000	(2)	—	$28.14	7/07/16
Jeffrey J. Ford	—	7,200	(1)	—	$28.14	7/07/16
	—	1,400	(1)	—	$28.14	7/27/16
Kedar P. Gupta	—	—		—	—	—

(1)
The awards shown vest as follows: 1/4 of the shares underlying the presently unexercised total vest on the first anniversary of the grant and 1/48 of the shares underlying the presently unexercised total vest each month subsequent to the first anniversary of the grant.

(2)
The awards shown vest as follows: 1/3 of the shares underlying the presently unexercised total vest on the first anniversary of the grant and 1/36 of the shares underlying the presently unexercised total vest each month subsequent to the first anniversary of the grant.

  Option Exercises and Stock Vested

        None of our named executive officers exercised any options to purchase shares of common stock or acquired any shares of common stock on vesting of restricted stock during our fiscal year ended March 31, 2007.

  Pension Benefits

        We do not sponsor or maintain any pension plans.

  Non-Qualified Deferred Compensation

        We have not adopted any non-qualified defined contribution plans or other deferred compensation plans.

Employment Agreements and Severance Arrangements

  Employment Agreements

        The following information summarizes the employment agreements for our named executive officers and severance arrangements with one of our former named executive officers.

        Thomas M. Zarrella.    Under Mr. Zarrella's employment agreement, Mr. Zarrella is entitled to an annual base salary of at least $200,500, as well as participation in our annual bonus plan, health, medical, dental and long-term disability insurance programs, 401(k) participation, eligibility for any long-term incentive plans applicable to senior management, three weeks' paid vacation, and any other benefits generally available to senior management, subject to certain restrictions. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Zarrella for "Good Reason" (as defined in the employment agreement), Mr. Zarrella would be entitled to twelve months of base salary, health, medical and dental insurance benefits following such termination, subject to certain restrictions, and accrued and unpaid bonus for the year prior to the year in which termination occurs.

        Howard T. Smith.    Under Mr. Smith's employment agreement, Mr. Smith is entitled to an annual base salary of at least $190,500, as well as participation in our annual bonus plan, health, medical, dental and long-term disability insurance programs, 401(k) participation, eligibility for any long-term incentive plans applicable to senior management, three weeks' paid vacation, and any other benefits generally available to senior management, subject to certain restrictions. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Smith for "Good Reason" (as defined in the employment agreement), Mr. Smith would be entitled to twelve months of base salary, health, medical and dental insurance benefits following such termination, subject to certain restrictions, and accrued and unpaid bonus for the year prior to the year in which termination occurs.

        Daniel F. Lyman.    Under Mr. Lyman's employment agreement, Mr. Lyman is entitled to an annual base salary of at least $150,000 and participation in our annual bonus plan, long-term disability insurance, 401(k) participation, eligibility for any long-term incentive plans applicable to senior management (as determined by the Chief Executive Officer), three weeks' paid vacation, and any other benefits generally available to senior management (except for medical), subject to certain restrictions. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Lyman for "Good Reason" (as defined in the employment agreement), Mr. Lyman would be entitled to twelve months of base salary, health, medical and dental insurance benefits following such termination, subject to certain restrictions, and accrued and unpaid bonus for the year prior to the year in which termination occurs.

        David W. Keck.    Under Mr. Keck's employment agreement, Mr. Keck is entitled to an annual base salary of $190,000 and participation in our health, medical, dental and long-term disability insurance programs, 401(k) participation, eligibility for any long-term incentive plans applicable to senior management at the discretion of the board of directors, three weeks' paid vacation, and any other benefits available to employees on terms generally available to senior management. Mr. Keck is also entitled to a commission based on orders we receive for polysilicon products and services. With respect to each order for which a commission is earned, a commission is paid as follows: 15% of Mr. Keck's commission is paid when a deposit is received, 45% is paid when a shipment payment is received and 40% is paid when a final payment is received. Pursuant to his employment agreement, Mr. Keck received a $110,000 relocation payment, which he is required to repay to us on a pro rata basis in the event that he terminates his employment with us prior to the third anniversary of his hire date. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Keck for "Good Reason" (as defined in the employment agreement), Mr. Keck would be entitled to twelve months of base salary, health, medical and dental insurance benefits following such termination, subject to certain restrictions, and accrued and unpaid salary, bonus and benefits for the year prior to the year in which termination occurs.

        Jeffrey J. Ford.    Under Mr. Ford's employment agreement, Mr. Ford is entitled to an annual base salary of at least $175,000 and participation in our annual bonus plan, health, medical, dental and long-term disability insurance programs, 401(k) participation, eligibility for any long-term incentive plans applicable to senior management at the discretion of the board of directors, three weeks' paid vacation, and any other benefits available to employees on terms generally available to senior management. Mr. Ford received a $50,000 cash bonus upon the commencement of his employment with us and is also entitled to receive a $25,000 "stay" bonus on the first and second anniversary of his employment date. Mr. Ford also receives reimbursement for certain reasonable expenses with respect to travel and transportation and his placement in China. In the event of termination by us without "Cause" (as defined in the employment agreement) or by Mr. Ford for "Good Reason" (as defined in the employment agreement), Mr. Ford would be entitled to twelve months of base salary, health, medical and dental insurance benefits following such termination, subject to certain restrictions, and accrued and unpaid salary, bonus and benefits for the year prior to the year in which termination occurs.

        Kedar P. Gupta.    In connection with the retirement of our former chief executive officer, Dr. Kedar P. Gupta, we agreed to provide Dr. Gupta with twenty-four (24) months of continued compensation, including base salary and health, welfare and fringe benefits, subject to offset by amounts received by Dr. Gupta as salary in the event he gains subsequent employment elsewhere. We also agreed to consider waiving specific aspects of his Confidentiality and Non-Competition Agreement with us and potentially license certain technologies to Dr. Gupta on terms we consider commercially reasonable. In addition, we agreed to, at Dr. Gupta's request and on reasonable commercial terms to be negotiated in good faith, sublicense to Dr. Gupta certain of the technology licensed by us from the National Renewable Energy Laboratory and waive certain provisions of his Confidentiality and Non-Competition Agreement to the extent necessary to permit Dr. Gupta to pursue projects related to reflectometers.

  Potential Payments Upon Termination

        In accordance with the employment agreements described above, our named executive officers may receive certain benefits upon the termination of their employment with us. Dr. Gupta would not be entitled to receive any benefits other than as described in the section above, which discusses our agreement with him in connection with his retirement. As defined in each named executive officer's employment agreement, the different types of termination are:

  1.
  termination by us for Cause;

  2.
  termination by us without Cause;

  3.
  termination by the named executive officer for Good Reason;

  4.
  termination by the named executive officer other than for Good Reason;

  5.
  termination as a result of Disability; and

  6.
  termination as a result of Death.

        Earned Pay.    If a named executive officer either (1) is terminated for Cause or (2) terminates his or her employment other than for Good Reason, then the named executive officer forfeits any earned, but unpaid, bonus amounts for the year prior to the year in which the termination takes place. Under each of the other termination scenarios, the named executive officer would still be entitled to receive any remaining unpaid portions of bonuses earned in the year prior to the year in which the termination takes place. Under all of the termination scenarios, the named executive officers would remain entitled to any unpaid, but earned portions of salary and benefits up until the time of termination.

        Unvested Equity Awards.    Under each of the termination scenarios, the named executive officers would receive the same vesting treatment of equity awards as defined by the terms of the award agreements. Thus, depending on the terms of the equity award agreements for the awards granted to each of the named executive officers, certain of the named executive officers may be entitled to accelerated vesting of certain equity awards if called for by the terms of the award agreements. Presently, however, the equity award agreements for awards granted to our named executive officers do not provide for accelerated vesting upon termination of employment. Therefore, there is no incremental benefit associated with these awards at termination. Also, in accordance with the terms of the named executive officers' employment agreements, if a named executive officer is terminated for Cause, he or she forfeits all unvested equity awards.

        Incremental Benefits.    In connection with either (1) termination by us for Cause or (2) termination by the named executive officer for Good Reason, the named executive officer would receive benefits equal to one year's salary and a continuation of benefits for the period of one year. In connection with termination of employment as a result of disability or death, the named executive officer would be entitled to receive a bonus payment at target for the year in which the termination takes places, prorated by the portion of the year elapsed until the termination date.

        The following table shows the incremental benefits that would be received by the listed named executive officers under the various termination scenarios if their termination had occurred on March 31, 2007.

	For Cause	Without Cause or For Good Reason			Death or Disability
Name	Total(1)	1 Year Salary	1 Year Continued Benefits	Total	Total(2)
Thomas M. Zarrella	—	$200,500	$6,693	$207,193	$60,151
Howard T. Smith	—	190,500	13,548	204,048	47,627
Daniel F. Lyman	$(212,803)	150,000	2,468	152,468	22,500
David W. Keck	(331,380)	190,000	16,678	206,678	291,800
Jeffrey J. Ford	(159,620)	175,000	17,037	192,037	43,750
Kedar P. Gupta(3)	—	—	—	—

(1)
Represents the forfeiture of unvested equity awards. Amounts set forth in the table reflect the grant-date fair value of option awards under SFAS 123(R).

(2)
Represents earned but unpaid bonus for the fiscal year ended March 31, 2007. The amount set forth in the table reflects 100% of the target bonus because this table assumes that the named executive officers were terminated as of the last day of the fiscal year and we have not yet determined the amount of the bonuses payable to our named executive officers under the annual cash bonus plan for the fiscal year ended March 31, 2007.

(3)
In connection with the retirement of our former chief executive officer, Dr. Kedar P. Gupta, we agreed to provide Dr. Gupta with twenty-four (24) months of continued compensation, including base salary and health, welfare and fringe benefits, subject to offset by amounts received by Dr. Gupta as salary in the event he gains subsequent employment elsewhere.

Director Compensation

        We anticipate that upon the closing of this offering, directors who are also our employees or affiliated with GFI will receive no compensation for serving as directors. Following this offering, non-employee directors will receive compensation that is commensurate with arrangements offered to directors of comparable companies. We also expect to reimburse all directors for reasonable out-of-pocket expenses they incur in connection with their service as directors. Our directors will also be eligible to receive stock options and other equity-based awards when, as and if determined by the compensation committee, pursuant to the terms of our 2006 Plan.

        The following table summarizes compensation paid to our non-employee directors in the fiscal year ended March 31, 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
J. Bradford Forth	—	—	—	—	—	—	—
Ernest L. Godshalk	$75,000	—	$39,766	—	—	—	$114,766
Richard K. Landers	—	—	—	—	—	—	—

(1)
Represents the dollar value amount recognized for financial statement reporting purposes with respect to the fiscal year ended March 31, 2007, under SFAS No. 123(R). On July 27, 2006, Mr. Godshalk was granted an option to purchase 11,520 shares of our common stock at an exercise price of $28.14 per share. All of these options vest if Mr. Godshalk is removed from our board of directors within one year following a change of control.

        All of our directors are reimbursed for out-of-pocket expenses incurred in connection with attending all board and other committee meetings.

Protection of Trade Secrets, Nonsolicitation and Confidentiality Agreements

        Our intellectual property strategy is focused on developing and protecting proprietary know-how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. We have a formalized intellectual property process which requires a quarterly review of intellectual property management from technical, marketing and legal perspectives. Our personnel, including our research and development personnel, enter into confidentiality and non-disclosure agreements and non-competition agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of their employment with us. We also generally require our customers and business partners to enter into confidentiality agreements before we discloses any sensitive aspects of our technology or business plans.

Director and Officer Indemnification and Limitation on Liability

        Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of GT Solar, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of GT Solar or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership

        The table below sets forth information with respect to the beneficial ownership of our common stock by:

  •
  each person or entity known by us to beneficially own five percent or more of our common stock;

  •
  each of our directors and named executive officers; and

  •
  all of our directors and executive officers as a group.

        The following table lists the number of shares and percentage of shares beneficially owned based on            shares of common stock outstanding as of March 31, 2007, and as adjusted to reflect the sale by the selling stockholders in this offering, assuming no exercise of the underwriters' over allotment option. The information set forth below gives effect to a             -to-one stock split to be effected prior to the completion of this offering and the pro rata distribution by GT Solar Holdings, LLC to its members of all of the shares of our common stock that it currently holds in accordance with the terms of its limited liability agreement, based on an assumed initial public offering price of $    per share, which is the mid-point of the range set forth on the cover page of this prospectus. Any increase or decrease in the initial public offering price as compared to the assumed initial public offering price will change the relative ownership percentages of such members, but will not change the aggregate number of shares outstanding immediately following the completion of this offering.

        Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2007, are deemed outstanding and beneficially owned by the person holding such options for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

	Shares of Our Common Stock Beneficially Owned Prior to the Offering		Shares of Our Common Stock Being Sold in the Offering
Shares of Our Common Stock Beneficially Owned After the Offering
Name
	Number	Percentage		Number	Percentage
Five Percent Stockholders:
OCM/GFI Power Opportunities Fund II, L.P.(1)
OCM/GFI Power Opportunities Fund II (Cayman), L.P.(1)
RBC Energy Fund Investments, LP(2)
Kedar P. Gupta(3)
Directors and Executive Officers:
J. Bradford Forth(4)
Ernest L. Godshalk
Richard K. Landers(5)
Thomas M. Zarrella
Howard T. Smith
Daniel F. Lyman
David W. Keck
Jeffrey J. Ford
All directors and executive officers as a group (8 persons)

Other Selling Stockholders:
Angeleno Group
Jonathan A. Talbott
Mount Hope GT Capital LLC

*
Denotes less than one percent.

(1)
GFI Energy Ventures, LLC ("GFI") and Oaktree Capital Management, LLC ("OCM") are each a co-general partner of each of OCM/GFI Power Opportunities Fund II, L.P. (the "Main Fund") and OCM/GFI Power Opportunities Fund II (Cayman), L.P. (the "Cayman Fund" and together with the Main Fund, the "OCM/GFI Funds"). As a result, each of GFI and OCM may be deemed to have beneficial ownership of shares owned by the Main Fund and the Cayman Fund. Voting and investment power with respect to the shares owned by the OCM/GFI Funds is exercised by a four person committee, composed of two representatives of GFI and two representatives of OCM. GFI and OCM expressly disclaim beneficial ownership of such shares held by the OCM/GFI Funds, except to the extent of their respective pecuniary interests. The address for each of GFI, the OCM/GFI Funds and Messrs. Landers and Forth is c/o GFI Energy Ventures LLC, 11611 San Vicente Blvd., Suite 710, Los Angeles, California 90049. The address for OCM is 333 South Grand Avenue, 28th floor, Los Angeles, California 90071.

(2)
The address for RBC Energy Fund Investments, LP is 800 Westchster Ave., Suite 617N, Rye Brooke, New York 10573. Voting and investment power with respect to the shares held by this fund is ultimately controlled by the Royal Bank of Canada, a publicly traded company.

(3)
Includes    shares held by family trusts for the benefit of Dr. Gupta's children. The address for Dr. Kedar P. Gupta is 27 Colburn Lane, Hollis, New Hampshire 03049.

(4)
By virtue of being a founding partner of GFI, Mr. Landers may be deemed to have or share beneficial ownership of shares beneficially owned by GFI. Mr. Landers expressly disclaims beneficial ownership of such shares except to the extent of his direct pecuniary interest therein. Mr. Landers also expressly disclaims beneficial ownership of any shares held by the OCM/GFI Funds, except to the extent of his pecuniary interest therein. See Note 1.

(5)
By virtue of being a partner of GFI, Mr. Forth may be deemed to have or share beneficial ownership of shares beneficially owned by GFI. Mr. Forth expressly disclaims beneficial ownership of such shares, except to the extent of his direct pecuniary interest therein. Mr. Forth also expressly disclaims beneficial ownership of any shares held by the OCM/GFI Funds, except to the extent of his pecuniary interest therein. See Note 1.

Material Relationships with Selling Stockholders

        Mr. Jonathan A. Talbott and Dr. Kedar P. Gupta co-founded our business in 1994 and each served as an executive officer and a director until their respective retirements on March 31, 2006 and December 31, 2006, respectively.

        See "Certain Relationships and Related Transactions" for a description of other material relationships between us and the selling stockholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Senior Secured Exchangeable Promissory Note

        On April 1, 2006, GT Solar Incorporated issued a promissory note, in the initial nominal amount of $15,000,000, in favor of OCM/GFI Power Opportunities Fund II, L.P., Kedar P. Gupta, Thomas M. Zarrella and each of the other Class A shareholders of GT Solar Holdings, LLC. The note was guaranteed by GT Solar Holdings, LLC and GT Equipment Holdings, Inc. and was secured by the assets and undertakings of GT Solar Incorporated, GT Solar Holdings, LLC and GT Equipment Holdings, Inc. The note accrued interest at 14% per annum, with a minimum of 8% payable in cash. The note had a scheduled maturity of September 15, 2008. The net proceeds from the issuance of this note were used to repay the senior secured promissory note of $15,000,000 that was issued in connection with the Acquisition. Upon the election of the holders of two-thirds of the then outstanding nominal amount of the note, the note was exchangeable for Class A shares in GT Solar Holdings, LLC pursuant to an associated Exchange Agreement by and among GT Solar Holdings, LLC, GT Solar Incorporated and the lenders under the note. We repaid this note in full on April 23, 2007, using cash from operations and terminated the Exchange Agreement.

Registration Rights Agreement

        Pursuant to the Registration Rights Agreement, by and among GT Solar Incorporated, GT Solar Holdings, LLC, OCM/GFI Power Opportunities Fund II, L.P. and the other shareholders of GT Solar Holdings, LLC, the holders of a majority of the shares issued to OCM/GFI Power Opportunities Fund II, L.P. in respect of its shareholdings in GT Solar Holdings, LLC, have the right, on either a certain number or an unlimited number of occasions depending on the form of registration to be used, to demand that we register shares of our common stock under the Securities Act, subject to certain limitations. In addition, those holders that hold 5% or more of the shares of our common stock are entitled to piggyback registration rights with respect to the registration of the shares of our common stock. In the event that we propose to register any shares under the Securities Act either for our account or for the account of any of our stockholders, the holders of shares of our common stock having piggyback registration rights are entitled to receive notice of such registration and to include additional shares of our common stock in any such registration, subject to certain limitations.

        These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares of our common stock held by such stockholders to be included in such registration. We are generally required to bear all expenses of such registration. Registration of any of the shares of our common stock held by stockholders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act during any period other than that commencing seven days before the effective date of such registration and ending 180 days thereafter.

Transactions with Related Companies

        We held a 10% equity ownership interest in GT Global, LLC through December 2006. During the fiscal years ended March 31, 2005 and 2004, we sold certain equipment and parts to GT Global, LLC totaling approximately $169,000 and $825,000, respectively.

        During the fiscal years ended March 31, 2005 and 2004, we provided certain administrative and accounting services to SC Fluids, Inc., a company controlled by Dr. Kedar P. Gupta, for which we earned approximately $228,000 and $323,000, respectively. For the fiscal year ended March 31, 2005, we determined that all amounts due from SC Fluids, Inc. were uncollectible after it had ceased operations, and we wrote off the entire balance due of $161,000.

        Our Chief Financial Officer, Mr. Howard T. Smith, is a greater than 10% owner and a director of Chartworth LLC, a consulting company. We paid fees to Chartworth LLC for consulting services of approximately $122,000 for our fiscal year ended March 31, 2007.

Statement of Policy Regarding Transactions with Related Persons

        Prior to the completion of this offering, our board of directors will adopt a statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel any "related person transaction" (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our General Counsel will then promptly communicate that information to the board of directors. No related person transaction will be consummated or will continue without the approval or ratification of the board of directors or any committee of the board of directors consisting exclusively of at least three disinterested directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest.

DESCRIPTION OF CAPITAL STOCK

General Matters

        Our total amount of authorized capital stock is 100,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. Upon completion of the offering,    shares of common stock will be issued and outstanding and no shares of preferred stock will be outstanding. The discussion set forth below describes the most important terms of our capital stock, certificate of incorporation and by-laws as will be in effect upon completion of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

        All of our outstanding common stock is fully paid and nonassessable. Prior to this offering, all of our outstanding shares of common stock were held of record by GT Solar Holdings, LLC. Prior to the completion of this offering, GT Solar Holdings, LLC will distribute on a pro rata basis all of the shares of our common stock it currently holds to its nine members in accordance with the terms of its limited liability agreement.

        Set forth below is a brief discussion of the principal terms of our common stock:

        Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine. For more information, see "Dividend Policy."

        Voting Rights.    Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders.

        Preemptive or Similar Rights.    Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.

        Conversion Rights.    Our common stock is not convertible.

        Right to Receive Liquidation Distributions.    Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

        Nasdaq Listing.    We have applied to have our common stock listed on the Nasdaq Global Market under the symbol "SOLR."

Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of up to 5,000,000 shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Options

        As of March 31, 2007, options to purchase a total of 182,592 shares of common stock were outstanding. As March 31, 2007, options to purchase a total of 447,408 shares of our common stock were reserved for future issuance under our stock option plan. Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register an aggregate of    shares of our common stock that may be issued under our stock option plans.

Registration Rights

        After completion of this offering, holders of approximately                        million shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Certain Relationships and Related Transactions" for a description of the Registration Rights Agreement we have entered into with our principal stockholders.

Anti-takeover Effects of our Certificate of Incorporation and By-laws

        Our certificate of incorporation and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors.

        Removal and Appointment of Directors.    Our certificate of incorporation provides that our directors may only be removed by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. In addition, provisions of our certificate of incorporation and bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors pursuant to a resolution adopted by a majority of the board of directors. These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

        Action by Written Consent; Special Meetings of Stockholders.    Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or our chief executive officer, or pursuant to a resolution adopted by a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting.

        Advance Notice Procedures.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting.

        In the case of an annual meeting of stockholders, notice by a stockholder, in order to be timely, must be received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely, notice by a stockholder must be received not later than the later of 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made.

        In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received not later than the tenth day following the date on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made.

        Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

        Authorized but Unissued Shares.    Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Anti-takeover Effects of Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

  •
  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

        Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

        Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

Corporate Opportunities and Transactions with GFI

        In recognition that directors, officers, stockholders, members, managers and/or employees of GFI and its affiliates and investment funds (each referred to in this prospectus as a GFI Entity and collectively as the GFI Entities) may serve as our directors and/or officers and that the GFI Entities may engage in similar activities or lines of business that we do, our certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the GFI Entities. Specifically, none of the GFI Entities or any director, officer, stockholder, member, manager or employee of a GFI Entity has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any GFI Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the GFI Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of us who is also a director, officer, member, manager or employee of any GFI Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a GFI Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person solely in his or her capacity as a director or officer of us.

        In recognition that we may engage in material business transactions with the GFI Entities from which we are expected to benefit, our certificate of incorporation will provide that any of our directors or officers who are also directors, officers, stockholders, members, managers and/or employees of any GFI Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

  •
  the transaction was approved, after being made aware of the material facts of the relationship between us and the GFI Entity and the material terms and facts of the transaction, by (1) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction or (2) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who do not have a material financial interest in the transaction; or

  •
  the transaction was fair to us at the time we entered into the transaction; or

  •
  the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the GFI Entities and any holder who has a material financial interest in the transaction.

        By becoming a stockholder of ours, you will be deemed to have received notice of and consented to these provisions of our certificate of incorporation. Any amendment to the foregoing provisions of our certificate of incorporation will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

Terminated Private Placement

        Beginning in August 2006, we initiated a process under which we sought admission of our shares of common stock for trading on the AIM, a market operated by the London Stock Exchange, and in connection therewith, we and certain of our stockholders sought to sell shares of our common stock in an offering not subject to the registration requirements of the Securities Act. In connection with that offering, offers were made to certain U.S. Persons (as defined in Regulation S) on a private placement basis in reliance upon Rule 144A under the Securities Act. Both the proposed admission for trading of our common stock on the AIM and the associated offering were abandoned in November 2006 and any offers to buy shares of our common stock were rejected and not otherwise accepted. This prospectus supercedes any offering materials that were used in such proposed offering.

Transfer Agent and Registrar

        Upon completion of this offering, our transfer agent and registrar for our common stock will be            .

DESCRIPTION OF PRINCIPAL INDEBTEDNESS

Senior Secured Revolving Credit Facility

        General.    On April 23, 2007, we and our domestic subsidiaries, each as a borrower, entered into a senior secured revolving credit facility with Citizens Bank New Hampshire, as administrative agent and a lender, and the other lenders named therein. Our senior credit facility provides for revolving facility of up to $40.0 million, subject to covenant compliance, sublimits and allowances. The senior credit facility may be increased up to $80.0 million, at our election, subject to lender approval. The senior credit facility also provides for a letter of credit facility. As of April 23, 2007, we had outstanding letters of credit of approximately $38.3 million and no outstanding borrowings.

        Availability.    Loans and letters of credit under the revolving credit facility may be used for general corporate purposes, including working capital. Amounts repaid under the revolving credit facility may be reborrowed. The senior credit facility provides for a $20.0 million sublimit during the first year of the facility for borrowings incurred for working capital and other general corporate purposes. This sublimit will increase to $30.0 million in the event the facility is increased to $80.0 million and will reduce to $18.0 million, $16.0 million and $13.3 million on March 1, 2008, March 1, 2009 and April 1, 2010, respectively. These sublimits will be increased pro rata to the extent the size of the facility is increased. There is no sublimit on issuances of letters of credit.

        Interest Rates.    Borrowings under the senior credit facility will bear interest at floating rates equal to, at our option, either LIBOR plus a LIBOR margin or the prime rate minus a prime rate margin. Each margin will be calculated based on a three tier pricing grid based on our ratio of total funded debt to pro forma EBITDA.

        Maturity.    The senior credit facility has a scheduled maturity of March 31, 2010. The lenders have agreed to consider successive one year extensions in order for us to maintain a three year revolving facility. There is no scheduled amortization on outstanding borrowings under the senior credit facility other than any repayments necessary to comply with applicable sublimits discussed above.

        Collateral.    The obligations of the borrowers under the senior credit facility will be secured by a first priority lien on substantially all of the assets of the borrowers, including tangible and intangible assets, and mortgages on our owned New Hampshire property.

        Representations and Warranties.    The senior credit facility contains customary representations and warranties, including, without limitation, maintenance of corporate existence, corporate and governmental authorization, no material litigation, payment of material taxes, payment of obligations as they become due, no environmental matters and no current defaults.

        Affirmative Covenants.    The senior credit facility contains customary affirmative covenants, including, without limitation, maintenance of corporate existence and rights, delivery of consolidated financial statements and other information, delivery of notices of default, maintenance of satisfactory insurance, compliance with laws, inspection of books and properties, further assurances and payment of material taxes.

        Negative Covenants.    The senior credit facility contains customary negative covenants, including, without limitation, limitations on dividends on, and redemptions and repurchases of, equity interests and other restricted payments, imitations on liens, limitations on investments, limitations on debt, guarantees and hedging arrangements, limitations on mergers, acquisitions and asset sales and limitations on transactions with affiliates, in each case, subject to certain exceptions.

        Financial Covenants.    The senior credit facility contains the following financial covenants: (a) minimum quarterly pro forma EBITDA, (b) maximum ratio of total funded debt to pro forma

EBITDA; (c) minimum level of debt service coverage; and (d) maximum amount of annual capital expenditures.

        Events of Default.    The senior credit facility contains customary events of default (with customary grace periods and thresholds), including, without limitation, nonpayment of principal, interest or other amounts, violation of covenants, incorrectness of representations and warranties in any material respect, cross default and cross acceleration, bankruptcy, material judgments, ERISA events, actual or asserted invalidity of guarantees and security documents and the occurrence of a change of control (as described in the senior credit facility).

Prior Loan and Security Agreements

        On April 28, 2006, we entered into a loan and security agreement with Silicon Valley Bank, as lender, pursuant to which it agreed to provide us a $15 million revolving credit facility; provided, however, that drawdowns under such facility and the $15 million revolving credit facility under our other loan agreement described below could not exceed $15 million in the aggregate. Concurrently, we entered into a separate loan and security agreement with Silicon Valley Bank, as lender, pursuant to which Silicon Valley Bank agreed to provide to us a $15 million revolving credit facility guaranteed by the Export-Import Bank of the United States, which may be drawn down in the form of cash advances or letters of credit. These agreements were terminated on April 20, 2007, in connection with the execution of the senior credit facility.

Senior Secured Exchangeable Promissory Note

        See "Certain Relationships and Related Transactions—Senior Secured Exchangeable Promissory Note" for a description of the senior secured exchangeable promissory note. This note was repaid on April 23, 2007.

SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE

        We cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of our common stock. Sale of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect the market price of our common stock.

        Upon completion of the offering, we will have a total of                        shares of common stock outstanding. All of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company.

        The remaining                        shares of common stock will be "restricted securities," as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions contained in Rules 144 and 144(k) promulgated under the Securities Act, which rules are summarized below. Upon expiration of the lock-up agreements described under "—Lock-up Agreements," 180 days after the date of this prospectus, all of these shares will be eligible for sale in the public market under Rule 144 or Rule 144(k).

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

        Sales under Rule 144 are also subject to a certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Options and Equity Awards

        As of March 31, 2007, options to purchase a total of 182,592 shares of our common stock were outstanding. Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under our Plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below. We expect that the registration statements on Form S-8 will cover    shares. Shares of our common stock issued upon the exercise of stock options after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

        We cannot predict the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Lock-up Agreements

        We and each of our officers and directors and all of our current stockholders will agree not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC. See "Underwriting."

Registration Rights

        After completion of this offering, holders of approximately                        million shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Certain Relationships and Related Transactions—Registration Rights Agreement" for a description of the Registration Rights Agreement we have entered into with our principal stockholders.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

        The following is a general discussion of certain U.S. federal income and estate tax considerations to holders of our common stock. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular investment circumstances or to certain types of holders subject to special tax rules, including partnerships, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, retirement plans, individual retirement accounts or other tax-deferred accounts, persons who use or are required to use mark-to-market accounting, persons that hold shares of our common stock as part of a "straddle," a "hedge" or a "conversion transaction," investors in partnerships and other pass-through entities, persons with a functional currency other than the U.S. dollar and persons subject to the alternative minimum tax. This discussion also contains only a limited and general discussion of U.S. estate tax considerations and does not address any non-U.S. tax considerations or any U.S. federal gift, state or local tax considerations. This discussion assumes that holders hold their shares as "capital assets" within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code and applicable U.S. Treasury Regulations, rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect. The authorities on which this discussion is based are subject to various interpretations, and any views expressed within this discussion are not binding on the U.S. Internal Revenue Service, or IRS, or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described herein.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of shares of our common stock that is:

  •
  a citizen or individual resident of the United States,

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  a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized, or treated as created or organized, in or under the laws of the U.S. or any political subdivision of the U.S.,

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source or

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  a trust (1) if a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of our common shares that does not qualify as a U.S. Holder under the definition above.

        If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. In this event, the partner and partnership are urged to consult their tax advisors.

        EACH HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS OF OWNING OUR COMMON STOCK.

Consequences to U.S. Holders

  Dividends

        As discussed under the section entitled "Dividend Policy" above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

        A U.S. Holder generally will be subject to U.S. federal income tax on any dividends received in respect of our common stock at a maximum federal income tax rate of 15% if the U.S. Holder is an individual and certain holding period and other requirements are satisfied, and a maximum federal income tax rate of 35% otherwise (subject to any applicable dividends received deduction in the case of a corporate U.S. Holder). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of each such share of common stock that is taxed to the U.S. Holders as described below.

        Under current law, the 15% maximum federal income tax rate on certain dividends received by individual U.S. Holders and the 35% maximum federal income tax rate on other dividends received by individual U.S. Holders are scheduled to expire effective for taxable years beginning after December 31, 2010, and dividends received by individuals in subsequent taxable years are scheduled to be taxed at a maximum federal income tax rate of 39.6%.

  Gain on Disposition of Common Stock

        A U.S. Holder that sells or otherwise disposes of our common stock in a taxable transaction will recognize capital gain or loss equal to the amount of cash plus the fair market value of property received in exchange for the common stock minus the U.S. Holder's adjusted tax basis in the common stock. Any capital gain or loss recognized by the U.S. Holder will be long-term capital gain or loss if the U.S. Holder has held our common stock for more than one year at the time of the sale or other disposition and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate taxpayers are taxable under current law at a maximum federal income tax rate of 15%. Long-term capital gains recognized by corporations and short-term capital gains recognized by corporations or individuals are taxable under current law at a maximum federal income tax rate of 35%. A U.S. Holder's ability to use any capital loss to offset other income or gain is subject to certain limitations.

        Under current law, for taxable years beginning after December 31, 2010, the maximum federal income tax rate applicable to long-term capital gains is scheduled to increase to 20% for non-corporate taxpayers and the maximum federal income tax rate applicable to short-term capital gains is scheduled to increase to 39.6% for non-corporate taxpayers.

Consequences to Non-U.S. Holders

  Dividends

        A Non-U.S. Holder generally will be subject to U.S. federal income tax on any dividends received in respect of our common stock at a 30% rate (or such lower rate as prescribed by an applicable income tax treaty as discussed below) unless the dividend is effectively connected with the conduct of a U.S. trade or business. As discussed below, this tax is generally collected through withholding on the dividend payment to the Non-U.S. Holder.

        If a Non-U.S. Holder receives a dividend that is effectively connected with the conduct of a U.S. trade or business, then the dividend payment will not be subject to withholding (provided that the certification requirements described below are satisfied). However, the dividends received by the Non-U.S. Holder will be subject to tax under current law at a maximum federal income tax rate of 15% if the Non-U.S. Holder is an individual and certain holding period and other requirements are satisfied, and a maximum federal income tax rate of 35% otherwise. A Non-U.S. Holder that is a corporation may also be subject to a 30% federal branch profits tax on after-tax profits effectively connected with a U.S. trade or business to the extent that such after-tax profits are not reinvested and maintained in a U.S. business. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of the Non-U.S. Holder's adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of each such share of common stock that is taxed to the Non-U.S. Holders as described below.

        Under current law, the 15% maximum federal income tax rate on certain dividends received by individual Non-U.S. Holders and effectively connected with the conduct of a U.S. trade or business and the 35% maximum federal income tax rate on other dividends received by individual Non-U.S. Holders and effectively connected with the conduct of a U.S. trade or business are scheduled to expire effective for taxable years beginning after December 31, 2010, and dividends received in subsequent taxable years by individual Non-U.S. Holders and effectively connected with the conduct of a U.S. trade or business are scheduled to be taxed at a maximum federal income tax rate of 39.6%.

  Gain on Disposition of Common Stock

        A Non-U.S. Holder that sells or otherwise disposes of our common stock in a taxable transaction generally will not be subject to U.S. federal income taxation unless:

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  gain resulting from the disposition is effectively connected with the conduct of a U.S. trade or business; or

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  we are or have been a U.S. real property holding corporation ("USRPHC") as defined in Section 897 of the Code at any time within the five-year period preceding the disposition, the Non-U.S. Holder owned more than 5% of our common stock at any time within that five-year period and certain other conditions are satisfied.

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. We believe that we are not a USRPHC on the date hereof and currently do not anticipate becoming a USRPHC.

        If a Non-U.S. Holder is subject to U.S. federal income taxation upon the disposition of our common stock, the Non-U.S. Holder generally will be taxable in the same manner as a U.S. Holder, although a Non-U.S. Holder that is a corporation may also be subject to a 30% branch profits tax on after-tax profits effectively connected with a U.S. trade or business to the extent that such after-tax profits are not reinvested and maintained in the U.S. business. A Non-U.S. Holder's ability to use any capital loss to offset other income or gain subject to U.S. federal income taxation is subject to certain limitations.

        Under certain circumstances, a Non-U.S. Holder who is present in the U.S. for 183 days or more in the individual's taxable year in which the sale or other disposition of our common stock occurs may be subject to a 30 percent tax on the gross amount of the gain on such sale or disposition unless such gain is already subject to tax as effectively connected with the conduct of a U.S. trade or business. In this case, the Non-U.S. Holder's ability to use other losses to offset the gain on our common stock will be limited.

  Income Tax Treaties

        If a Non-U.S. Holder is eligible for treaty benefits under an income tax treaty entered into by the U.S., the Non-U.S. Holder may be able to reduce or eliminate certain of the U.S. federal income taxes discussed above, such as the tax on dividends and the branch profits tax, and the Non-U.S. Holder may be able to treat gain, even if effectively connected with a U.S. trade or business, as not subject to U.S. federal income taxation unless the U.S. trade or business is conducted through a permanent establishment located in the U.S. Non-U.S. Holders are urged to consult their tax advisors regarding possible relief under an applicable income tax treaty.

Withholding and Information Reporting

        A U.S. Holder or Non-U.S. Holder may be subject to backup withholding (currently at a rate of 28%) on the proceeds from a sale or other taxable disposition of our common stock, and a U.S. Holder may also be subject to backup withholding on the gross amount of any dividend or other distribution on our common stock unless the U.S. Holder or Non-U.S. Holder is exempt from backup withholding and, when required, demonstrates that status, or provides a correct taxpayer identification number on a form acceptable under U.S. Treasury Regulations (generally an IRS Form W-9, W-8BEN or W-8ECI) and otherwise complies with the applicable requirements of the backup withholding rules.

        In addition, a Non-U.S. Holder will generally be subject to withholding at a rate of 30% of the gross amount of any dividend or other distribution on our common stock unless the Non-U.S. Holder qualifies for a reduced rate of withholding or an exemption from withholding under an applicable tax treaty or the dividend or other distribution is effectively connected with a U.S. trade or business (in which case the dividend or other distribution will be exempt from withholding but the Non-U.S. Holder will nonetheless be liable for any applicable U.S. federal income tax as described above). The Non-U.S. Holder may be required to demonstrate its qualification for a reduced rate of withholding or an exemption from withholding on a form acceptable under applicable U.S. Treasury Regulations (generally an IRS Form W-8BEN or W-8ECI).

        We may also be required to comply with information reporting requirements under the Code with respect to the amount of any dividend or other distribution on our common stock and the proceeds from a sale or other taxable disposition of our common stock.

        Any amount withheld under the withholding rules of the Code (including backup withholding rules) is not an additional tax, but rather is credited against the holder's U.S. federal income tax liability. Holders are advised to consult their tax advisers to ensure compliance with the procedural requirements to reduce or avoid withholding (including backup withholding) or, if applicable, to file a claim for a refund of withheld amounts in excess of the holder's U.S. federal income tax liability.

Federal Estate Tax

        Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interest or powers), should note that, absent an applicable treaty benefit, common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

        THE U.S. FEDERAL INCOME AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS OF OWNING OUR COMMON STOCK.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                , 2007, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and UBS Securities LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
UBS Securities LLC

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis an aggregate of            additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$

        We estimate that our out-of-pocket expenses for this offering will be approximately $        .

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus except issuances pursuant to the exercise of employee stock options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the

"lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such an extension.

        Our officers, directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such an extension. Notwithstanding the foregoing, such officers, directors and stockholders may transfer the such securities (i) as a bona fide gift or gifts, (ii) to any trust for the direct or indirect benefit of such person or the immediate family of such person, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth in the "lock-up", (iii) in the case of a corporation, partnership, limited liability company or other business entity, to any subsidiary, stockholder, partner, member or affiliate, as the case may be or (iv) to the underwriters pursuant to the underwriting agreement, provided that in the case of (i), (ii) and (iii), (A) the transferee agrees to be bound in writing by the terms of the "lock-up" prior to such transfer, (B) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the "lock-up" period) and (C) such transfer shall not involve a disposition for value. Notwithstanding the foregoing, clause B shall not apply to the distribution (which may be a liquidating distribution) by GT Solar Holdings LLC to its members on a pro rata basis of the securities it holds immediately prior to the date of this offering. For purposes of the "lock-up", "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

        The underwriters have reserved for sale at the initial public offering price up to            shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on the Nasdaq Global Market.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

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  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our financial operating information in recent periods, and market prices of securities and financial and operating information of companies engaged in activities similar to ours.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        In the ordinary course, the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, investment management, or other financial services to us and our affiliates for which they have received compensation and may receive compensation in the future.

        Each underwriter has represented, warranted and agreed that:

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  it has not offered and will not make an offer of the common stock to the public in the United Kingdom prior to the publication of a prospectus in relation to the common stock and the approval of the offer by the Financial Services Authority ("FSA") or, where appropriate, approval in another Member State and notification to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the stock to persons who fall within the definition of "qualified investor" as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000 ("FSMA") or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any stock in circumstances in which Section 21(1) of the FSMA does not apply to us or to persons who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA; and

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  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the stock in, from or otherwise involving the United Kingdom.

We will not offer to sell any common stock to any member of the public in the Cayman Islands.

        The common stock may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell stock or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the common stock, whether in Hong Kong or elsewhere, may be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

        The common stock has not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 235 of 1948 as amended) (the "Securities Exchange Law") and disclosure under the Securities Exchange Law has not been and will not be made with respect to the common stock. Accordingly, the common stock may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan or to others for re-offering or re-sale, directly or indirectly in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities Exchange Law and other relevant laws, regulations and ministerial guidelines of Japan. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organized under the laws of Japan.

        This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (Cap. 289) of Singapore, or the Securities and Futures Act. Accordingly, the common stock may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of such common stock be circulated or distributed, whether directly or indirectly, to the public or any members of the public in Singapore other than: (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) pursuant to, and in accordance with the conditions of any other applicable provision of the Securities and Futures Act.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), and effective as of the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), no common stock have been offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and brought to the attention of the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. Notwithstanding the foregoing, an offer of common stock may be made effective as of the Relevant Implementation Date to the public in that Relevant Member State at any time:

          (1)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (2)   to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

          (3)   in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this paragraph, the expression an "offer of common stock to the public" in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The common stock has not been registered under the Korean Securities and Exchange Law. Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver, directly or indirectly, any common stock in Korea or to, or for the account or benefit of, any resident of Korea, except as otherwise permitted by applicable Korean laws and regulations; and any securities dealer to whom it sells common stock will agree that it will not offer any common stock, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations, or to any other dealer who does not so represent and agree.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing the shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Kirkland & Ellis LLP represents entities affiliated with GFI Energy Ventures, LLC in connection with various legal matters. The underwriters are represented by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

        The consolidated financial statements of GT Solar International, Inc. at March 31, 2006, and for the period from January 1, 2006 through March 31, 2006 (Successor Basis) and at March 31, 2005, and for the period from April 1, 2005 through December 31, 2005, and for the years ended March 31, 2005 and 2004 (Predecessor Basis), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance please refer to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference.

        You may read and copy all or any portion of the registration statement or any reports, statements or other information we file with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

        Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

GT Solar Incorporated and Subsidiary
For the Period from January 1, 2006 through March 31, 2006;
For the Period from April 1, 2005 through December 31, 2005;
and For the Fiscal Years Ended March 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
GT Solar Incorporated and Subsidiary

        We have audited the accompanying consolidated balance sheet of GT Solar Incorporated and Subsidiary (formerly GT Equipment Technologies, Inc.) as of March 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the period from January 1, 2006 through March 31, 2006. We have also audited the accompanying consolidated balance sheet of the Predecessor (Note 1) as of March 31, 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the period from April 1, 2005 through December 31, 2005, and for the years ended March 31, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GT Solar Incorporated and Subsidiary (formerly GT Equipment Technologies, Inc.) at March 31, 2006, and the consolidated results of their operations and their cash flows for the period from January 1, 2006 through March 31, 2006, and the consolidated financial position of the Predecessor at March 31, 2005, and the consolidated results of their operations and their cash flows for the period from April 1, 2005 through December 31, 2005, and for the years ended March 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States.

                      /s/        Ernst & Young LLP

Manchester, New Hampshire

April 23, 2007

GT Solar Incorporated and Subsidiary
(formerly GT Equipment Technologies, Inc. and Subsidiary)

Consolidated Balance Sheets
(In thousands, except share and per share data)

	March 31,
	2005	2006
	(Predecessor)	(Successor)
Assets
Current assets:
Cash and cash equivalents	$3,678	$5,993
Restricted cash	719	566
Accounts receivable, net of allowance for doubtful accounts of $25 in 2005 and $30 in 2006	4,933	6,355
Inventories	4,832	8,086
Advances on inventory purchases	443	2,487
Notes receivable	412	2,236
Refundable federal and state income taxes	211	115
Deferred income taxes	—	4,456
Prepaid expenses and other current assets	230	153

Total current assets	15,458	30,447
Property, plant and equipment, net	5,120	5,997
Due from related parties	8	78
Unamortized financing costs	93	—
Intangible assets, net	1,487	26,438
Goodwill	—	44,310
Other assets	32	—

Total assets	$22,198	$107,270

Liabilities and stockholders' equity
Current liabilities:
Senior Secured promissory note payable (Note 8)	$—	$15,000
Note payable	675	—
Accounts payable	3,120	4,678
Accrued expenses	1,457	2,687
Customer deposits	7,883	3,419
Deferred revenue—current	1,078	6,145
Accrued income taxes	121	—
Current portion of capital lease obligations	15	—
Current portion of long-term debt	490	—

Total current liabilities	14,839	31,929
Capital lease obligations, less current portion	14	—
Long-term obligations, less current portion	2,537	—
Deferred income taxes	—	10,164

Total liabilities	17,390	42,093
Stockholders' equity:
Series A convertible preferred stock, $0.01 par value; shares authorized—1,000,000 in 2005, shares issued and outstanding—80,379 in 2005 (liquidation preference of $6,307 in 2005)	1	—
Common stock, $0.01 par value; shares authorized—10,000,000 in 2006, shares issued and outstanding—8,370,000 in 2006	—	84
Class A common stock, $0.01 par value; shares authorized—1,000,000 in 2005, shares issued and outstanding—306,126 in 2005	3	—
Class B common stock, $0.01 par value; shares authorized—1,000,000, shares issued and outstanding—500 in 2005	—	—
Additional paid-in capital	6,423	67,679
Deferred compensation	—	—
Retained earnings (deficit)	(1,619)	(2,586)

Total stockholders' equity	4,808	65,177

Total liabilities and stockholders' equity	$22,198	$107,270

        The purchase method of accounting was used to record assets acquired and liabilities assumed by the Company. Such accounting generally results in increased amortization and depreciation reported in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows for these two separate entities.

See accompanying notes.

GT Solar Incorporated and Subsidiary
(formerly GT Equipment Technologies, Inc. and Subsidiary)

Consolidated Statements of Operations
(In thousands, except share and per share data)

			For the Period From
	Years Ended March 31
			April 1, 2005 through December 31, 2005	January 1, 2006 through March 31, 2006
	2004	2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
Revenues:
Products	$8,556	$20,766	$39,582	$19,125
Service	414	12	646	239

Total revenues	8,970	20,778	40,228	19,364
Cost of revenues:
Products	7,298	13,851	22,132	17,291
Service	2	—	—	164

Total cost of revenues	7,300	13,851	22,132	17,455
Gross profit	1,670	6,927	18,096	1,909
Research and development	1,072	1,021	1,025	659
Selling and marketing expenses	852	1,658	3,048	334
General and administrative expenses	1,800	2,009	2,353	4,942
Stock compensation expense (Note 12)	87	1	20,133	—
Loss on early extinguishment of debt	—	461	—	—

Income (loss) from operations	(2,141)	1,777	(8,463)	(4,026)
Other income (expense):
Interest income	42	48	148	79
Interest expense	(242)	(571)	(285)	(299)
Loss on foreign currency exchange	(10)	(24)	—	—
Gain on sale of property	—	86	—	—
Loss on investment in related party (Note 2)	—	(1,501)	—	—
Other (Note 3)	(69)	(107)	(3,407)	(82)

Income (loss) before income taxes	(2,420)	(292)	(12,007)	(4,328)
Provision (benefit) for income taxes	(210)	121	—	(1,742)

Net loss	$(2,210)	$(413)	$(12,007)	$(2,586)

Loss per share—Basic and Diluted	$(7.22)	$(1.35)	$(39.22)	$(0.31)
Shares used to compute loss per share—Basic and Diluted	306,126	306,126	306,126	8,370,000

        The purchase method of accounting was used to record assets acquired and liabilities assumed by the Company. Such accounting generally results in increased amortization and depreciation reported in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows for these two separate entities.

See accompanying notes

GT Solar Incorporated and Subsidiary
(formerly GT Equipment Technologies, Inc. and Subsidiary)
Consolidated Statements of Changes in Stockholders' Equity
(In thousands, except share data)

	Series A Convertible Preferred Stock		Common Stock		Class A Common Stock		Class B Common Stock
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Other Comprehensive Loss	Deferred Compensation	Total Stockholders' Equity
Balance at April 1, 2003 (Predecessor)	80,379	$1			306,126	$3	500	$—	$6,337	$1,004	$(343)	$(2)	$7,000
Amortization of deferred compensation												1	1
Stock option compensation									86				86
Other comprehensive income-interest rate swap agreement (net of taxes of $— 0 — )											21		21
Net loss										(2,210)			(2,210)

Balance at March 31, 2004 (Predecessor)	80,379	1			306,126	3	500	—	6,423	(1,206)	(322)	(1)	4,898
Amortization of deferred compensation												1	1
Other comprehensive income—interest rate swap agreement (net of taxes of $— 0 — )											322		322
Net loss										(413)			(413)

Balance at March 31, 2005 (Predecessor)	80,379	1			306,126	3	500	—	6,423	(1,619)	—	—	4,808
Issuance of Class B Shares							2,183	—	30				30
Net loss										(12,007)			(12,007)

Balance at December 31, 2005 (Predecessor)	80,379	$1			306,126	$3	2,683	$—	$6,453	$(13,626)	$—	$—	$(7,169)

Recapitalization related to acquisition by GT Solar Holdings, LLC			8,370,000	$84					$67,679	$—			$67,763
Net loss										(2,586)			(2,586)

Balance at March 31, 2006 (Successor)			8,370,000	$84					$67,679	$(2,586)			$65,177

        The purchase method of accounting was used to record assets acquired and liabilities assumed by the Company. Such accounting generally results in increased amortization and depreciation reported in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows for these two separate entities.

See accompanying notes.

GT Solar Incorporated and Subsidiary
(formerly GT Equipment Technologies, Inc. and Subsidiary)

Consolidated Statements of Cash Flows

(In thousands)

			For the Period From
	Years Ended March 31
			April 1, 2005 through December 31, 2005	January 1, 2006 through March 31, 2006
	2004	2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
Operating activities
Net loss	$(2,210)	$(413)	$(12,007)	$(2,586)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	595	457	525	3,994
Deferred income tax benefit	—	—	—	(1,742)
Inventory write-up to fair value (Note 3)	—	—	—	2,748
Provision for doubtful accounts	125	(325)	24	6
Gain on sale of property	—	(86)	(13)	—
Loss on investment in related party	—	1,501	—	—
Loss on early extinguishment of debt	—	461	—	—
Stock-based compensation	87	1	19,822	—
Changes in operating assets and liabilities:
Restricted cash	(350)	349	(1,126)	1,279
Accounts receivable	635	(3,990)	1,825	(2,121)
Inventories	694	(2,073)	3	(3,258)
Advances on inventory purchases	—	(110)	(3,139)	1,096
Income taxes	(150)	265	(29)	—
Notes receivable	—	—	(2,968)	1,144
Prepaid expenses and other current assets	16	(205)	35	43
Due from related parties	633	110	8	(78)
Accounts payable and accrued expenses	(481)	2,718	(1,117)	1,580
Customer deposits	230	6,222	1,246	(3,387)
Deferred revenue	480	597	682	4,294

Net cash provided by operating activities	304	5,479	3,771	3,012
Investing activities
Net proceeds from sale of equipment	—	296	61	—
Purchase of intangible assets	—	(1,500)	(120)	—
Purchases of property, plant and equipment	(27)	(135)	(497)	(115)
Other	—	—	—	(96)

Net cash used in investing activities	(27)	(1,339)	(556)	(211)

Financing activities
Net payments under lines-of-credit	$(1,400)	$—	$—	$—
Proceeds from note payable	—	1,500	—	—
Payments on notes payable	—	(825)	(675)	—
Proceeds from long-term debt	—	3,200	—	—
Payment on long-term debt	(220)	(863)	(3,028)	—
Extinguishment of debt	—	(4,015)	—	—
Payment of financing costs	—	(96)	—	—
Payment of capital lease obligations	(138)	(17)	(28)	—
Issuance of shares		—	30

Net cash used in financing activities	(1,758)	(1,116)	(3,701)	—

Increase (decrease) in cash and cash equivalents	(1,481)	3,024	(486)	2,801
Cash and cash equivalents at beginning of period	2,135	654	3,678	3,192

Cash and cash equivalents at end of period	$654	$3,678	$3,192	$5,993

Supplemental disclosure of noncash investing and financing transactions:
Reconciliation of assets acquired and liabilities assumed in acquisition by GT Solar Holdings, LLC:
Fair value of assets acquired	—	—	—	$108,991
Purchase price of net assets	—	—	—	(82,859)
Liabilities assumed	—	—	—	$26,132
Issuance of Senior Secured promissory note payable	—	—	—	$15,000
Equipment acquired under capital lease obligations	$29	$13	—	—
Supplemental disclosures of cash flow information:
Cash paid for interest	$242	$568	$285	$299
Cash refunded for income taxes, net of payments	$38	$122	$156	—

        The purchase method of accounting was used to record assets acquired and liabilities assumed by the Company. Such accounting generally results in increased amortization and depreciation reported in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows for these two separate entities.

See accompanying notes.

GT Solar Incorporated and Subsidiary
(formerly GT Equipment Technologies, Inc. and Subsidiary)

Notes to Consolidated Financial Statements

March 31, 2006
(In thousands, except share and per share data)

1.    Organization

        GT Solar Incorporated (formerly GT Equipment Technologies, Inc.) and Subsidiary (the "Company"), provides manufacturing equipment and turnkey solutions to the photovoltaic industry. The Company is headquartered in Merrimack, NH and sells its products worldwide. Effective August 9, 2006, the Company changed its name from GT Equipment Technologies, Inc. to GT Solar Incorporated.

        Effective January 1, 2006, the Company was acquired by GT Solar Holdings, LLC, a newly formed limited liability company (see Note 3).

        These financial statements reflect the consolidated financial position of the Company at March 31, 2005, and the consolidated results of operations and cash flows of the Company for the period from April 1, 2005 through December 31, 2005, and the years ended March 31, 2005 and 2004 (collectively, "Predecessor financial statements"). The Predecessor financial statements have been prepared using the historical cost of the Company's assets and have not been adjusted to reflect the acquisition by GT Solar Holdings, LLC. The accompanying financial statements at March 31, 2006, and for the period from January 1, 2006 through March 31, 2006, reflect the consolidated financial position, results of operations and cash flows of the Company subsequent to the date of the acquisition and include adjustments required under the purchase method of accounting. In accordance with the requirements of purchase accounting, the assets and liabilities of the Company were adjusted to their estimated fair values and the resulting goodwill was recorded as of the transaction date (See Note 3). The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, and because of other effects of purchase accounting, the accompanying consolidated financial statements of the Predecessor and the Company are not comparable in all material respects since those financial statements report financial position, results of operations, and cash flows for these two separate entities.

2.    Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and GT Equipment Holdings, Inc., a wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated.

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt. The estimated fair value of these financial instruments approximates their carrying value at March 31, 2006 and 2005.

Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

        At March 31, 2006, $566 of cash was held in escrow—$141 as collateral on outstanding letters of credit related to customer deposits, and $425 as security for interest and other bank fees.

        At March 31, 2005, $719 of cash was held in escrow—$569 as collateral on outstanding letters of credit related to customer deposits, and $150 as security for monthly payments of debt principal, interest and other bank fees.

  Accounts Receivable and Allowance for Doubtful Accounts

        The Company carries its accounts receivable at their face amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances and credit conditions and based on a history of write-offs and collections. Where the Company is aware of a customer's inability to meet its financial obligations, it specifically reserves for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. For all other customers, the Company establishes reserves for bad debts based on an aging of accounts receivables and applying percentages based on historical experience related to aging categories. The Company's policy is to generally not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received within agreed-upon invoice terms. Accounts are reviewed regularly for collectibility and those deemed uncollectible are written off.

Concentrations of Credit Risk

        Statement of Financial Accounting Standards (SFAS) No. 105, Disclosure of Information About Financial Instruments and Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet risk and credit risk concentrations. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company requires that certain customers post letters of credit to secure customer payment obligations.

        Accounts receivable from the most significant customers, as a percent of total accounts receivable of the Company, amounted to 82% at March 31, 2006, and 47%, 14%, 13% and 11% at March 31, 2005.

        The following customers comprised 10% or more of our total net revenues:

	For the Years Ended March 31										January 1, 2006 through March 31, 2006 (Successor)
								April 1, 2005 through December 31, 2005 (Predecessor)
	2004			2005
	Net revenue		% of Total	Net revenue		% of Total		Net revenue	% of Total		Net revenue	% of Total
Customer #1	$	*	* %	$	*	*	%	$5,821	14%		$17,496	90%
Customer #2		866	10%		*	*	%	11,808	29%		*	*	%
Customer #3		*	* %		*	*	%	4,853	12%		*	*	%
Customer #4		*	* %		10,509	51%		*	*	%	*	*	%
Customer #5		1,801	20%		3,302	16%		*	*	%	*	*	%
Customer #6		1,235	14%		*	*	%	*	*	%	*	*	%
Customer #7		1,107	12%		*	*	%	*	*	%	*	*	%
Customer #8		1,026	11%		*	*	%	*	*	%	*	*	%

*
Net revenues to this customer were less than 10% of our total net revenues during this period.

Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment

        Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Asset Classification	Estimated Useful Life
Land improvements	15 years
Building	40 years
Leasehold improvements	Lesser of useful life or life of lease
Manufacturing equipment	5 to 7 years
Furniture and fixtures	5 to 7 years
Computer equipment	3 to 5 years
Software	3 to 5 years
Assets under capital lease	Lesser of useful life or life of lease

Goodwill and Intangible Assets

        Goodwill represents the excess of the cost of acquired businesses over the fair value of identifiable net assets acquired. The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, Goodwill and other Intangible Assets. Under SFAS No. 142, the Company assesses the realizability of goodwill annually and whenever events or changes in circumstances indicate there might be an impairment. At March 31, 2006, the Company believes there is no impairment of goodwill.

Long-Lived Assets

        The Company accounts for long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires companies to (i) recognize an impairment loss if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (ii) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. The Company had no impairments of its long-lived assets at March 31, 2006.

Warranty

        The Company generally warrants all products for a period of one year. A provision for estimated future costs relating to warranty expense is recorded when products are shipped and accepted by the customer.

Income Taxes

        The Company provides for income taxes under SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded on deferred tax assets unless realization is considered more likely than not.

Derivative Financial Instruments

        At March 31, 2004, an interest rate swap agreement was outstanding at a notional amount totaling $4,380. The swap agreement hedged a portion of the Company's term debt by effectively converting interest payments from a variable rate to a fixed rate. The swap agreement, which had been due to expire on April 1, 2012, was designated as a cash flow hedge of the underlying variable-rate interest payments and was recorded, at fair value, as a current liability in the Company's consolidated balance sheet. Since an assessment of the hedging relationship revealed that it was highly effective, the entire unrealized loss was recorded in accumulated other comprehensive loss within shareholders' equity. At March 31, 2004, there was an unrealized loss of $322 related to the swap agreement. The swap agreement was terminated in November 2004 upon the Company's refinancing of all its credit facilities (see Note 8). The loss realized of $243 was accounted for as a charge against operations, included in early extinguishment of debt, in the Company's Statement of Operations for the year ended March 31, 2005.

Loss Per Share of Common Stock

        Basic loss per share is computed based only on the weighted average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted average number of common shares outstanding during the period, and when dilutive potential common share equivalents from options and warrants (using the treasury-stock method), and potential common shares from convertible securities (using the if-converted method). Because the Company reported a net loss for all periods presented, all potential common shares have been excluded from the computation of the dilutive net loss per share for all periods presented because the effect would have been antidilutive.

        The following table sets forth the computation of basic and diluted loss per share:

	For the Years Ended March 31
	2004 (Predecessor)	2005 (Predecessor)	For Period from April 1, 2005 through Dec. 31, 2005 (Predecessor)	For Period from January 1, 2006 through March 31, 2006 (Successor)
Basic:
Net Loss	$(2,210)	$(413)	$(12,007)	$(2,586)

Weighted average shares outstanding	306,126	306,126	306,126	8,370,000

Loss per share	$(7.22)	$(1.35)	$(39.22)	$(0.31)

Diluted:
Net Loss	$(2,210)	$(413)	$(12,007)	$(2,586)

Weighted average shares outstanding	306,126	306,126	306,126	8,370,000
Assumed exercise of common stock equivalents	—	—	—	—

Weighted average common and common equivalent shares	306,126	306,126	306,126	8,370,000

Loss per share	$(7.22)	$(1.35)	$(39.22)	$(0.31)

        Potential common stock equivalents excluded from the calculation of dilutive loss per share because the effect would have been antidilutive are as follows:

Outstanding stock options	157,577	168,906	231,251	—
Series A preferred stock	80,379	80,379	80,379	—
Class B common stock	500	500	1,226	—
Warrants to purchase Series A preferred stock	222,568	222,573	222,579	—

Stock Option Plan Compensation

        The Company has elected to follow the intrinsic value method as defined in Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock options. Under APB No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Compensation expense is recorded for stock options awarded to employees and directors to the extent that the option exercise prices are less than the common stock's fair market value on the date of grant, where the number of shares and exercise price are fixed. The difference between the fair value of the Company's common stock and the exercise price of the stock option, if any, is recorded as deferred compensation and is amortized to compensation expense over the vesting period of the underlying stock option. However, SFAS No. 123, Accounting for Stock-based Compensation, requires presentation of proforma information as if the Company had accounted for its employee unit options under the "fair value" method of that statement. Under the fair value method, the Company's net loss would have been $(2,586) and $(12,007) for the period from January 1, 2006 through March 31, 2006, and for the period from April 1, 2005 through December 31, 2005, respectively, and $(432) and $(2,223) for the years ended March 31, 2005 and 2004, respectively.

        Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. There were no option grants for the period January 1, 2006 through March 31, 2006, and for the year ended March 31, 2004. The following weighted-average assumptions were made for grants for the period April 1, 2005 through December 31, 2005, and for the year ended March 31, 2005:

	For the Year Ended March 31, 2005	For the Period April 1, 2005 through December 31, 2005
	(Predecessor)	(Predecessor)
Dividend yield	0.0%	0.0%
Expected life of options (years)	4.0	4.0
Risk-free interest rate	3.0%	3.6%

Revenue Recognition

        The Company recognizes revenue from product sales upon shipment, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collectibility is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

        A portion of the total purchase price for most products is typically not due until installation occurs and the customer accepts the product. For "established" products, the lesser of the amount allocated to the equipment or the contractual amount due upon delivery is recorded as product revenue upon delivery. The remainder is billed and recognized as revenue upon customer acceptance. For "new" products, revenue allocated to the equipment is recognized only upon customer acceptance.

        Products are classified as "established" products if post-delivery acceptance provisions and the installation process have been determined to be routine, due to the fact that the acceptance provisions are generally a replication of pre-shipment procedures, and there is a demonstrated history of achieving predetermined installation targets. The majority of products are designed and manufactured to meet contractual customer specifications. To ensure customer specifications are satisfied, the systems are tested at the Company's manufacturing facility prior to shipment. To the extent that customers' conditions cannot be replicated in the Company's facilities or if there is not a demonstrated history of meeting newer customer specifications, then the product is treated as "new" for revenue recognition purposes. The Company has predetermined criteria for changing the classification of a "new" product to an "established" product. A "new" product must achieve a set number of acceptances and a set target for installation cost. Once the criteria have been achieved for a new product, the product is considered "established".

        Spare parts revenue is generally recognized upon shipment, and services revenue is generally recognized over the period that the services are provided.

Shipping and Handling Costs

        The Company classifies third-party shipping costs as a component of cost of goods sold in its consolidated statements of operations. Amounts billed to customers for shipping and handling costs are included in net sales in the consolidated statements of operations.

Research and Development Costs

        Research and development costs are expensed as incurred.

Investment in Related Party

        During April 2000, the Company purchased 250,000 shares of Class A common stock of SC Fluids, Inc. (a company related through common ownership) for $1. On August 29, 2001, the Company converted a Convertible Promissory Note due from SC Fluids, Inc., in the amount of $1,500, to Series A Convertible Preferred Stock of SC Fluids, Inc., at the rate of $1.594 per share. During the year ended March 31, 2005, SC Fluids, Inc. ceased operations due to insufficiency of working capital. Thus, the Company concluded that the investment was worthless. Accordingly, for the year ended March 31, 2005, the entire investment was written-off as a loss on investment in related party.

Recently Issued Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151—Inventory Costs, an amendment of ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on its financial statements.

        In December 2004, the FASB issued SFAS No. 123(R)—Share-Based Payment, which replaces SFAS No. 123—Accounting for Stock-Based Compensation, supersedes APB Opinion No. 25—Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123(R) addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method of APB Opinion No. 25. Instead, companies will be required to account for such transactions using a fair-value method and recognize the related expense associated with share-based payments in the statement of operations. SFAS No. 123(R) is effective for the Company for the fiscal year beginning April 1, 2006.

        The Company had historically accounted for share-based payments to employees under APB Opinion No. 25's intrinsic value method. As such, compensation expense was generally not recognized for options granted to employees. The Company will adopt the provisions of SFAS No. 123(R) under the prospective method. Under the prospective method, the Company will continue to account for nonvested awards outstanding at the date of adoption of SFAS No. 123(R) in the same manner as they had been accounted for prior to adoption for financial statement recognition purposes. All awards granted, modified or settled on or after April 1, 2006, will be accounted for using the measurement, recognition and attribution provisions of SFAS No. 123(R). Subsequent to adoption of this statement, share-based benefits will be valued at fair value using the Black-Scholes or other acceptable option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts so determined will be expensed over the applicable vesting period.

3.    Business Combination

        In accordance with SFAS No. 141, Business Combinations, the Company records acquisitions under the purchase method of accounting. Accordingly, the purchase price is allocated to the tangible assets and liabilities and intangible assets acquired, based on their estimated fair values. The excess purchase price over the fair value is recorded as goodwill. Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and purchased intangibles with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently, if impairment indicators arise. Purchased intangibles with definite lives are amortized over their respective useful lives.

        Effective January 1, 2006, all of the outstanding capital stock of the Predecessor was acquired by GT Solar Holdings, LLC for approximately $83,000. The acquisition was financed by the issuance of debt and the sale of shares (see Notes 8 and 12).

        Based on valuations prepared by an independent third party appraisal firm, using assumptions provided by management, the total purchase price of approximately $83,000, including related acquisition costs of approximately $96, was allocated as follows:

Assets:
Current assets	$28,367
Fixed assets	6,014
Intangible assets (see Note 4)	30,300
Goodwill	44,310

Total assets acquired	108,991
Current liabilities assumed	14,441
Other liabilities assumed	11,691

Net assets acquired	$82,859

        The current assets includes a step-up of $2,748 in order to record the inventory at fair value at the date of purchase. This inventory step-up was expensed through cost of revenues as the acquired inventory was sold. The Company also recorded $1,156 for the fair value of unrecorded receivables related to the outstanding installation portion of contracts at the date of purchase, of which $642 was invoiced in the period from January 1, 2006 through March 31, 2006. The Company does not anticipate that any of the acquired goodwill will be deductible for tax purposes.

        Included in "other expense" in the Consolidated Statement of Operations for the Predecessor for the period April 1, 2005 through December 31, 2005, are acquisition related expenses of approximately $3,400.

4.    Intangible Assets

        Acquired intangible assets subject to amortization consisted of the following at March 31:

	2005 (Predecessor)			2006 (Successor)
	Gross Carrying Amount	Accumulated Amortization	Amortization Period	Gross Carrying Amount	Accumulated Amortization
Technology (Predecessor)	$1,500	$13	10 years	—	—
Customer relationships	—	—	6 years	$4,200	$175
Technology	—	—	3-5 years	6,500	342
Order backlog	—	—	1.25 years	15,800	3,160
Trade names	—	—	6 years	2,400	100
Supplier relationships	—	—	5 years	1,100	55
Non-compete agreements	—	—	2.5 years	300	30

	$1,500	$13		$30,300	$3,862

        Aggregate amortization expense for intangible assets was $3,862 for the period January 1, 2006 through March 31, 2006 and $118 for the period April 1, 2005 through December 31, 2005. Estimated amortization expense for the next five years ending March 31 is as follows: $15,447 in 2007, $2,807 in 2008, $2,675 in 2009, $2,520 in 2010 and $2,165 in 2011.

5.    Notes Receivable

        At March 31, 2006, the Company has four notes receivable, due from three customers, totaling $2,236 relating to the sale of equipment. Three notes bear interest at 8% and require monthly or quarterly payments of principal and interest; the fourth note, which is not significant, bears no interest and requires monthly payments of principal. The notes mature in April, August, September, and December 2006, respectively.

6.    Inventories

        Inventories consist of the following at March 31:

	2005	2006
	(Predecessor)	(Successor)
Raw materials	$2,253	$2,559
Work-in-process	2,123	1,710
Finished goods	456	3,817

	$4,832	$8,086

7.    Property, Plant and Equipment

        Property, plant and equipment consists of the following at March 31:

	2005	2006
	(Predecessor)	(Successor)
Land	$605	$1,074
Land improvements	374	295
Building	3,334	3,071
Manufacturing equipment	1,329	1,122
Computer equipment	446	147
Software	287	286
Furniture and fixtures	231	134

	6,606	6,129
Less accumulated depreciation	1,486	132

	$5,120	$5,997

        Depreciation expense for the period January 1, 2006 through March 31, 2006, for the period April 1, 2005 through December 31, 2005, and for the years ended March 31, 2005 and 2004, was approximately $132, $314, $443 and $595, respectively.

8.    Debt

Senior Secured Promissory Note Payable

        As part of the acquisition of GT Solar Incorporated and Subsidiary (formerly GT Equipment Technologies, Inc.) (Note 3), the Company entered into a Senior Secured promissory note payable with certain shareholders of GT Solar Holdings, LLC in the amount of $15,000. The terms of this note provided for monthly payments of interest at the LIBOR rate plus 3.25%, and for full payment of the principal amount upon the maturity date of April 30, 2006. On April 1, 2006, this note was repaid and replaced with a new $15,000 Senior Secured Exchangeable Note Payable, which matures on September 15, 2008, with certain shareholders of GT Solar Holdings, LLC. This note bears interest at 14%, with quarterly cash interest payments at 8%, and the remainder added to the outstanding principal balance. Additionally the outstanding principal can be exchanged for certain shares of GT Solar Holdings, LLC.

Letters of Credit

        At March 31, 2006, the Company had $4,246 of standby letters of credit outstanding that were secured by a credit facility provided by GT Solar Holdings, LLC's majority shareholder. The credit facility was for the specific purpose of financing the Company's export and import activities. In April 2006, the Company entered into a $15,000 line-of-credit facility with a bank for the purpose of, among other things, securing standby letters of credit. All of the Company's outstanding standby letters of credit are now secured by this new credit facility.

Note Payable

        As part of the purchase of intangible assets during the year ended March 31, 2005, the Company entered into a note payable with the seller in the amount of $1,500. The terms of the agreement did not require interest payments (interest-free). The amount was repaid in monthly instalments of $75 and was fully repaid under the terms of the agreement as of December 31, 2005.

Term Note Payable

        On November 8, 2004, the Company completed the refinancing of its Industrial Revenue Bonds (see below) with a bank under a Credit and Security Agreement and Term Note in the amount of $3,200 (the "Agreements"). Borrowings under the Agreements bore interest at the bank's prime rate (5.75% at March 31, 2005) plus 2%, were secured by substantially all assets of the Company, and were personally guaranteed by certain of the Company's stockholders. In addition, the Agreements required compliance with certain financial covenants, including the achievement of minimum quarterly earnings. The Agreements provided that all borrowings thereunder were due on demand, and in the absence of demand, provided for minimum monthly payments of principle plus interest. However, the lender waived its right to make such demand, absent any defaults by the Company, effective through April 1, 2006. This term note was repaid fully in December 2005 and the related Agreements were cancelled.

Industrial Revenue Bonds

        On April 1, 2002, the Company completed the financing related to the construction of a new, 56,000 square-foot operating facility. The financing was completed through the issuance of Business Finance Authority of the State of New Hampshire ("BFA") Industrial Revenue Bonds (the "Bonds") in the amount of $4,600. In November 2004, the Company refinanced all its credit facilities, including the Bonds. The Bond redemption amount was held in escrow in accordance with applicable Bondholder notice provisions, and on January 3, 2005, all outstanding Bonds were redeemed. The Bonds were guaranteed by a bank pursuant to a Reimbursement Agreement and a Letter of Credit Agreement. The letter of credit was secured by a Mortgage Deed and Security Agreement on the new operating facility, as well as the personal guarantees for up to $250 by certain of the Company's stockholders. The Reimbursement Agreement required the Company to comply with financial covenants including minimum debt service coverage and maximum debt to equity ratios.

        In connection with the Bonds, the Company entered into a Loan and Trust Agreement by and among the Company, the BFA and a bank that sets forth the terms for issuance of the Bonds, the permitted use of the proceeds, and the terms for interest and principal repayment. The Bonds were initially issued on April 19, 2002, and were due to mature on April 1, 2022, with principal payments due annually on April 1.

        Interest was payable monthly at a variable rate determined by the Remarketing Agent of the Bonds. The Bonds further provided a Fixed Rate Conversion Option, under which the rate may be fixed for the remaining term of the Bonds. In order to obtain a fixed effective interest rate, the Company entered into an Interest Rate Swap Agreement with a bank that fixed the net rate of interest payable by the Company at 4.37% per annum for a period of ten years. This Agreement was terminated in November 2004, concurrent with the refinancing of the related debt (see above). A loss of $461 was recognized as a result of the refinancing.

        The terms of the agreement required the Company to comply with various financial and other covenants. As of March 31, 2004, the Company was in violation of these covenants, and, as such, all outstanding amounts at that date were presented as long-term obligations in default in the Company's balance sheet.

Lines-of-Credit

        On November 8, 2004, the Company entered into two line-of-credit facilities with a bank for the specific purpose of financing the Company's export and import activities. The lines-of-credit were solely for the purpose of securing standby letters of credit and did not permit cash borrowings. The maximum face value of outstanding letters of credit under each of these facilities was $1,500 and $4,800, expiring October 31, 2005 and July 1, 2005, respectively. Both lines-of-credit were included in and subject to the same terms and conditions of the Credit and Security Agreement (see Note Payable, above). In addition, at March 31, 2005, the Company had $2,256 of standby letters of credit outstanding that were secured by these facilities.

        As of March 31, 2004, the Company had a revolving line-of-credit facility with a bank that was for the specific purpose of financing the Company's export and import activities. The line-of-credit was solely for the purpose of securing standby letters of credit and did not permit cash borrowings. The maximum face value of outstanding letters of credit under this facility was $1,500, and at March 31, 2004, the Company had $1,226 of standby letters of credit outstanding that were secured by this facility. The line expired concurrent with the expiration of the underlying standby letters of credit.

9.    Employee Benefit Plan

        The Company has in effect a 401(k) employee savings plan for its eligible employees. Eligible employees may elect to contribute a percentage of their salaries up to the annual Internal Revenue Code maximum limitations. The Plan allows the Company to make discretionary matching contributions for its participating employees. For the period January 1, 2006 through March 31, 2006, the Company made discretionary contributions of $23. For the period April 1, 2005 through December 31, 2005 and for the years ended March 31, 2005 and 2004, the Company elected not to make any discretionary contributions.

10.    Income Taxes

        Significant components of the Company's deferred tax assets and liabilities at March 31 are as follows:

	2005	2006
	(Predecessor)	(Successor)
Deferred tax assets:
Allowance for doubtful accounts	$10	$12
Inventories	103	214
Accrued expenses	199	311
Tax credits and NOL carryforwards	22	467
Stock option compensation	608	—
Intangibles	154	—
Deferred revenue	935	3,495

Total deferred tax assets	2,031	4,499
Valuation allowance	(1,736)	—

Net deferred tax assets	295	4,499
Deferred tax liabilities:
Intangibles	—	9,669
Fixed assets	295	538

Total deferred tax liabilities	295	10,207

Net deferred tax liabilities	$—	$5,708

        Significant components of the provision (benefit) for income taxes are as follows:

			For the Period From
			April 1, 2005 through December 31, 2005	January 1, 2006 through March 31, 2006
	Years Ended March 31
	2004	2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)
Current:
Federal	$(210)	$121	$—	$—
State	—	—	—	—

Total current	(210)	121	—	—
Deferred:
Federal	—	—	—	(1,368)
State	—	—	—	(374)

Total deferred	—	—	—	(1,742)

	$(210)	$121	$—	$(1,742)

        The U.S. federal income tax rate is reconciled to the Company's effective tax rate as follows:

					For the Period From
	Years Ended March 31
					April 1, 2005 through December 31, 2005 (Predecessor)		January 1, 2006 through March 31, 2006 (Successor)
	2004 (Predecessor)		2005 (Predecessor)
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Tax at federal statutory rate	$(813)	(34.0)	$(99)	(34.0)	$(4,082)	(34.0)	$(1,472)	(34.0)
State income tax, net of U.S. federal benefit	—	—	—	—	—	—	(247)	(5.7)
Valuation allowance adjustment	723	30.2	268	91.7	3,123	26.0	—	—
Other	(120)	(5.0)	(48)	(16.3)	959	8.0	(23)	(0.5)

	$(210)	(8.8)	$121	41.4	$—	—	$(1,742)	(40.2)

        Management believes that, at March 31, 2006, it is more likely than not that the deferred tax assets recorded will be realized and, therefore, no valuation allowance has been provided against such amounts at March 31, 2006. A valuation allowance for deferred tax assets of $1,736 was recorded at March 31, 2005 since it was more likely than not that some or all of the deferred tax assets would not be realized.

        At March 31, 2006, the Company has $22 of alternative minimum tax (AMT) credits to offset any future regular tax liability. The AMT credits do not expire. At March 31, 2006, the Company had available net operating loss carryforwards for Federal income tax purposes of approximately $1,124.

11.    Lease Commitments

        The Company entered into capital leases for equipment. Assets under capitalized leases are capitalized using interest rates that approximate the rate at the inception of each lease. The net book value of assets under capital lease amounted to approximately $22 at March 31, 2005. Assets under capital lease are net of accumulated amortization of approximately $17 at March 31, 2005. Amortization of assets under capital lease obligations is included in depreciation and amortization expense. All outstanding capital leases were fully repaid in December 2005.

12.    Stockholders' Equity

Common Stock

        In conjunction with the acquisition of the Company by GT Solar Holdings, LLC, the Company amended and restated its By-Laws and Articles of Incorporation, including eliminating the previous classes of stock and authorizing the issuance of 10,000,000 shares of Common Stock. Prior to the acquisition, authorized shares of Class A and Class B Common Stock were 1,000,000 each. The Class B Common Stock had the same rights as Class A, except Class B was non-voting.

        At March 31, 2006, the Company has reserved up to 630,000 shares of Common Stock for issuance under the 2006 Stock Option Plan.

Series A Convertible Preferred Stock

        In conjunction with the acquisition by GT Solar Holdings, LLC, the Company amended and restated its By-Laws and Articles of Incorporation, which included eliminating all previously authorized shares of Series A Convertible Preferred Stock.

Stock Option Plans

        In fiscal year 1997, the Company adopted the 1997 Non-qualified Stock Option Plan (the 1997 Plan). In fiscal year 2006, the Company adopted the 2005 Stock Option Plan. Under both plans, options were granted to persons who were, at the time of grant, employees, officers or directors of, or consultants or advisors to, the Company. In connection with the acquisition by GT Solar Holdings, LLC, 244,814 options for Class B common stock of the Company, representing all outstanding options at the acquisition date, were redeemed. The Company paid to the option holders an amount equal to the amount calculated as if the options had been exercised in a cashless exercise at the Company's $106.94 per share acquisition price. This payment was subsequently reimbursed by GT Solar Holdings, LLC. The aggregate difference of $20,133, representing the difference between the acquisition price per share and the options' exercise price, was paid by the Company to the stock option holders and charged to compensation expense in the period April 1, 2005 through December 31, 2005.

        During the period April 1, 2005 through December 31, 2005 and for the years ended March 31, 2005 and 2004, the Board of Directors granted options for 20,895, 50,800 and -0- shares of Class B Common Stock, respectively. No options were granted for Class A Common Stock during the years ended March 31, 2005 or 2004. A summary of stock option activity related to the option plans is as follows:

	2004 (Predecessor)		2005 (Predecessor)		For the Period From April 1, 2005 through December 31, 2005 (Predecessor)
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at beginning of year	214,519	$3.53	205,919	$3.16	247,919	$5.99
Granted	—	—	50,800	18.37	20,895	18.37
Cancelled/Expired	(8,600)	11.17	(8,800)	11.23	(21,817)	(18.30)
Exercised	—	—	—	—	(2,183)	(13.74)
Redeemed					(244,814)	(5.88)

Outstanding at end of year	205,919	3.16	247,919	5.99	—	—

Exercisable at end of year	190,911	$2.56	199,940	$3.21	—	—

Weighted-average fair value of options granted during the year		$—		$2.08		$2.44

        On January 1, 2006, the Company adopted the 2006 Stock Option Plan (the 2006 Plan). Under the 2006 Plan, options may be granted to persons who are, at the time of grant, employees, officers or directors of, or consultants or advisors to, the Company. The Plan reserves up to 630,000 shares of Common Stock of GT Solar Incorporated for issuance upon the exercise of the options. The option price at the date of grant is determined by the Board of Directors. The exercise of options is limited to the provisions of the 2006 Plan, but in no case may the exercise period extend beyond ten years from the date of grant. As of March 31, 2006, no options have been granted or are outstanding under the 2006 Plan.

Warrants

        On December 24, 2001, the Company issued warrants to purchase up to 222,585 shares of Series A Convertible Preferred Stock, at an exercise price of $.001 per share, exercisable from April 1, 2006 through December 24, 2011. All of the outstanding Warrants were cancelled in conjunction with the acquisition by GT Solar Holdings, LLC.

13.    Related Party Transactions

        In March 2002, the Company, through its wholly-owned subsidiary, GT Equipment Holdings Inc., participated in the formation of GT Global LLC, through a 10% ownership share of that entity. During the periods January 1, 2006 through March 31, 2006, April 1, 2005 through December 31, 2005, and the years ended March 31, 2005 and 2004, the Company sold certain equipment and parts totaling approximately $78, $10, $169 and $825, respectively, to GT Global LLC. In addition, the Company's balance due from related parties at March 31, 2006 and 2005, include $78 and $8, respectively, due from GT Global, LLC.

        The Company, through contractual agreements, provided certain administrative and accounting services to SC Fluids, Inc., a company related through common ownership and investment (see Note 2). Amounts earned for such services were approximately $228 and $323 for the years ended March 31, 2005 and 2004, respectively. For the year ended March 31, 2005, the Company determined that all amounts due from SC Fluids, Inc. were uncollectible, and wrote off the entire balance due of $161.

14.    Segment and Geographical Information

        SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the manner in which companies report in their financial statements information about operating segments, products, services, geographic areas, and major customers. The methods of determining what information to report is based on the way that management organizes the operating segments within the enterprise. The Company operates one business segment which provides manufacturing equipment and turnkey solutions to the photovoltaic industry, so under SFAS No. 131, we do not present a desegregation of our consolidated financial results into multiple operating segments, products, or services.

        The following table presents net revenues by geographic region, which is based on the destination of the shipments:

	For the Years Ended March 31			January 1, 2006 through March 31, 2006 (Successor)
			April 1, 2005 through December 31, 2005 (Predecessor)
	2004	2005
Asia	$20	$10,649	$25,896	$18,155
Europe	4,329	7,220	5,377	1,171
North America	4,621	2,909	8,955	38

Net Sales	$8,970	$20,778	$40,228	$19,364

        The Company's assets are located in North America in the period January 1, 2006 through March 31, 2006, for the period April 1, 2005 through December 31, 2005, and for the years ended March 31, 2005 and 2004.

15.    Selected Condensed Quarterly Results of Operations (Unaudited)

        The following table sets forth selected condensed unaudited statement of operations data for the four quarters ended March 31, 2006:

	For the Quarterly Period Ended
	Predecessor			GT Solar (Successor)
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006
Total revenues	$11,453	$14,307	$14,468	$19,364
Cost of revenues	6,917	7,358	7,857	17,455
Gross profit	4,536	6,949	6,611	1,909
Income (loss) from operations	2,676	4,177	(15,316)	(4,026)
Net income (loss)	$2,574	$4,008	$(18,589)	$(2,586)
Net income (loss) per share:
Basic	$8.41	$13.09	$(60.72)	$(0.31)
Diluted	$3.31	$5.16	$(60.72)	$(0.31)
Shares used to compute earnings per share:
Basic	306,126	306,126	306,126	8,370,000
Diluted	776,662	776,685	306,126	8,370,000

16.    Subsequent Events

        On April 23, 2007, the Board of Directors of GT Solar International, Inc. approved the filing of an S-1 Registration Statement with the Securities and Exchange Commission with respect to an initial public offering of its common stock by certain of its stockholders.

        On April 23, 2007, the Company entered into a revolving credit facility that provides for aggregate borrowings of up to $40.0 million, subject to covenant compliance, sublimits and allowances and, as of that date, the Company had approximately $38.3 million of outstanding letters of credit and no outstanding borrowings.

        On April 23, 2007, the Company repaid its Senior Secured Exchangeable Note using available operating cash.

INTERIM FINANCIAL STATEMENTS

GT Solar International, Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	March 31, 2006	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$5,993	$63,113
Restricted cash	566	4,685
Accounts receivable	6,355	9,849
Inventories	8,086	11,887
Advances on inventory purchases	2,487	7,758
Notes receivable	2,236	846
Refundable federal and state income taxes	115	15
Deferred income taxes	4,456	4,152
Prepaid expenses and other current assets	153	662

Total current assets	30,447	102,967
Property, plant and equipment, net	5,997	6,283
Due from related parties	78	22
Intangible assets	26,438	15,378
Goodwill	44,310	44,310
Other assets	—	268

Total Assets	$107,270	$169,228

Liabilities and stockholders' equity
Current liabilities:
Senior secured promissory note payable	$15,000	$—
Accounts payable	4,678	4,697
Accrued expenses	2,687	9,147
Customer deposits	3,419	68,162
Deferred revenue	6,145	3,445
Income taxes payable	—	1,108

Total current liabilities	31,929	86,559
Senior secured exchangeable note payable	—	15,698
Deferred income taxes	10,164	4,735

Total liabilities	42,093	106,992
Stockholders' equity
Series A convertible preferred stock	—	—
Common stock	84	84
Class A common stock	—	—
Class B common stock	—	—
Additional paid-in capital	67,679	68,106
Accumlated other comprehensive loss	—	(137)
Retained earnings (deficit)	(2,586)	(5,817)

Total Stockholders' equity	65,177	62,236

Total Liabilities and Stockholders' equity	$107,270	$169,228

See accompanying notes.

GT Solar International, Inc, and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except share and per share data)

	Nine Months Ended
	December 31, 2005	December 31, 2006
	(Predecessor)	(Successor)
Revenues	$40,228	$61,457
Cost of revenues	22,132	34,292

Gross profit	18,096	27,165
Research and development	1,025	2,865
Sales and marketing expenses	3,048	5,338
General and administrative expenses	22,486	17,808

Income (loss) from operations	(8,463)	1,154
Interest income	148	964
Interest expense	(285)	(1,748)
Other income (expense)	(3,407)	(5,177)

Loss before income taxes	(12,007)	(4,807)
Provision (benefit) for income taxes	—	(1,576)

Net loss	$(12,007)	$(3,231)

Loss per share—Basic and Diluted	$(39.22)	$(0.39)
Shares used to compute loss per share—Basic and Diluted	306,126	8,370,000

See accompanying notes.

GT Solar International, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	Nine Months Ended
	December 31, 2005	December 31, 2006
	(Predecessor)	(Successor)
Operating activities:
Net loss	$(12,007)	$(3,231)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	525	12,091
Interest accreted on note payable	—	698
Deferred income tax benefit	—	(5,124)
Stock-based compensation	19,822	426
Provision for doubtful accounts	24	—
Loss on sale of property	(13)	—
Changes in operating assets and liabilities:
Restricted cash	(1,126)	(4,118)
Accounts receivable	1,825	(3,494)
Inventories	3	(3,801)
Advances on inventory purchases	(3,139)	(5,271)
Notes receivable	(2,968)	1,390
Prepaid expenses	35	(525)
Other assets	—	(30)
Due from related parties	8	57
Accounts payable and accrued expenses	(1,117)	6,342
Customer deposits	1,246	64,743
Income taxes	(29)	1,208
Deferred revenue	682	(2,701)

Net cash provided by operating activities	3,771	58,660
Investing activities:
Capital expenditures	(497)	(752)
Net proceeds from sale of assets	61	42
Purchase of intangibles	(120)	(525)

Net cash used in investing activities	(556)	(1,235)
Financing activities:
Repayment of notes payable	(675)	—
Repayment of long-term obligations	(3,028)	—
Repayment of senior secured note	—	(15,000)
Issuance of senior secured exchangeable note	—	15,000
Payment of capital lease obligations	(28)	—
Proceeds from sale of common stock	30	—
Debt financing fees incurred	—	(305)

Net cash used in financing activities	(3,701)	(305)

Increase in cash and cash equivalents	(486)	57,120
Cash and cash equivalents at beginning of period	3,678	5,993

Cash and cash equivalents at end of period	$3,192	$63,113

See accompanying notes.

GT Solar International, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Interim Financial Statements

December 31, 2006

(In thousands, except share and per share data)

1.    Organization and Basis of Presentation

        GT Solar International, Inc. and Subsidiaries (the "Company"), provides manufacturing equipment and turnkey solutions to the photovoltaic industry. The Company is headquartered in Merrimack, NH and sells its products worldwide. On September 27, 2006, the Company became the parent company of its principal operating subsidiary, GT Solar Incorporated (the "Reorganization Merger"), through a transaction that is more fully described below. Effective August 9, 2006, GT Solar Incorporated changed its name from GT Equipment Technologies, Inc. to GT Solar Incorporated.

        Effective January 1, 2006, all of the outstanding capital stock of the Company's accounting predecessor ("the Predecessor") was acquired by GT Solar Holdings, LLC for approximately $83 million ("the Acquisition"). The Acquisition was financed by the issuance of debt and the sale of shares. The accompanying financial information at March 31, 2006 and December 31, 2006, and for the nine months ended December 31, 2006, reflect the consolidated financial position, results of operations and cash flows of the Company subsequent to the date of the Acquisition and include adjustments required under the purchase method of accounting. In accordance with the requirements of purchase accounting, the assets and liabilities of the Company were adjusted to their estimated fair values and the resulting goodwill was recorded as of the transaction date. The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, the accompanying consolidated financial information of the Predecessor and the Company are not comparable in all material respects because of the effects of purchase accounting.

        On September 27, 2006, the Company entered into the Agreement and Plan of Merger with GT Solar Incorporated and GT Solar Merger Corp., a newly formed wholly owned subsidiary of the Company, pursuant to which GT Solar Merger Corp, was merged with and into GT Solar Incorporated, with GT Solar Incorporated as the surviving corporation in the merger. In the Reorganization Merger, each outstanding share of common stock of GT Solar Incorporated was converted into one share of common stock of the Company, and each option to acquire a share of common stock of GT Solar Incorporated was converted into an option to acquire one share of common stock of the Company. Each outstanding share of common stock of GT Solar Merger Corp. was converted in the Reorganization Merger into one share of common stock of GT Solar Incorporated. Immediately following, and as a result of, the Reorganization Merger, GT Solar Incorporated was a wholly owned direct subsidiary of the Company, and the Company was a wholly-owned direct subsidiary of GT Solar Holdings, LLC. Prior to the Reorganization Merger, GT Solar International, Inc. did not conduct any operations or own any material assets.

        The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying financial statements contain all adjustments consisting of normal recurring accruals necessary to present fairly the financial position, results of operations and cash flows for the periods presented. The results for the nine months ended December 31, 2006 are not necessarily indicative of the results to be expected for the year ending March 31, 2007 or for any other interim period or for any future year. The accompanying financial statements should be read in conjunction with the consolidated financial statements and footnotes beginning at page F-1 of this document.

2.    Significant Accounting Policies

        The Company's significant accounting policies are disclosed in its audited Financial Statements for the year ended March 31, 2006 and, except with respect to stock based compensation and derivative instruments as described herein, have not changed materially as of December 31, 2006.

Earning Per Share of Common Stock

        Basic earnings per share is computed based only on the weighted average number of common shares outstanding during the period. Diluted earning per share is computed using the weighted average number of common shares outstanding during the period, and when dilutive potential common share equivalents from options and warrants (using the treasury-stock method), and potential common shares from convertible securities (using the if-converted method). Because the Company reported a net loss for all periods presented, all potential common shares have been excluded from the computation of the dilutive net loss per share for all periods presented because the effect would have been antidilutive.

        The following table sets forth the computation of basic and diluted earnings per share:

	Nine Months Ended
	December 31, 2005	December 31, 2006
	(Predecessor)	(Successor)
Basic:
Net Loss	$(12,007)	$(3,231)

Weighted average shares outstanding	306,126	8,370,000

Loss per share	$(39.22)	$(0.39)

Diluted:
Net Loss	$(12,007)	$(3,231)

Weighted average shares outstanding	306,126	8,370,000

Assumed exercise of common stock equivalents	—	—
Weighted average common and common equivalent shares	306,126	8,370,000

Loss per share	$(39.22)	$(0.39)

        Potential common stock equivalents excluded from the calculation of dilutive earnings per share because the effect would have been anti-dilutive are as follows:

	Nine Months Ended
	December 31, 2005	December 31, 2006
	(Predecessor)	(Successor)
Outstanding stock options	231,251	—
Series A preferred stock	80,379	—
Class B common stock	1,226	—
Warrants to purchase Series A preferred stock	222,579	—

Accounting for Stock-Based Compensation

        Effective April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share Based Payment ("SFAS No. 123(R)"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on the estimated fair market values of the underlying instruments. Accordingly, stock-based compensation cost is measured at the grant date, based upon the fair value of the award, and is recognized as expense on a straight line basis over the requisite employee service period.

        The Company adopted SFAS No. 123(R) using the prospective transition method, which requires the application of the standard as of April 1, 2006. Accordingly, the Company's consolidated financial statements as of and for the nine months ended December 31, 2006 reflect the impact of SFAS No. 123(R). In accordance with the prospective transition method, the Company's consolidated financial statements for the prior periods have not been restated. Stock-based compensation cost capitalized as part of inventory for the nine months ended December 31, 2006 was $81. Stock-based compensation expense recognized under SFAS No. 123(R) for the nine months ended December 31, 2006 was as follows:

Nine months ended December 31, 2006
(Successor)
Research and development	$118
Selling and marketing	90
General and administrative	94

Total	$302

        Compensation expense in the nine months ended December 31, 2006 pertains to the share-based payment awards granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with SFAS No. 123(R).

        The Company has selected the Black Scholes option pricing model to value its options. The weighted average estimated fair value per share of employee stock options granted during the nine months ended December 31, 2006 was determined to be $18.41 using the Black Scholes model with the following underlying assumptions:

Expected volatility	67.6%
Weighted average risk-free interest rate	5.07%
Expected dividend yield	0.0%
Weighted average expected life (in years)	6.1

        The Company has estimated its expected stock price volatility based on historical volatility calculations for a group of peer comparable companies. The weighted average risk free interest rate reflects the rates of U.S. government securities appropriate for the term of the Company's stock options at the time of grant. The weighted average expected term of 6.1 years is based on the average of the vesting term and the ten year contractual lives of all options awarded after April 1, 2006.

        Stock based compensation expense recognized in the Consolidated Statement of Operations for the nine months ended December 31, 2006 is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of initial grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical activity, as it believes that these forfeiture rates are indicative of its expected forfeiture rate.

        As of December 31, 2006, the Company had unrecorded deferred stock-based compensation expense related to stock options of approximately $3.0 million after estimated forfeitures, which will be recognized over an estimated weighted-average remaining requisite service period of 3.5 years. During the nine months ended December 31, 2006, the Company granted 196,992 options with an estimated total fair market value at grant date of approximately $3.4 million, after estimated forfeitures.

        The Company accounts for equity instruments issued to non-employees in accordance with SFAS No. 123, Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services and Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Accordingly, as these equity instruments vest, the Company will be required to remeasure the fair value of the equity instrument at each reporting period prior to vesting and finally at the vesting date of the equity instruments. Stock based compensation recognized with respect to equity instruments issued to non-employees for the nine months ended December 31, 2006 was $44.

Derivative Instruments and Hedging Agreements

        In December 2006, the Company began entering into forward foreign exchange contracts to offset certain operational exposures from the impact of changes in foreign currency exchange rates. Such exposures result from the portion of the Company's operations that are denominated in currencies other than the U.S. dollar, primarily Euro. These foreign exchange contracts are entered into to support purchases made in the normal course of business, and accordingly, are not speculative in nature. In accordance with Statement of Financial Account Standards No. 133 (SFAS No. 133), Accounting for Derivative Instruments and Hedging Activities, hedges related to anticipated transactions are designated and documented at the inception of the respective hedges as cash flow hedges and are evaluated for effectiveness monthly.

        The Company records all derivative financial instruments in the consolidated financial statements in other current assets or accrued liabilities, depending on their net position, at fair value regardless of the purpose of intent for holding the instrument. Changes in the fair value of the derivative financial instruments are either recognized periodically in earnings or in shareholders' equity as a component of accumulated other comprehensive income (OCI) or loss depending on whether the derivative financial instrument qualifies for hedge accounting as defined by SFAS No. 133. Changes in fair values of derivatives not qualifying for hedge accounting are reported in earnings as they occur.

        Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in consolidated financial statements. The market risk associated with these instruments resulting from currency exchange rate movements is expected to offset the market risk of the underlying transactions, assets and liabilities being hedged. The counterparty to the agreements relating to the Company's foreign exchange instruments is a major international financial institution with high credit ratings. The Company does not believe that there is significant risk of nonperformance by the counterparty because the Company continually monitors the credit rating of such counterparty. While the contract or notional amounts of derivative financial instruments provide one measure to the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of the counterparty to meet the terms of the contracts) are generally limited to the amounts, in any, by which the counterparty's obligations under the contracts exceed the obligations of the Company to the counterparty.

        As of December 31, 2006, the fair value and carrying amount of forward foreign currency exchange contracts was $(196).

Accumulated Derivative Gains or Losses

        The following table summarizes activity in accumulated other comprehensive loss related to derivatives classified as cash flow hedges held by the Company during the period of April 1, 2006 through December 31, 2006:

Nine Months Ended December 31, 2006
(Successor)
Balance at beginning of period	$—
Changes in fair value of derivatives—gain (loss)	$(137)
Reclassifications into earnings from other comprehensive income	—

Balance at end of period	$(137)

        All of the accumulated loss will be reclassified into earnings over the next twelve months.

3.    Comprehensive Loss

	Nine Months Ended
	December 31, 2005	December 31, 2006
	(Predecessor)	(Successor)
Net loss	$(12,007)	$(3,231)
Change in unrealized gains (losses) on derivative instruments designated cash flow hedges	—	(137)

Comprehensive loss	$(12,007)	$(3,368)

4.    Inventories

        Inventories consist of the following:

	March 31, 2006	December 31, 2006
Raw materials	$2,559	$3,874
Work-in-process	1,710	3,458
Finished goods	3,817	4,555

	$8,086	$11,887

5.    Stockholders' Equity

Stock Option Plan

        On January 1, 2006, the Company adopted the 2006 Stock Option Plan (the 2006 Plan). Under the 2006 Plan, options may be granted to persons who are, at the time of grant, employees, officers or directors of, or consultants or advisors to, the Company. The 2006 Plan reserves up to 630,000 shares of common stock for issuance upon the exercise of the options. The option price at the date of grant is determined by the Board of Directors. The exercise of options is limited to the provisions of the 2006 Plan, but in no case may the exercise period extend beyond ten years from the date of grant.

        Activities under the 2006 Plan for the nine months ended December 31, 2006 were as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balances, April 1, 2006	630,000	—	$—
Options granted	(196,992)	196,992	28.14
Options exercised	—	—	—
Options canceled/expired	3,168	(3,168)	28.14

Balances, December 31, 2006	436,176	193,824	$28.14

        All of the options outstanding at December 31, 2006 have an exercise price of $28.14 and a weighted average remaining contractual life of 9.5 years. None of the outstanding options were exercisable at December 31, 2006.

6.    Selected Condensed Quarterly Results of Operations

        The following table sets forth selected condensed unaudited statement of operations data for the three quarters ended December 31, 2006:

	For the Quarterly Period Ended
	June 30, 2006	September 30, 2006	December 31, 2006
Total revenues	$14,103	$19,792	$27,562
Cost of revenues	8,722	9,510	16,060
Gross profit	5,381	10,282	11,502
Income (loss) from operations	(1,476)	1,342	1,288
Net income (loss)	$(1,330)	$745	$(2,646)
Net income (loss) per share:
Basic	$(0.16)	$0.09	$(0.32)
Diluted	$(0.16)	$0.09	$(0.32)
Shares used to compute earnings per share:
Basic	8,370,000	8,370,000	8,370,000
Diluted	8,370,000	8,370,000	8,370,000

7.    Contingencies

      Two of our customers have experienced accidents at their respective facilities involving our DSS units, the most recent of which occurred in December 2006, and resulted in two deaths. The causes of these accidents are still being investigated. To date, the Company has not received any product liability or other claims with respect to such accidents.

8.    Subsequent Events

        On April 23, 2007, the Board of Directors of GT Solar International, Inc. approved the filing of an S-1 Registration Statement with the Securities and Exchange Commission with respect to an initial public offering of its common stock by certain of its stockholders.

        On April 23, 2007, the Company entered into a revolving credit facility that provides for aggregate borrowings of up to $40.0 million, subject to covenant compliance, sublimits and allowances and, as of that date, the Company had approximately $38.3 million of outstanding letters of credit and no outstanding borrowings.

        On April 23, 2007, the Company repaid its Senior Secured Exchangeable Note using available operating cash.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following is a statement of estimated expenses, to be paid solely by the Registrant, of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee		$6,140
NASD filing fee		20,500
Nasdaq Global Market filing fee		*
Blue sky fees and expenses (including attorneys' fees and expenses)		*
Printing expenses		*
Accounting fees and expenses		*
Transfer agents fees and expenses		*
Legal fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

        The Registrant is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the Delaware General Corporation Law, as the same exists or may hereafter be amended (the "DGCL"), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        The Registrant's certificate of incorporation will provide that to the fullest extent permitted by the DGCL and except as otherwise provided in its by-laws, none of the Registrant's directors shall be liable to it or its stockholders for monetary damages for a breach of fiduciary duty. In addition, the Registrant's certificate of incorporation will provide for indemnification of any person who was or is made or threatened to be made a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the Registrant, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, all of the directors and officers of the Registrant are covered by insurance policies maintained and held in effect by the Registrant against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act. In connection with this offering, the Registrant expects to enter into indemnification agreements with its directors. Pursuant to these director indemnification agreements, the Registrant will agree to indemnify each of them if any of them are made party to or threatened to be made party to any proceeding, by reason of their status as a director or in any capacity with respect to any employee benefit plan of the Registrant, subject to certain exceptions.

Item 15.    Recent Sales of Unregistered Securities.

        During the last three years, the Registrant has issued securities in the following transactions, each of which was exempt from the registration requirements of the Securities Act. No underwriters were involved in any of the below-referenced sales of securities. The historical share data set forth in this section has not been adjusted to reflect the stock split that is expected to be effected prior to the completion of this offering.

        During the last three years, the Registrant (or its predecessor) has issued the following securities without registration under the Securities Act of 1933:

        (1)   The Registrant was incorporated under the laws of the State of Delaware on September 27, 2006, and in connection therewith issued 100 shares of common stock to GT Solar Incorporated for an aggregate consideration of $100.00. This issuance was made without registration under the Securities Act in reliance upon Section 4(2) thereof.

        (2)   On September 28, 2006, the Registrant entered into the Agreement and Plan of Merger with Solar Incorporated (the "Operating Company") and GT Solar Merger Corp., a newly formed wholly owned subsidiary of the Registrant, pursuant to which GT Solar Merger Corp. was merged with and into the Operating Company, with the Operating Company continuing as the surviving corporation in the merger (the "Reorganization Merger"). In the Reorganization Merger, each outstanding share of common stock of the Operating Company was converted into one share of common stock of the Registrant, and each outstanding option to acquire a share of common stock of the Operating Company was converted into an option to acquire one share of common stock of the Registrant. As a result of the Reorganization Merger, the Registrant issued 8,370,000 shares of common stock. Immediately following, and as a result of, the Reorganization Merger, the Operating Company became a wholly owned direct subsidiary of the Registrant, and the Registrant became a wholly-owned direct subsidiary of GT Solar Holdings, LLC. This issuance was made without registration under the Securities Act in that the Reorganization Merger did not involve a "sale" of securities for purposes of Section 2(3) of the Securities Act. To the extent that the Reorganization Merger was deemed to involve a "sale," such sale was not subject to the registration requirements of the Securities Act under Section 4(2) thereof.

        (3)   In July 2006, the Operating Company granted options to purchase an aggregate of 195,840 shares of its common stock to certain executives, employees, directors and consultants. These option grants were made in the ordinary course of business and did not involve any cash payment from the optionees. The grant of options did not involve a "sale" of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Rule 701 under the Securities Act. Following the Reorganization Merger, these options were converted into options exercisable for shares of the Registrant's common stock in accordance with the terms of such options.

Item 16.    Exhibits and Financial Statement Schedules.

Exhibits.

        The attached Exhibit Index is incorporated by reference herein.

Financial Statement Schedules.

        All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Merrimack, State of New Hampshire, on April 26, 2007.

GT SOLAR INTERNATIONAL, INC.
By:	/s/ THOMAS M. ZARRELLA
Name:	Thomas M. Zarrella
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas M. Zarrella, Howard T. Smith and Daniel F. Lyman, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer) to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

* * * * *

        Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on April 26, 2007.

Signature	Title

/s/ THOMAS M. ZARRELLA Thomas M. Zarrella	President and Chief Executive Officer and Director (principal executive officer)
/s/ HOWARD T. SMITH Howard T. Smith	Chief Financial Officer (principal financial and accounting officer)
/s/ ERNEST L. GODSHALK Ernest L. Godshalk	Director
/s/ RICHARD K. LANDERS Richard K. Landers	Director
/s/ J. BRADFORD FORTH J. Bradford Forth	Director

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement.*
2.1
Agreement and Plan of Merger, dated December 8, 2005, by and among GT Solar Incorporated (formerly known as GT Equipment Technologies, Inc.), GT Solar Holdings, LLC, Glow Merger Corporation, OCM/GFI Power Opportunities Fund II, L.P. and OCM/GFI Power Opportunities Fund II (Cayman), L.P., and the stockholders party thereto.*
3.1	Certificate of Incorporation of the Registrant.
3.2	By-laws of the Registrant as adopted on September 28, 2006.
3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant.*
3.4	Form of Amended and Restated By-laws of the Registrant.*
4.1	Specimen Common Stock certificate.*
4.2	Senior Secured Promissory Note, dated December 30, 2005, by and among Glow Merger Corporation, OCM/GFI Power Opportunities Fund II, L.P. and OCM/GFI Power Opportunities Fund II (Cayman), L.P.
4.3
Senior Secured Exchangeable Promissory Note, dated April 1, 2006, by and among GT Solar Incorporated, OCM/GFI Power Opportunities Fund II, L.P., OCM/GFI Power Opportunities Fund II (Cayman), L.P., Kedar P. Gupta, Thomas M. Zarrella and each of the other Class A shareholders of GT Solar Holdings, LLC.
5.1	Opinion of Kirkland & Ellis LLP.*
10.1
Loan and Security Agreement, dated April 20, 2007, by and among GT Solar International, Inc., GT Solar Incorporated, GT Solar Holdings, LLC, GT Equipment Holdings, Inc., the financial institutions which are or which hereafter become a party hereto and Citizens Bank New Hampshire.
10.2	Registration Rights Agreement, dated as of December 30, 2005, by and among the Registrant and the persons on the signature pages thereto.
10.3	Employment Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Thomas M. Zarrella.
10.4	Employment Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Howard T. Smith.
10.5	Employment Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Daniel F. Lyman.
10.6	Employment Agreement, dated as of April 12, 2006, and as amended on January 16, 2007, by and between GT Solar Incorporated and David W. Keck.
10.7	Employment Agreement, dated as of June 1, 2006, by and between GT Solar Incorporated and Jeffrey J. Ford.
10.8	Employment Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Dr. Kedar P. Gupta.
10.9	Amended and Restated GT Equipment Technologies, Inc. 2006 Stock Option Plan, dated December 30, 2005, and amended July 7, 2006.
10.10	Confidentiality and Non-Competition Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Thomas M. Zarrella.

10.11	Confidentiality and Non-Competition Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Howard T. Smith.
10.12	Confidentiality and Non-Competition Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Daniel F. Lyman.*
10.13	Confidentiality and Non-Competition Agreement, dated as of April 17, 2006, by and between GT Solar Incorporated and David W. Keck.*
10.14	Confidentiality and Non-Competition Agreement, dated as of June 1, 2006, by and between GT Solar Incorporated and Jeffrey J. Ford.*
10.15	Confidentiality and Non-Competition Agreement, dated as of December 30, 2005, by and between GT Solar Incorporated and Dr. Kedar P. Gupta.
10.16	Retirement Agreement, dated as of November 21, 2006, by and between GT Solar Incorporated and Dr. Kedar P. Gupta.
10.17	Form of Director Indemnification Agreement.*
10.18	Engineering Agreement, dated as of March 14, 2006, by and between GT Solar Incorporated and Poly Engineering, S.r.l.*+
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1*).
24.2	Power of Attorney (included in signature page).

*
To be filed by amendment.

+
Certain confidential portions have been omitted pursuant to a confidential treatment request to be filed separately with the Securities and Exchange Commission.